

2225 Lawson Lane
Santa Clara, California 95054

April 22, 2022

To Our Shareholders,

You are cordially invited to attend the 2022 Annual Meeting of Shareholders of ServiceNow, Inc., a Delaware corporation ("ServiceNow") on Thursday, June 9, 2022 at 10:00 a.m. (Pacific Time). The annual meeting will be conducted online through a live webcast, which is often referred to as a "virtual meeting" of shareholders. As digital transformation makes our lives safer, more efficient and more convenient, our virtual shareholder meeting format allows us to increase shareholder access, save us and our shareholders time and money and preserve our shareholders' rights and opportunities to participate in the meeting as efficiently and effectively as they could by attending the meeting in person. Our virtual format also allows us to reduce the environmental impact of our meeting. You will be able to listen to the official meeting, submit questions and comments and vote your shares from any location with an Internet connection. You also will be able to submit questions before the meeting. You can participate by visiting www.virtualshareholdermeeting.com/NOW2022. As a shareholder, all you need to join the meeting is the 16-digit control number that is printed in the box marked by the arrow on your Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability"). You may also submit comments and questions before the meeting at the same website address.

We have elected to deliver our proxy materials to our shareholders over the Internet under the Securities and Exchange Commission rules that allow companies to do so. This delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting our shareholders' timely access to this important information. On or about April 22, 2022, we expect to mail to our shareholders the Notice of Internet Availability containing instructions on how to access our proxy statement for our 2022 Annual Meeting of Shareholders and our 2021 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote by mail or over the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail.

The matters we will discuss and vote on at the 2022 Annual Meeting of Shareholders are described in the notice of annual meeting on the next page, as well as the full proxy statement.

Please use this opportunity to share your views by participating in our meeting and voting your shares. Even if you cannot participate in the meeting, please vote over the Internet or by telephone or by mail by returning a proxy card to ensure your representation at the meeting. Your vote is important.

We appreciate your continued support of ServiceNow as we continue to build the defining enterprise software company of the 21st century.

Sincerely,

William R. "Bill" McDermott
President and Chief Executive Officer



2225 Lawson Lane
Santa Clara, California 95054

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Shareholders (together with any adjournments, postponements or other delays thereof, the "Annual Meeting") of ServiceNow, Inc., a Delaware corporation (the "Company"), will be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2022 on Thursday, June 9, 2022 at 10:00 a.m. (Pacific Time).

We are holding the Annual Meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect nine directors, each to serve until the next annual meeting of shareholders and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

2. To hold a non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "Say-on-Pay"); and

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2022.

In addition, shareholders may be asked to consider and vote upon such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on April 11, 2022 are entitled to notice of, and to vote at, the Annual Meeting. For 10 days prior to the Annual Meeting, a complete list of the shareholders entitled to vote at the Annual Meeting will be available upon request via ir@servicenow.com for examination by any shareholder for any purpose relating to the Annual Meeting.

All shareholders are invited to attend the Annual Meeting. Any shareholder attending the Annual Meeting may vote online at the Annual Meeting even if the shareholder previously voted. The previous votes will be superseded by the vote such shareholder casts online at the Annual Meeting.

Thank you for your continued support of ServiceNow.

[signature]

By Order of the Board of Directors,
Russell S. Elmer
General Counsel and Secretary

Santa Clara, California
April 22, 2022

Whether or not you expect to attend the Annual Meeting, we encourage you to read this proxy statement and vote over the Internet, by telephone or by requesting and submitting your proxy card as soon as possible, so that your shares may be represented at the Annual Meeting. For specific instructions on how to vote your shares, please refer to the section titled "*Questions and Answers*" beginning on page 1 of the proxy statement and the instructions on the enclosed Notice of Internet Availability.



STATEMENT FOR 2022 ANNUAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS

This proxy statement contains forward-looking statements. All statements contained in this proxy statement other than statements of historical or current fact, including statements regarding our environmental, social and governance plans and goals, executive compensation plans, and business strategy and plans made in this proxy statement are forward-looking. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statement, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to management as of the date of this proxy statement. Actual results could differ materially from the results expressed or implied by the forward-looking statements we make. Factors that may cause actual results to differ materially from those in any forward-looking statements include, but are not limited to, those discussed in the section titled "Risk Factors" in our 2021 Annual Report on Form 10-K. We undertake no obligation, and do not intend, to update the forward-looking statements.

The content of the websites and additional materials found on those websites referred to in this proxy statement are not deemed to be part of, and are not incorporated by reference into, this proxy statement.

SERVICENOW, INC.

2225 Lawson Lane
Santa Clara, California 95054

PROXY STATEMENT FOR THE 2022 ANNUAL MEETING OF SHAREHOLDERS

April 22, 2022

GENERAL INFORMATION

We are soliciting the accompanying proxy on behalf of the board of directors (the "Board of Directors" or the "Board") of ServiceNow, Inc. (the "Company" or "ServiceNow") for use at the Company's 2022 Annual Meeting of Shareholders (together with any adjournments, postponements or other delays, the "Annual Meeting") to be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2022 on Thursday, June 9, 2022 at 10:00 a.m. (Pacific Time).

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters will be voted on at the Annual Meeting?

The following items will be voted on at the Annual Meeting:

- The election of nine directors, each to serve until the next annual meeting of shareholders and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal;

- A non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "Say-on-Pay");

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2022; and

- Any other business that may properly come before the Annual Meeting.

What are the voting recommendations of our Board of Directors?

Our Board of Directors recommends that you vote:

- "FOR" the election of each of Susan L. Bostrom, Teresa Briggs, Jonathan C. Chadwick, Paul E. Chamberlain, Lawrence J. Jackson, Jr., Frederic B. Luddy, Jeffrey A. Miller, Joseph "Larry" Quinlan and Sukumar Rathnam as directors, each to serve until the next annual meeting of shareholders and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

- "FOR" the approval, on an advisory and non-binding basis, of the compensation of our named executive officers (commonly referred to as "Say-on-Pay"); and

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2022.

If any other items of business or other matters are properly brought before the Annual Meeting and you have not given us prior instruction on how to vote your shares, your proxy gives authority to the persons named on the proxy card to vote those shares with respect to those items of business or other matters. The persons named on the proxy card intend to vote the proxy in accordance with their best judgment. Our Board of Directors does not intend to bring any other matters to be voted on at the Annual Meeting. We are not currently aware of any other matters that may properly be presented by others for action at the Annual Meeting.

Where can I access the proxy materials?

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our shareholders via the Internet instead of mailing printed copies of those materials to each shareholder. However, on or about April 22, 2022, we expect to mail to our shareholders a Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access our proxy materials, including this proxy statement and our 2021 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote over the Internet, by telephone and by mail and includes instructions on how to receive a paper copy of the proxy materials by mail.

This process is designed to reduce our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting your timely access to this important information. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

What is the record date?

Only holders of record of our common stock at the close of business on April 11, 2022 (the "Record Date") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 200,459,882 shares of common stock outstanding and entitled to vote. No shares of preferred stock were outstanding as of such date.

What is a quorum?

The holders of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting as of the close of business on the Record Date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are virtually present and vote online at the meeting or if you have properly submitted a proxy. Both abstentions and broker non-votes (described below) are counted for the purpose of determining the presence of a quorum. If a quorum is not obtained, the chairperson of the Annual Meeting or the holders of a majority of the shares of common stock present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Who is entitled to vote?

Shareholder of Record. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares. As a shareholder of record, you may vote online at the Annual Meeting, by telephone, over the Internet, or by filling out and returning the proxy card.

Beneficial Owner. If, at the close of business on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee on your behalf, then you are considered to be the "beneficial owner" of shares. In the system of record used for identifying shareholders, those shares will be reported as being held by the nominee (e.g., your brokerage firm). We refer to those shares as being held in "street name." As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account by following the voting instructions that your nominee provides. The nominee that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record in that case, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

How many votes do I have?

Each holder of shares of common stock is entitled to one vote for each share of common stock held as of the close of business on the Record Date. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the shareholder of record and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank or other nominee.

Why are you holding a virtual meeting and how can I attend?

We believe hosting our Annual Meeting virtually expands access and enables improved communication by allowing shareholders to participate from any location. Digital transformation of experiences like our Annual Meeting allow shareholders to gather safely and without the burden to the environment from traveling. We have designed our virtual format to expand, rather than reduce, shareholder access, participation and communication. Shareholders will be able to attend our Annual Meeting, vote and submit questions online from virtually any location around the world.

We do not place restrictions on the type or form of questions that you may ask; however, we ask that you be respectful, and we reserve the right to edit profanity or other inappropriate language for publication. During the live Q&A portion of the Annual Meeting, we will answer questions as they come in and address those asked in advance, as time permits. We have committed to publishing and answering each question received on the Investor Relations section of our website, which can be found at https://investors.servicenow.com, following the Annual Meeting. A replay of the Annual Meeting will be publicly available 24 hours after the Annual Meeting at www.virtualshareholdermeeting.com/NOW2022. Our virtual Annual Meeting website contains instructions for addressing technical and logistical issues related to accessing the virtual Annual Meeting and accessing technical support to assist a shareholder who encounters any difficulties accessing the virtual Annual Meeting.

To participate in our virtual Annual Meeting, including to vote, ask questions and view the list of shareholders as of the Record Date entitled to vote at the Annual Meeting during the Annual Meeting, visit www.virtualshareholdermeeting.com/NOW2022 and enter your 16-digit control number included in the Notice of Internet Availability, on your proxy card or in the instructions that accompanied your proxy materials.

How do I vote?

Shareholders of Record. If you are a shareholder of record, you may vote in one of the following ways:

- **You may vote by telephone or over the Internet**. To vote by telephone or over the Internet, follow the instructions provided in the Notice of Internet Availability or proxy card. If you vote by telephone or over the Internet, you do not need to return a proxy card by mail.

- **You may vote by mail**. If you request or receive a proxy card, simply sign and date the proxy card and return it in the envelope provided.

- **You may vote online at the Annual Meeting website**. If you plan to attend the Annual Meeting, you may vote online at the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/NOW2022. Please have your 16-digit control number to join the Annual Meeting.

Votes submitted by telephone, over the Internet or by mail must be received by 11:59 p.m., Eastern Time, on June 8, 2022. Submitting your proxy (whether by telephone, over the Internet or by mail if you request or receive a proxy card) will not affect your right to vote online at the Annual Meeting should you decide to attend.

Beneficial Owners. If you are the beneficial owner of shares held of record by a brokerage firm, bank or other nominee (as described above in the question "Who is Entitled to Vote?"), you will receive voting instructions from your nominee. You must follow the voting instructions provided by your nominee to instruct your nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your brokerage firm, bank or other nominee. As discussed above, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

What are abstentions and broker non-votes, and what are their effects? How many votes are needed to approve each matter?

Abstentions. An abstention represents a shareholder's affirmative choice to decline to vote on a proposal. If a shareholder indicates that it wishes to abstain from voting its shares, or if a brokerage firm, bank or other nominee holding its customers' shares of record causes abstentions to be recorded for such shares, the shares will be considered present and entitled to vote at the Annual Meeting. As a result, abstentions will be counted for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when shares held by a brokerage firm, bank or other nominee holding shares for a beneficial owner are not voted with respect to a proposal because (i) the brokerage firm or other nominee has not received voting instructions from the shareholder who beneficially owns the shares and (ii) the brokerage firm or other nominee lacks the authority to vote the shares in the brokerage firm's discretion. Under the rules of the New York Stock Exchange (the "NYSE"), brokerage firms, banks and other nominees do not have discretionary authority to vote shares with respect to Proposal No. 1 (election of directors) or Proposal No. 2 (compensation of named executive officers), but do have discretionary authority to vote shares with respect to Proposal No. 3 (ratification of independent registered public accounting firm). This means that, for example, if you hold your shares at a brokerage firm and do not instruct your broker on how to vote your shares, the broker will not vote your shares for Proposals 1 and 2, but may vote your shares for Proposal 3. For every matter broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes cast for or against a proposal. Therefore, a broker non-vote will make a quorum more readily attainable, but will not otherwise affect the outcome of the vote on any proposal.

Proposal	Votes Required for Approval	How May You Vote?	Will "Broker Non-Votes" impact the outcome?	Will "Abstentions" impact the outcome?[3]
Proposal No. 1: Election of Directors	Votes cast "For" such nominee exceed the votes cast "Against" such nominee[1]	"For", "Against", or "Abstain" with respect to each nominee	No	No
Proposal No. 2: Advisory vote to approve the compensation of our named executive officers[2]	Majority of votes cast "For" or "Against"	"For", "Against", or "Abstain"	No	No
Proposal No. 3: Ratification of the appointment of PricewaterhouseCoopers LLP	Majority of votes cast For" or "Against"	"For", "Against", or "Abstain"	Not applicable as brokers generally have discretion to vote uninstructed shares on this proposal	No

_____

(1) Our Restated Bylaws ("Bylaws") provide that in any uncontested election, a director nominee shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Under our Corporate Governance Guidelines, if any director nominee does not receive more than 50% of the vote FOR his or her nomination from the shares voted with respect to such nominee, the director nominee will tender his or her resignation and our Board will decide whether to accept that resignation.

(2) This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and procedures described in this proxy statement. As an advisory vote, *this proposal is not binding*. However, our Board and Leadership Development and Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers.

(3) Abstentions will not impact the outcome of the vote, but are counted for purposes of determining quorum.

Who will pay for the expenses of solicitation?

The expenses of soliciting proxies will be paid by the Company. Following the original mailing of the soliciting materials, the Company and its agents may solicit proxies by mail, electronic mail, telephone, by other similar means or in person. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail or otherwise. Following the original mailing of the soliciting materials, the Company will request brokerage firms, banks or other nominees to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, the Company, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur. We do not currently plan to retain a proxy solicitor to assist in the solicitation of proxies.

Can I revoke my proxy or change my vote?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- delivering to the Corporate Secretary of the Company a written notice stating that the proxy is revoked;

- signing, dating and delivering a proxy bearing a later date;

- voting again by telephone or over the Internet; or

- virtually attending and voting online at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Beneficial Owners. If you are a beneficial owner (as described above in the question "Who is Entitled to Vote?"), you must contact the brokerage firm, bank or other nominee holding your shares and follow its instructions to change your vote or revoke your proxy.

Where can I find the voting results of the Annual Meeting?

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Current Report on Form 8-K and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

BOARD AND CORPORATE GOVERNANCE MATTERS

We are committed to strong corporate governance. Our governance practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our shareholders.



Board and Corporate Governance Highlights

Our Board provides rigorous independent oversight and has the breadth and depth of expertise necessary to guide business strategy and create shareholder value. Our Board is highly independent, with diverse backgrounds, experience and perspectives.


Tenure
5
5
2
~6-Year Average Tenure
0 - <4 years
4 - <8 years
8+ years
Gender Identity
3
9
25% Female
Female
Male
Ethnic Identity
3
9
25% Ethnic Minority
Ethnic Minority
White
Independence
10
2
83% Independent
Independent
Not Independent

Key highlights of our Board and corporate governance practices are set forth below.

Corporate and Compensation Governance Highlights	
✓ 100% Independent Committee Members	✓ Ongoing Shareholder Engagement
✓ Strong Lead Independent Director	✓ Comprehensive Board Risk Oversight
✓ Separate Chair and CEO	✓ Stock Ownership Guidelines for Directors and Executive Officers
✓ Majority Voting Standard for Directors with Resignation Policy	✓ Prohibition on Hedging and Pledging
✓ Annual Board and Committee Self-Evaluation	✓ Annual Say-on-Pay Vote
✓ Regular Executive Sessions of Independent Directors	✓ Clawback Policy
✓ Proxy Access Bylaws (3/3/20/20)	✓ Rigorous Director Selection Process
✓ Formal CEO Evaluation Process	✓ Diverse Board
✓ Significant Portion of Compensation at Risk for our CEO and Executive Officers	✓ Equity-Based Compensation is a Significant Portion of Pay for our CEO and Executive Officers with Multi-Year Vesting Requirements on Equity
✓ Performance-Based Incentives Tied to Shareholder Interests	✓ No Pension or Retirement Plan (other than our standard 401(k) plan)
✓ Annual Executive Compensation Review	✓ No Section 280G Tax Gross-Ups

Recent Board Composition Changes

In July 2021, upon the recommendation of our Nominating and Governance Committee, our Board of Directors increased the size of the Board from 10 to 11 members and appointed one independent director, Joseph "Larry" Quinlan, to serve as director. Mr. Quinlan brings deep digital transformation and cybersecurity experience to the Board of Directors.

In August 2021, upon the recommendation of our Nominating and Governance Committee, our Board of Directors increased the size of the Board from 11 to 12 members and appointed one independent director, Sukumar Rathnam, to serve as director. Mr. Rathnam brings considerable technology and product experience to the Board of Directors.

Our Board of Directors

Our Board of Directors is currently composed of 12 members. Ten of our directors are independent within the meaning of the listing standards of the NYSE. Our Board of Directors had been divided into three staggered classes of directors, but starting from the 2021 annual meeting of shareholders, director nominees were elected for one-year terms and no longer elected to a class. Our Board of Directors will be fully declassified by the 2023 annual meeting of shareholders.

The following table sets forth the names, ages and certain other information as of the Record Date, for each of our director nominees and for each of the continuing members of our Board of Directors.

Director Nominees	Class	Age	Position	Director Since
Susan L. Bostrom*		61	Director	2014
Teresa Briggs*		61	Director	2019
Jonathan C. Chadwick*		56	Director	2016
Paul E. Chamberlain*		58	Director	2016
Lawrence J. Jackson, Jr.*		41	Director	2020
Frederic B. Luddy		67	Chairman of the Board	2004
Jeffrey A. Miller*		71	Lead Independent Director	2011
Joseph "Larry" Quinlan*		59	Director	2021
Sukumar Rathnam*		57	Director	2021
Continuing Directors†	**Class**	**Age**	**Position**	**Director Since**
William R. McDermott	II	60	President, Chief Executive Officer & Director	2019
Anita M. Sands*	II	45	Director	2014
Dennis M. Woodside*	II	53	Director	2018

* Denotes Independent Director

† Class II will expire at the 2023 annual meeting of shareholders.

Summary of Director Experience and Qualifications

The matrix below summarizes what our Board believes are some of the most relevant types of experience, qualifications, attributes and skills possessed by our directors. While the Board considered these characteristics in connection with the director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors. Additional biographical descriptions of each nominee and continuing director are set forth in the text below the table.

	McDermott	Bostrom	Briggs	Chadwick	Chamberlain	Jackson	Luddy	Miller	Quinlan	Rathnam	Sands	Woodside
LEADERSHIP & GOVERNANCE												
Experience as CEO or senior executive at a public company or other large organization	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Leadership experience involving global operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience as a director of another public company	✓	✓	✓	✓	✓			✓			✓	
RISK MANAGEMENT												
Risk management experience	✓		✓	✓	✓				✓		✓	
FINANCIAL												
Designated audit committee financial expert for 2022			✓	✓	✓							
STRATEGIC												
Significant technical or business experience in software industry	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Experience at high-growth organization with $5+ billion annual revenue	✓	✓	✓	✓		✓			✓	✓		✓
Multi-product/services or multi-segment company experience	✓	✓	✓	✓		✓	✓	✓	✓	✓		✓
Knowledge of future enterprise architectures	✓						✓		✓		✓	✓
Experience with large scale transformations in key functions	✓	✓	✓	✓		✓			✓	✓	✓	
Experience with M&A, debt and equity financings and other strategic transactions	✓		✓	✓	✓			✓				✓
NON-CORPORATE												
Non-profits and education		✓	✓		✓	✓		✓	✓		✓	✓
DIVERSITY(1)												
Gender	Male	Female	Female	Male	Male	Male	Male	Male	Male	Male	Female	Male
Ethnicity	White	White	White	White	White	Black	White	White	Black	Asian	White	White

(1) None of our directors identified as LGBTQI+.

Leadership & Governance | Risk Management | Financial | Strategic | Non-Corporate



Nominees for Director

Former Executive Vice President, Chief Marketing Officer and Head of Worldwide Government Affairs of Cisco Systems, Inc.



SUSAN L. BOSTROM

INDEPENDENT DIRECTOR

COMMITTEES: LEADERSHIP DEVELOPMENT AND COMPENSATION; NOMINATING AND GOVERNANCE (CHAIR)

Susan L. Bostrom has served on our Board of Directors since July 2014. From January 2006 to January 2011, Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs at Cisco Systems, Inc., a networking equipment provider. Prior to that, from 1997 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including Senior Vice President, Global Government Affairs and the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom serves on the boards of directors of Anaplan, Inc., a software company that is expected to be acquired by Thoma Bravo in the first half of 2022, Gitlab Inc., a software company, and Samsara Inc., a cloud-based software company. Ms. Bostrom previously served as a member of the board of directors of Nutanix, Inc., an enterprise cloud computing company, Cadence Design Systems, Inc., an electronic design software company, Varian Medical Systems, Inc., a manufacturer of medical devices and software, Marketo, Inc., a provider of software as a service marketing automation solutions, until its acquisition by Vista Equity Partners in 2016 and Rocket Fuel Inc., an artificial intelligence media buying company, until its acquisition by Sizmek in 2017. Ms. Bostrom holds a B.S. degree in Business from the University of Illinois and an M.B.A. degree from the Stanford Graduate School of Business.

Our Board of Directors believes that Ms. Bostrom possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her extensive experience and leadership roles in the technology industry, her knowledge of marketing, and her experience serving on the boards of directors of other publicly-traded technology companies.



Former Vice Chair & West Region Managing Partner of Deloitte LLP; Retired Certified Public Accountant



TERESA BRIGGS

INDEPENDENT DIRECTOR

COMMITTEES: AUDIT (CHAIR)

Teresa Briggs has served on our Board of Directors since March 2019. From June 2013 to August 2019, Ms. Briggs served as Vice Chair & West Region Managing Partner at Deloitte LLP and from June 2011 to August 2019 as Managing Partner, San Francisco. Ms. Briggs also served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. In her work with Deloitte, Ms. Briggs played a central role in building a structure and go-to-market strategy in consulting for non-audit clients. Ms. Briggs also served as an adjunct member of Deloitte's Center for Board Effectiveness and built a program for Bay Area-based female corporate directors that now totals over 100 members. Ms. Briggs currently serves on the board of directors of Snowflake Inc., a cloud-data platform company, DocuSign, Inc., a provider of electronic signature technology and digital transaction management services, and Warby Parker Inc., an online retailer. Ms. Briggs previously served on the board of directors of VG Acquisition Corp, a special purpose acquisition company. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management.

Our Board of Directors believes that Ms. Briggs possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her deep financial and strategic acumen. Further, Ms. Briggs' financial expertise provides her with the necessary skills and experience to perform audit committee functions.





Leadership & Governance | Risk Management | Financial | Strategic | Non-Corporate

Former Executive Vice President, Chief Financial Officer and Chief Operating Officer of VMware, Inc.

JONATHAN C. CHADWICK

INDEPENDENT DIRECTOR

COMMITTEES: AUDIT

Jonathan C. Chadwick has served on our Board of Directors since October 2016. Since April 2016, Mr. Chadwick has been a director, advisor and private investor in various technology companies. Mr. Chadwick served as the Executive Vice President, Chief Financial Officer and Chief Operating Officer at VMware, Inc., a virtualization and cloud infrastructure solutions company, from November 2012 to April 2016. Prior to VMware, he served as the Chief Financial Officer of Skype, an internet communications company, and as a corporate vice president of Microsoft Corporation after its acquisition of Skype in October 2011. From 2010 to 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security technology company. From 1997 to 2010, he held various finance roles at Cisco Systems, Inc., a provider of communications and networking products and services. Mr. Chadwick currently serves on the board of directors of Elastic N.V., a search engine company, Zoom Video Communications, Inc., a cloud video communications company, Samsara Inc., a cloud-based software company, and Confluent, Inc., a data infrastructure company. Mr. Chadwick previously served as a member of the board of directors of Cognizant Technology Solutions Corporation, an IT business services provider, and F5 Networks, Inc., an application networking delivery company. Mr. Chadwick also previously worked for Coopers & Lybrand LLP in various accounting roles in the U.S. and the U.K. Mr. Chadwick holds an honors degree in Electrical and Electronic Engineering from the University of Bath, U.K.

Our Board of Directors believes that Mr. Chadwick's extensive management experience and experience in the software industry give him the breadth of knowledge and valuable understanding of our industry to qualify him to serve as a member of our Board of Directors. Further, Mr. Chadwick's depth of knowledge of financial and accounting issues, having spent over two decades in senior financial roles in the software industry, provides him with the necessary and desired skills and experience to perform audit committee functions.



Financial Advisor; Former Managing Director and Co-Head of Global Technology Banking of Morgan Stanley

PAUL E. CHAMBERLAIN

INDEPENDENT DIRECTOR

COMMITTEES: AUDIT; NOMINATING AND GOVERNANCE

Paul E. Chamberlain has served on our Board of Directors since October 2016. Mr. Chamberlain currently operates PEC Ventures, LLC, which invests in and advises high-growth companies in the technology, health care and professional services sectors. From July 1990 to January 2015, Mr. Chamberlain worked at Morgan Stanley & Co., most recently serving as Managing Director and Co-Head of Global Technology Banking and as a member of the Investment Banking Division's Operating Committee. Mr. Chamberlain currently serves on the board of directors of TriNet Group, Inc., a provider of human resources solutions, and Veeva Systems Inc., a provider of business solutions for the global life sciences industry. He also serves as Chair of the Strategic Advisory Committee of JobTrain, a vocational and life skills training group focused on the neediest in the Silicon Valley community. Mr. Chamberlain holds a B.A. degree in History, magna cum laude, from Princeton University and received an M.B.A. degree from Harvard Business School. Mr. Chamberlain currently leads classes on Entrepreneurial Finance at Santa Clara University.

Our Board of Directors believes that Mr. Chamberlain's investment banking experience, his experience in equity investments and advising on strategic transactions as well as his ongoing board service at two other publicly-traded technology companies give him the breadth of knowledge and valuable understanding of our industry that qualify him to serve as a member of our Board of Directors. Further, Mr. Chamberlain's financial expertise provides him with the necessary skills and experience to perform audit committee functions.






Global Creative Director, Apple Music of Apple Inc.



LAWRENCE J. JACKSON, JR.
INDEPENDENT DIRECTOR

Larry Jackson has served on our Board of Directors since October 2020. Since August 2014, Mr. Jackson has served as Global Creative Director, Apple Music at Apple Inc., a designer and manufacturer of electronic devices and related software and services. From June 2011 to August 2014, Mr. Jackson served as Executive VP, Interscope Geffen A&M at Universal Music Group, a subsidiary of Vivendi S.A., a French multinational media and telecommunications company. In 2014, Mr. Jackson also served as Chief Content Officer at Beats Music prior to its acquisition by Apple Inc. From September 2000 to October 2010, Mr. Jackson served as President, A&R Arista Records, EVP, RCA Music Group, and various positions at Sony Music, a subsidiary of Sony Corporation, a global conglomerate across a number of media, technology and other industries.

Our Board of Directors believes that Mr. Jackson's extensive consumer experience, innovative mindset and experience launching and overseeing successful consumer services bring unique dimensions to our Board of Directors and give him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.



Founder and Former President, Chief Executive Officer and Chief Product Officer of ServiceNow, Inc.



FREDERIC B. LUDDY
CHAIRMAN OF THE BOARD

Frederic B. Luddy founded ServiceNow in June 2004 and has served on our Board of Directors since inception and as Chairman of our Board since April 2018. Mr. Luddy served as our Chief Executive Officer from June 2004 to May 2011, and from May 2011 to August 2016 he served as our Chief Product Officer. From April 1990 to October 2003, Mr. Luddy served as Chief Technology Officer of Peregrine Systems, Inc., an enterprise software company. Prior to joining Peregrine Systems, Mr. Luddy founded Enterprise Software Associates, a software company, and was employed by Boole and Babbage, Inc., a software company, and the Amdahl Corporation, an information technology company.

Our Board of Directors believes Mr. Luddy's experience as the founder of ServiceNow, his knowledge of software and the software industry, as well his executive level experience and expertise in software and hardware development give him the breadth of knowledge and leadership capabilities that qualify him to serve as a member of our Board of Directors.



Chief Executive Officer of JAMM Ventures



JEFFREY A. MILLER
LEAD INDEPENDENT DIRECTOR
COMMITTEES: LEADERSHIP DEVELOPMENT AND COMPENSATION (CHAIR)

Jeffrey A. Miller has served on our Board of Directors since February 2011 and as our lead independent director since October 2017. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a business consulting firm, since January 2002. In addition, Mr. Miller has served as a trustee for Santa Clara University since October 2012. From January 2002 to March 2006, Mr. Miller served as a Venture Partner with Redpoint Ventures. From July 1993 to July 2001, Mr. Miller also served as President and Chief Executive Officer of Documentum, Inc., a management information company. Mr. Miller previously served on the board of directors of Data Domain, Inc., an electronic storage solution company, and McAfee, Inc., a security technology company. Mr. Miller holds a B.S. degree in Electrical Engineering and Computer Science and an M.B.A. degree from Santa Clara University.

Our Board of Directors believes that Mr. Miller's consulting and investment experience and his experience on the boards of directors of other publicly-traded companies in the information technology industry give him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.



Former Global Chief Information Officer of Deloitte LLP



JOSEPH "LARRY" QUINLAN
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT

Joseph "Larry" Quinlan has served on our Board of Directors since July 2021. From February 2010 to June 2021, Mr. Quinlan served as Global Chief Information Officer of Deloitte, LLP ("Deloitte"). Prior to serving as Global Chief Information Officer, Mr. Quinlan served in various roles at Deloitte since 1988, including US Firms CIO and National Managing Principal for Process Excellence. Mr. Quinlan holds an M.B.A. degree from Baruch College, City University of New York and a B.S. degree in Industrial Management from the University of the West Indies.

Our Board of Directors believes that Mr. Quinlan's extensive management and business experience, including serving as a chief information officer, at a global consulting and accounting firm with many publicly-traded technology company clients gives him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.





Leadership & Governance | Risk Management | Financial | Strategic | Non-Corporate

Vice President of Amazon.com, Inc.



SUKUMAR RATHNAM
INDEPENDENT DIRECTOR

Sukumar Rathnam has served on our Board of Directors since August 2021. Mr. Rathnam has served as VP at Amazon.com, Inc., an electronic commerce and cloud-computing company, since October 2021 and previously as its VP, Amazon Selection & Catalog Systems from June 2011 to September 2020. From September 2020 to September 2021, Mr. Rathnam served as Chief Technology Officer at Uber Technologies, Inc., a transportation network company. Mr. Rathnam holds a B.Tech degree in Computer Science from the Indian Institute of Technology, a P.G.D.M. (M.B.A.) from the Indian Institute of Management, and a Ph.D. from the University of Texas at Austin.

Our Board of Directors believes that Mr. Rathnam's extensive technology, product, business and management experience at large publicly-traded technology companies gives him the appropriate set of skills that qualify him to serve as a member of our Board of Directors.

Continuing Directors



President and Chief Executive Officer of ServiceNow, Inc.



WILLIAM R. MCDERMOTT
DIRECTOR

William R. McDermott has served as our President and Chief Executive Officer and as a member of our Board of Directors since November 2019. From 2010 through 2014, Mr. McDermott served as Co-Chief Executive Officer, and from 2014 until October 2019, as sole Chief Executive Officer, of SAP SE ("SAP"), a multinational software company providing enterprise software. Mr. McDermott joined SAP in 2002 as Chief Executive Officer of SAP America, Inc., and served on the SAP Executive Board from 2008 until October 2019. Prior to joining SAP, Mr. McDermott served as Executive Vice President of Worldwide Sales and Operations at Siebel CRM Systems, Inc. from 2001 to 2002 and served as President of Gartner, Inc. from 2000 to 2001. Mr. McDermott currently serves on the board of directors of Fisker Inc., an automotive technology company, and Zoom Video Communications, Inc., a cloud video communications company. Mr. McDermott previously served on the board of directors of Under Armour, Inc., a sporting goods company, ANSYS, Inc., a provider of engineering and simulation software and technologies, and SecureWorks Corp., a provider of intelligence-driven information security solutions. Mr. McDermott studied Business Management at Dowling College, received his M.B.A from Northwestern University's Kellogg School of Management and completed the Executive Development Program at the Wharton School of Business.

Our Board of Directors believes that Mr. McDermott's management experience and business expertise, including his prior executive level leadership and experience in scaling companies, as well as his past board service at a number of other publicly-traded technology companies, give him the operational expertise, breadth of knowledge and understanding of our industry that qualify him to serve as a member of our Board of Directors.

|  Leadership & Governance | Risk Management | $ Financial | Strategic | Non-Corporate |



Former Group Managing Director, Head of Change Leadership of UBS Financial Services

ANITA M. SANDS
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT; NOMINATING AND GOVERNANCE

Anita M. Sands has served on our Board of Directors since July 2014. From April 2012 to September 2013, Ms. Sands served as Group Managing Director, Head of Change Leadership and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Ms. Sands was Group Managing Director and Chief Operating Officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Ms. Sands was a Transformation Consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Ms. Sands was Managing Director, Head of Transformation Management at Citigroup N.A.'s Global Operations and Technology organization. Ms. Sands also held several leadership positions with RBC Financial Group and CIBC. Ms. Sands currently serves as a Venture Partner at New Enterprise Associates, a venture capital firm, and on the board of directors of SVF Investment Corp., a special purpose acquisition company, and Nu Holdings Ltd., a digital banking company. Ms. Sands previously served as a member of the board of directors of Symantec Corporation, a provider of security solutions, Pure Storage, Inc., a provider of enterprise flash storage solutions, iStar, Inc., a New York based real estate development company, and Khosla Ventures Acquisition Co. II, a special purpose acquisition company. Ms. Sands holds a B.S. degree in Physics and Applied Mathematics from The Queen's University of Belfast, Northern Ireland, a Ph.D. degree in Atomic and Molecular Physics from The Queen's University of Belfast, Northern Ireland and an M.S. degree in Public Policy and Management from Carnegie Mellon University.

Our Board of Directors believes that Ms. Sands possesses specific attributes that qualify her to serve as a member of our Board of Directors, including her extensive experience and leadership roles in the financial services industry and her experience on the boards of directors of other publicly-traded technology companies.



President of Impossible Foods Inc.

DENNIS M. WOODSIDE
INDEPENDENT DIRECTOR
COMMITTEES: LEADERSHIP DEVELOPMENT AND COMPENSATION

Dennis M. Woodside has served on our Board of Directors since April 2018. Since March 2019, Mr. Woodside has served as President of Impossible Foods Inc., a company that develops plant-based substitutes for meat and dairy products. From April 2014 to September 2018, Mr. Woodside served as Chief Operating Officer of Dropbox, Inc., a cloud-based storage and collaboration company. From May 2012 to April 2014, Mr. Woodside served as Chief Executive Officer for Motorola Mobility LLC, a consumer electronics and telecommunications company now owned by Lenovo Group Ltd. From March 2009 to September 2011, Mr. Woodside served as President, Americas & Senior Vice President for Google Inc., a global technology company. Mr. Woodside holds a B.S. degree in Industrial Relations from Cornell University and a J.D. degree from Stanford Law School.

Our Board of Directors believes that Mr. Woodside's management experience and business expertise, including his experience as a chief operating officer, gives him the operational expertise, breadth of knowledge and understanding of our industry that qualify him to serve as a member of our Board of Directors.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, orientation of new directors, continuing education for directors, diversity of directors and director candidates and other policies for the governance of the Company. Our Corporate Governance Guidelines are available in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources," which can be found at http://investors.servicenow.com. The Corporate Governance Guidelines are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board of Directors.

Board Leadership Structure and Lead Independent Director

Recognizing that there is no single approach to board structure that is best for all companies, our Corporate Governance Guidelines permit our Board of Directors to choose its Chair in any way that it considers in the best interests of the Company and its shareholders. The Board believes that separating the roles of CEO and Board Chair is the appropriate approach for us and our shareholders. Periodically, our Nominating and Governance Committee will consider whether to change that structure. Further, our Corporate Governance Guidelines provide that if the positions of Chair and CEO are held by the same person, the independent directors shall designate one independent director as "Lead Independent Director."

At this time, the Board has designated Fred Luddy as its Chair. Mr. Luddy is our founder, and his vision that a better technology platform will help work flow better led to the establishment of our Company. As our Company grew, Mr. Luddy stepped aside as CEO to serve as the Company's Chief Product Officer, a position he held from May 2011 to August 2016. As our Board Chair, Mr. Luddy serves a vital role in helping Mr. McDermott, our CEO, maintain a consistent focus on product innovation and customer experience while leveraging our CEO's deep management expertise to manage and continue to grow the business. Our Board believes that the combination of Mr. Luddy as our Chair and Mr. McDermott as our CEO represents a powerful set of complementary skills that will continue to help us scale rapidly in a very competitive industry.

Substantively, the Chair serves as a mentor and coach to the CEO, helps the Board understand our technology and innovation and helps lead the discussion of our strategy and vision. Administratively, the responsibilities of the Chair include serving as the Chair of the Board meetings and performing such other functions and responsibilities as requested by our Board from time to time.

Given that Mr. Luddy is our founder and served as our Chief Product Officer until 2016, the Board does not consider Mr. Luddy to be "independent." Therefore, the Board also designated a Lead Independent Director, as discussed in more detail below.

Our Board, including the independent directors of our Board, has designated Jeffrey A. Miller to serve as the Lead Independent Director. The responsibilities of the Lead Independent Director include:
- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of independent directors;
- providing input on agenda items for meetings of the Board;
- encouraging direct dialogue between the directors and management;
- serving as a liaison between the Chair and the independent directors;
- disseminating information, decisions, suggestions, views or concerns expressed by independent directors to the Chair, the rest of the Board and management;
- providing leadership to the Board if circumstances arise in which the role of CEO and Chair may be, or may be perceived to be, in conflict;
- facilitating discussion and open dialogue among the independent directors;
- guiding our outreach to major shareholders and meeting with those shareholders; and
- performing such other functions and responsibilities as requested by our Board from time to time, and participating in the process to retain and onboard new executive officers.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight.


Board of Directors
• monitors and assesses strategic and operational risks, including financial, cybersecurity, privacy, intellectual property, business continuity, human capital management and ESG
• oversees the steps management has taken to monitor and control exposures
Audit Committee
• oversees our internal audit function and cybersecurity program
• oversees controls over financial reporting and reviews financial statements
• oversees enterprise risk management, including risks related to cybersecurity and ESG, and the steps management has taken to monitor, control and mitigate these exposures
• monitors compliance with laws and regulations
• reviews processes, procedures and validation surrounding our ESG disclosures
Compensation Committee
• assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking, as more fully described below in the section titled "Compensation Risk Assessment"
• assesses human capital management risks, including leadership succession, pay equity, employee development and benefits
Nominating and Governance Committee
• oversees and reviews our ESG activities, programs, risks and public disclosure
• oversees the effectiveness of our governance framework and Board and our compliance with our Code of Ethics, including any conflicts of interest requirements

Independence of Directors

Our Board of Directors determines the independence of our directors by applying the independence principles and standards established by the NYSE and SEC rules and regulations. Such standards provide that a director is independent only if the board of directors affirmatively determines that the director has no material relationship with the company or any relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The standards also specify various relationships that preclude a determination of director independence. Material relationships may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board of Directors annually reviews the independence of the Company’s directors, taking into account all relevant facts and circumstances. In its most recent review, our Board of Directors considered, among other things, the relationships that each non-employee director has with the Company and all other facts and circumstances our Board of Directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

Based upon this review, our Board of Directors has determined that the following director nominees and members of our Board of Directors are currently independent:

Susan L. Bostrom	Jeffrey A. Miller
Teresa Briggs	Joseph "Larry" Quinlan
Jonathan C. Chadwick	Sukumar Rathnam
Paul E. Chamberlain	Anita M. Sands
Lawrence J. Jackson, Jr.	Dennis M. Woodside

Committees of Our Board of Directors

Our Board of Directors has established an Audit Committee in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Leadership Development and Compensation Committee (the "Compensation Committee") and a Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available, without charge, upon request in writing to ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: General Counsel or under the link to "Governance" in the Investor Relations section of our website under the section titled "Resources," which can be found at http://investors.servicenow.com. Members serve on these committees until their resignations or until otherwise determined by our Board of Directors.

The members of the committees as of the date of this proxy statement are all independent and identified in the following table:

Director	Audit	Leadership Development and Compensation	Nominating and Governance
Susan L. Bostrom		☑	Chair
Teresa Briggs	Chair		
Jonathan C. Chadwick	☑		
Paul E. Chamberlain	☑		☑
Jeffrey A. Miller		Chair	
Joseph "Larry" Quinlan	☑		
Anita M. Sands	☑		☑
Dennis M. Woodside		☑	

Audit Committee

Our Audit Committee assists the Board in overseeing the integrity of our financial statements and our compliance with our legal and policy obligations. The Audit Committee is currently comprised of Ms. Briggs, who is the Chair, Ms. Sands and Messrs. Chadwick, Chamberlain and Quinlan. The composition of our Audit Committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Each member of our Audit Committee is financially literate as required by current NYSE listing standards. In addition, our Board of Directors has determined that each of Ms. Briggs and Messrs. Chadwick and Chamberlain is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on Ms. Briggs or Messrs. Chadwick or Chamberlain any duties, obligations or liabilities that are greater than are generally imposed on any other member of our Audit Committee or our Board of Directors. Mr. Chamberlain and Ms. Sands each currently serve on the audit committees of two other public companies. Ms. Briggs currently serves on the audit committees of three other public companies. Mr. Chadwick currently serves on the audit committees of four other public companies. Our Board of Directors has determined that such simultaneous service does not impair the ability of any of Mss. Briggs or Sands or Messrs. Chadwick or Chamberlain to effectively serve as members of our Audit Committee. The primary responsibilities of the Audit Committee are, among other things, to:

- appoint an independent registered public accounting firm to examine our accounts, controls and financial statements;
- assess the independent registered public accounting firm's qualifications, performance and independence annually;
- review the audit planning, scope and staffing of the independent registered public accounting firm and pre-approve all audit and permissible non-audit related services provided to us by the independent registered public accounting firm;
- oversee our accounting and financial reporting processes and review with management and the independent registered public accounting firm our interim and year-end operating results and the associated quarterly reviews and annual audit results;
- oversee our internal audit function, including internal audit staffing, the annual internal audit plan and audit procedures and reports issued;
- review the integrity, adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control, and disclosure controls and procedures, including processes, procedures and validation surrounding our environmental, social and governance ("ESG") disclosures;
- oversee the effectiveness of our program for compliance with laws and regulations;
- review and monitor our compliance and enterprise risk management programs;
- establish and oversee procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential submission by employees of concerns regarding questionable accounting or audit matters;
- review with management our investment philosophy and policies, allocation and performance of our investment portfolio, management of investment risk, policies and procedures to comply with laws and regulations pertinent to our investment portfolio, and foreign exchange risk management;
- oversee our cybersecurity program and receive periodic updates from management on cybersecurity; and
- review and approve transactions with related parties.

Compensation Committee

Our Compensation Committee assists the Board in overseeing our executive compensation practices, our general employee compensation and benefit plans and our leadership development programs. The Compensation Committee is comprised of Mr. Miller, who is the Chair, Ms. Bostrom and Mr. Woodside. The composition of our Compensation Committee meets the requirements for independence under current NYSE and SEC rules and regulations. Each member of the Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers. The primary responsibilities of the Compensation Committee are, among other things, to:

- review and approve, or recommend to the Board for approval, the compensation of our executive officers, including our Chief Executive Officer;
- review and approve, or recommend to the Board for approval, the terms of any material agreements with our executive officers;
- administer our cash-based and equity-based compensation plans;
- administer our 401(k) plan;
- recommend to the Board, for determination by the Board, the form and amount of cash-based and equity-based compensation to be paid or awarded to our non-employee directors;
- consider the results of the most recent shareholder vote on executive compensation and feedback received from shareholders and, if appropriate, make recommendations to the Board to adjust our compensation practices for our executive officers;
- review and discuss the Company's Compensation Discussion and Analysis and related disclosures; and
- review with management our major human capital management- and compensation-related risk exposures, including leadership succession and pay equity, and the steps management has taken to monitor or mitigate such exposures.

As the Chair of the Compensation Committee, Mr. Miller personally meets with shareholders, together with the Company's management, to discuss our compensation programs, understand shareholder perspectives and bring those perspectives back to the Compensation Committee and the full Board. These engagements and the views of our shareholders contribute to the continuous refinement of our compensation programs to better balance the need to attract, motivate and retain top executive talent and shareholders' interest in ensuring that compensation is closely aligned with long-term performance and creation of long-term shareholder value.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to confirm they are aligned with our business purpose and strategy, as well as shareholder interests. The Compensation Committee has the sole authority, subject to any approval by the Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or the rules of the NYSE, to make decisions regarding all aspects of compensation packages for executive officers. The Compensation Committee also makes recommendations to our Board of Directors regarding the compensation of non-employee directors. Under its charter, our Compensation Committee has the authority to retain outside counsel or other advisors. Pursuant to that authority, the Compensation Committee engaged an independent compensation consultant, Compensia, Inc. ("Compensia"), to evaluate our executive compensation levels and practices and to provide advice and ongoing recommendations on executive compensation matters for the year ended December 31, 2021. The Compensation Committee retains and does not delegate any of its power to determine all matters of executive compensation and benefits for our executive officers, although the Chief Executive Officer and the Global People department present compensation and benefit proposals to the Compensation Committee. Compensia representatives meet informally with the Chair of our Compensation Committee and formally with our Compensation Committee during its regular meetings, including in executive sessions from time to time without management present. Compensia works directly with our Compensation Committee (and not on behalf of management) to assist our Compensation Committee in satisfying its responsibilities and will not undertake projects for management without our Compensation Committee's approval.

With the assistance of Compensia, our Compensation Committee generally reviews executive officer compensation, including base salary levels, and the target levels for variable cash and any equity incentive awards, following the end of each year. In connection with this review, our Compensation Committee considers any input that it may receive from our Chief Executive Officer (with respect to executive officers other than himself) to evaluate the performance of each executive officer and set each executive officer's total target cash compensation for the current year. Our Chief Executive Officer does not participate in the deliberations regarding the setting of his own compensation by our Compensation Committee other than those establishing, in consultation with our Compensation Committee, our performance objectives for all executive officer participants under our performance-based bonus plans.

Nominating and Governance Committee

Our Nominating and Governance Committee assists the Board in overseeing our corporate governance practices and developing our Board to meet the needs of our shareholders. The Nominating and Governance Committee is comprised of Ms. Bostrom, who is the Chair, Mr. Chamberlain and Ms. Sands. The composition of our Nominating and Governance Committee meets the requirements for independence under current NYSE and SEC rules and regulations. The primary responsibilities of our Nominating and Governance Committee are, among other things, to:
- develop and recommend policies regarding the director nomination processes;
- determine the desired qualifications, expertise and characteristics (including, but not limited to, race, ethnicity, gender, age, sexual orientation, geography, disability, veteran status and areas of expertise) of Board members, with the goal of developing a diverse, experienced and highly qualified Board;
- identify and recruit qualified candidates for Board membership to fill new or vacant positions on the Board, consistent with criteria approved by the Board;
- consider nominations properly submitted by our shareholders in accordance with procedures set forth in our Bylaws or determined by the Nominating and Governance Committee from time to time;
- recommend to the Board for selection all nominees to become members of the Board by appointment or to be proposed by the Board for election by our shareholders;
- oversee and review with management our major ESG activities, programs and public disclosures, including in light of any feedback received from shareholders;
- develop and recommend to the Board the Code of Ethics for employees and directors and consider waivers of such codes for executive officers and directors;
- review, assess and consider evolving corporate governance best practices and develop and maintain a set of corporate governance guidelines that may be recommended to the Board for approval or modification, as appropriate;
- consider and make recommendations to the Board regarding the Board's leadership structure; and
- oversee the evaluation of the Board on an annual basis and, if appropriate, make recommendations to the Board for improvements in the Board's operations, committee member qualifications, committee member appointment and removal, and committee structure and operations.

Compensation Risk Assessment

Our Compensation Committee has reviewed compensation-related risks and does not believe that our compensation programs encourage excessive or inappropriate risk-taking or create risks that are reasonably likely to have a material adverse effect on us for the following reasons:

What We Do
Mix of fixed and variable components in compensation program
☑ The fixed (base salary) component of our compensation program is designed to provide income independent of our stock price performance so that our employees will not focus exclusively on short-term stock price performance to the detriment of other important business metrics and the creation of long-term value for our stakeholders. ☑ The variable (cash bonus and equity) components of compensation are designed to reward both short- and long-term Company performance and individual performance, which we believe discourages employees from taking actions that focus only on our short-term success. Performance-based elements of our compensation program are a sufficient percentage of overall compensation to motivate our executives and other employees to pursue superior short-term and long-term corporate results, while the fixed element is also sufficient to discourage the taking of unnecessary or excessive risks in pursuing such results.
Strict internal controls over measurement and calculation of our performance metrics
☑ These controls are designed to minimize the risk of manipulation by any employee, including our executive officers. Combined, the performance metrics are designed to limit the ability of our executive officers to be rewarded for taking excessive risks in any one area and deter our executive officers from pursuing any one measure to the detriment of our overall financial performance. In addition, all of our employees are required to comply with our Code of Ethics, which covers among other things, accuracy in keeping our records.
Stock award and ownership guidelines
☑ The Compensation Committee reviews the annual employee and new hire equity guidelines that control the standard equity grants, which are then granted by the Plan Grant Administrator, who has been delegated authority to grant equity awards. Any equity grants outside of equity guidelines or to any vice president granted by the Plan Grant Administrator must be reported either to our Board or Compensation Committee. Any equity grants to Section 16 officers and certain equity grants to other employees who report to the CEO will require approval by the Compensation Committee. The Plan Grant Administrator is currently our CEO. ☑ We maintain stock ownership guidelines for executive officers and non-employee members of our Board to support these individuals acting as owners of the Company.
Insider Trading Policy
☑ Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held, or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging or offsetting transaction designed to hedge or offset a decrease in the market value of our securities.
Clawback Policy
☑ This compensation recovery policy provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers subject to Section 16 reporting requirements and were involved in the fraud or misconduct any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements.

Compensation Committee Interlocks and Insider Participation

During 2021, the members of our Compensation Committee were Ms. Bostrom and Messrs. Miller and Woodside. None of the members of our Compensation Committee in 2021 were at any time during 2021 or at any other time an officer or employee of the Company or any of its subsidiaries, and none had or has any relationships with the Company that are required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during 2021.

Board and Committee Meetings and Attendance

Our Board of Directors is responsible for the oversight of management and the strategy of the Company and for establishing corporate policies. Our Board of Directors meets periodically during the year to review significant developments affecting us and to act on matters requiring the approval of our Board of Directors. Our Board of Directors held five meetings during 2021 and also acted by unanimous written consent, the Audit Committee held seven meetings, the Compensation Committee held five meetings and also acted by unanimous written consent, and the Nominating and Governance Committee held four meetings. During 2021, each incumbent member of our Board of Directors participated in at least 75% of the aggregate of all meetings of our Board of Directors, and meetings of committees on which such member served, that were held during the period in which such director served during 2021.

Board Attendance at Annual Shareholders' Meeting

It is our policy that directors are invited and encouraged to attend the annual meeting of shareholders. Eight of our then-serving directors attended our 2021 annual meeting of shareholders.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Our Lead Independent Director, currently Mr. Miller, is the presiding director at these meetings.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers, employees and directors. Our Code of Ethics is posted in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources", which can be found at http://investors.servicenow.com. Any amendments or waivers of our Code of Ethics pertaining to a director or one of our executive officers will be disclosed on our website at the above-referenced address.

Communication with our Board of Directors

Any interested party wishing to communicate with our Board of Directors may write to the Board at Board of Directors, c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054 or send an email to ir@servicenow.com. Our Corporate Secretary will forward these letters and emails directly to our Board of Directors. Interested parties may indicate in their letters and email messages if their communication is intended to be provided to certain director(s) only. We reserve the right not to forward to our Board of Directors any abusive, threatening or otherwise inappropriate materials.

NOMINATIONS PROCESS, DIRECTOR QUALIFICATIONS AND BOARD DIVERSITY

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of the Nominating and Governance Committee in accordance with the Nominating and Governance Committee charter, our Charter and Bylaws, our Corporate Governance Guidelines, and the criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Nominating and Governance Committee considers candidates recommended by directors, officers, employees, shareholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates, as appropriate. In addition, the Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees and/or conducting background checks.

Policy Regarding Shareholder Nominations. The Nominating and Governance Committee considers shareholder recommendations for director candidates. The Nominating and Governance Committee has established the following procedure for shareholders to submit director nominee recommendations:

- Our Bylaws establish procedures pursuant to which a shareholder may nominate a person for election to the Board of Directors.
- If a shareholder would like to recommend a director candidate for the next annual meeting, he or she must submit the recommendations by mail to our Corporate Secretary at our principal executive offices, not fewer than 75 or more than 105 days prior to the first anniversary of the previous year's annual meeting.
- Recommendations for a director candidate must be accompanied by all information relating to such person as would be required to be disclosed in solicitations of proxies for election of such nominee as a director pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected.
- The Nominating and Governance Committee considers nominees based on our need to fill vacancies or to expand the Board of Directors, and also considers our need to fill particular roles on the Board of Directors or committees thereof (e.g. independent director, audit committee financial expert, etc.).
- The Nominating and Governance Committee evaluates candidates in accordance with its charter and policies regarding director qualifications, qualities and skills discussed above.

Director Qualifications and the Importance of Board Diversity

The goal of the Nominating and Governance Committee is to ensure that our Board of Directors possesses a variety of perspectives and skills derived from diverse, high-quality business and professional experience. The Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Nominating and Governance Committee seeks nominees on the basis of, among other things, independence, integrity, leadership and operating experience, financial expertise, corporate governance expertise, talent management expertise, risk management expertise, global experience, enterprise experience, technology expertise, knowledge about our business or industry, and characteristics that may contribute to a diverse perspective, including, but not limited to, race, ethnicity, gender, age, sexual orientation, geography, disability, veteran status, and other areas of expertise. These diversity characteristics are, and will continue to be, a priority for the Nominating and Governance Committee and the Board in our director nomination process because we believe it is important for the Board's composition to appropriately reflect the diversity of our Company, shareholders, workforce, customers and communities. Nominees must also demonstrate a willingness and ability to devote adequate time and effort to current and future Board and committee responsibilities.

Although the Nominating and Governance Committee uses these and other criteria to evaluate potential nominees, it has not established any minimum criteria. In addition, while the Nominating and Governance Committee does not have a formal policy with respect to diversity, the Nominating and Governance Committee values members who represent diverse viewpoints and incorporates a broad view of diversity into its director nomination process. Additionally, the Nominating and Governance Committee strives to have a diverse candidate pool for each director search the Board undertakes. The Nominating and Governance Committee does not use different standards to evaluate nominees whether they are proposed by our directors and management or by our shareholders. When appropriate, the Nominating and Governance Committee may retain executive recruitment firms to assist it in identifying suitable candidates. Any such recruitment firm is instructed to include a pool of candidates with a diverse set of characteristics, backgrounds and experiences. After its evaluation of potential nominees, the Nominating and Governance Committee recommends its chosen nominees to our Board of Directors for approval.

The brief biographical description of each director set forth above in the section titled "*Board and Corporate Governance Matters*" includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board of Directors at this time. Our Nominating and Governance Committee and Board recognize the importance of external commitments not impairing any director's ability to discharge their responsibilities to effectively serve on the Board. Further our Nominating and Governance Committee and Board believe that each person nominated for election at the Annual Meeting has the ability effectively to serve on the Board and to dedicate sufficient time and attention to his or her responsibilities as a member of the Board, taking into consideration each nominee's attendance at meetings of the Board and any committees on which such nominee serves; the number of additional public company boards on which a nominee serves; and the nominee's level of contribution and participation in meetings of the Company's Board and committees, if any.

2021 Compensation

The following table provides information for the year ended December 31, 2021 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for all or a portion of 2021. The table excludes Mr. McDermott, who did not receive separate compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	RSU Awards ($)[1]	Total ($)
Susan L. Bostrom	65,000	324,838	389,838
Teresa Briggs	67,720	324,838	392,558
Jonathan C. Chadwick	57,280	324,838	382,118
Paul E. Chamberlain	60,000	324,838	384,838
Lawrence J. Jackson Jr.	40,000	324,838	364,838
Frederic B. Luddy	40,000	324,838	364,838
Jeffrey A. Miller	107,500	324,838	432,338
Joseph "Larry" Quinlan[2]	17,065	270,383	287,448
Sukumar Rathnam[2]	14,565	270,642	285,207
Anita M. Sands	60,000	324,838	384,838
Dennis M. Woodside	50,000	324,838	374,838

(1)   Amounts listed under "RSU Awards" in the foregoing table represent the aggregate fair value computed as of the grant date of each restricted stock unit ("RSU") award during 2021 in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The fair value of our common stock on the date of grant is used to calculate the fair value of RSUs as disclosed in Note 2 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2021. The table excludes Mr. McDermott, whose outstanding awards are reflected in the section titled "*Executive Compensation Tables—2021 Outstanding Equity Awards at Fiscal Year End*".

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Susan L. Bostrom	—	707
Teresa Briggs	—	707
Jonathan C. Chadwick	—	707
Paul E. Chamberlain	—	707
Lawrence J. Jackson, Jr.	—	707
Frederic B. Luddy	—	707
Jeffrey A. Miller	6,536	707
Joseph "Larry" Quinlan	—	466
Sukumar Rathnam	—	415
Anita M. Sands	—	707
Dennis M. Woodside	—	707

(2)   Messrs. Quinlan and Rathnam were appointed to the Board of Directors effective July 28, 2021 and August 20, 2021, respectively. The amount reported under the "Fees Earned or Paid in Cash" column reflects a pro-rated portion of each of their retainer for service on our Board of Directors. The amount reported under the "RSU Awards" column represents each of their pro-rated initial equity award.

Policy Regarding Compensation for Non-Employee Director Compensation

In January 2021, the Compensation Committee reviewed competitive market data in consultation with Compensia, and the Board, upon the recommendation of the Compensation Committee, approved the following non-employee director compensation:

Cash Retainers.

- $40,000 annual cash retainer for services on our Board of Directors;
- $47,500 for the Lead Independent Director;
- $35,000 for the chair of our Audit Committee and $10,000 for each of its other members;
- $20,000 for the chair of our Compensation Committee and $10,000 for each of its other members; and
- $15,000 for the chair of our Nominating and Governance Committee and $10,000 for each of its other members.

Equity Awards. Under our non-employee director compensation policy, a newly-elected or appointed non-employee director will be granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant, immediately aligning director and shareholder interests. Such initial RSU award will vest in full on the date of our next annual meeting, so long as such director continues to provide services to us through such date. In the event that a newly-appointed or elected non-employee director joins our Board of Directors other than at an annual meeting, such new director's initial RSU award will be pro-rated based on the number of months served from the initial appointment or election until our next annual meeting. In addition, each year on the date of our annual meeting, each continuing non-employee director will be automatically granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant. Each such annual RSU award will vest in full on the earlier of the first anniversary of the grant date or the date of the Company's subsequent annual meeting of shareholders, so long as such director continues to provide services to us through such date. If a director's service ends on the date of vesting, then the vesting shall be deemed to have occurred. No non-employee director who is a former employee of the Company will receive an initial RSU award or an annual RSU award if that former employee director is still vesting in equity awards granted for prior service as a Company employee.

All equity awards granted to non-employee directors accelerate and vest in full in the event of a change in control of the Company.

In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards; however, no such discretionary equity awards were granted in 2021.

Members of our Board of Directors are subject to our policy regarding minimum stock ownership requirements. Non-employee members of our Board of Directors are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. The non-employee members of our Board of Directors are required to meet these guidelines within five years of becoming subject to them.

Other Compensation. Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board of Directors, but are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings, certain Company events and approved continuing education programs.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Introduction

Our Board of Directors currently consists of 12 members, and was previously divided into three classes with each class serving for three years, and with the terms of office of the respective classes expiring in successive years. At our 2020 annual meeting of shareholders, our shareholders approved a Charter amendment to declassify the Board of Directors over a three-year period beginning at the 2021 annual meeting of shareholders, with directors elected to a one-year term following the expiration of the directors' existing terms. The term of office of directors in Class III expired at the 2021 annual meeting of shareholders, Class I will expire at this Annual Meeting and Class II will expire at the 2023 annual meeting of shareholders. Our Board will be fully declassified by the 2023 annual meeting of shareholders.

At the recommendation of our Nominating and Governance Committee, our Board of Directors proposes that each of the nine nominees named below be elected, each to serve for a one-year term expiring at the next annual meeting of shareholders and until such director's successor is elected and qualified or until such director's earlier resignation or removal:


Susan L. Bostrom
Teresa Briggs
Jonathan C. Chadwick
Paul E. Chamberlain
Lawrence J. Jackson, Jr.
Frederic B. Luddy
Jeffrey A. Miller
Joseph "Larry" Quinlan
Sukumar Rathnam


Each person nominated has agreed to be named in this proxy statement and to serve as a director, if elected. Our Board of Directors has no reason to believe that any nominee will be unavailable or will decline to serve as a director. In the event, however, that any nominee is unable or declines to serve as a director, following appropriate disclosure of the identity of that individual, the proxies will be voted for any nominee who is designated by our Board to fill the vacancy. There are no family relationships among any of our directors or executive officers.

Information Regarding the Director Nominees

Information regarding the qualifications and experience of each of the nominees may be found in the sections of this proxy statement titled "*Summary of Director Experience and Qualifications*" and "*Nominees for Director.*"

Vote Required and Recommendation of the Board

In an uncontested election of directors, each director nominee will be elected to our Board of Directors if the nominee receives more votes cast "FOR" that nominee's election than "AGAINST" that nominee's election. In other words, the director must receive support from a majority of the shares voted on the proposal with respect to such director. Broker non-votes and abstentions (as explained above) will have no effect on the outcome of the vote. Under our Corporate Governance Guidelines, when a director is elected or re-elected to the Board, he or she is required to submit a letter of resignation that will be effective only upon both (1) the failure to receive the required vote at any annual meeting of shareholders at which the director faces re-election; and (2) the acceptance of such resignation by our Board. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will decide whether to recommend that the Board accept the director's irrevocable, conditional resignation and the Board will make the final decision.


**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH
OF THE NINE NOMINATED DIRECTORS.**


PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

General

In accordance with SEC requirements (under Section 14A of the Exchange Act and the related rules), our shareholders have an opportunity to approve the compensation of our named executive officers as disclosed in this proxy statement (commonly referred to as "Say-on-Pay"). While the results of the vote are non-binding and advisory in nature, our Board of Directors will carefully consider the results of this vote.

Frequency of Shareholder Advisory Votes on Executive Compensation

At our 2020 annual meeting of shareholders, we asked our shareholders to express a preference for the frequency of our Say-on-Pay vote. The majority of our shareholders voted to hold the Say-on-Pay vote on an annual basis, and therefore, based on that vote, we present this vote every year.

In considering their Say-on-Pay vote, we urge shareholders to carefully review the information on our compensation policies and decisions presented in the "*Compensation Discussion and Analysis"* section of this proxy statement, as well as the discussion regarding the Compensation Committee above in the section of this proxy statement titled "*Board and Corporate Governance Matters —Committees of Our Board of Directors*."

Our goal for our executive compensation program is to attract, retain and motivate our named executive officers who are critical to our success. We seek to accomplish this goal in a way that rewards performance and is aligned with our shareholders' long-term interests. We believe our executive compensation program has been instrumental in helping us achieve our strong financial performance.

Key Executive Compensation Policies and Practices

Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices that are designed to align our executive compensation with long-term shareholder interests, including the following:

- *Compensation Depends on Performance*. Our executive compensation program is designed so that a significant portion of cash compensation and all of the performance-based restricted stock units (the "PRSUs") are only earned if we meet corporate performance targets;
- *Equity-Based Compensation*. At least 86% of the total compensation, excluding one-time awards and new hire awards, we pay to our named executive officers is in the form of equity-based compensation, which aligns the interests of our named executive officers and shareholders;
- *Performance-Based Incentives*. We use performance-based short-term cash incentives and performance-based long-term equity incentives in the form of PRSUs;
- *Multi-Year Vesting Requirements.* The RSUs and PRSUs granted to our named executive officers vest or are earned over multi-year periods, consistent with current market practice and our retention objectives;
- *No 280G Tax Gross-Ups*. We do not provide 280G tax gross-ups to our named executive officers;
- *Stock Ownership Policy*. We maintain stock ownership guidelines for our named executive officers and the non-employee members of our Board of Directors; and
- *Compensation Recovery Policy*. We maintain a clawback policy which provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers who are subject to the reporting requirements of Section 16 of the Exchange Act and were involved in the fraud or misconduct, any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements.

Advisory Vote and Recommendation of the Board

We are asking the shareholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, our Board of Directors requests that the shareholders vote on an advisory basis to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion set forth in this proxy statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding named executive officers. The Compensation Committee and our Board of Directors value the opinions of our shareholders. Unless our Board of Directors modifies its determination on the frequency of future Say-on-Pay advisory votes, the next Say-on-Pay advisory vote will be held at our 2023 annual meeting of shareholders.

Vote Required and Recommendation of the Board

The approval of this non-binding proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected PricewaterhouseCoopers LLP as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2022. PricewaterhouseCoopers LLP also served as our principal independent registered public accounting firm for our fiscal year ended December 31, 2021.

At the Annual Meeting, shareholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022. Shareholder ratification of the appointment of PricewaterhouseCoopers LLP is not required by our Bylaws or other applicable legal requirements. However, our Audit Committee has decided to submit its selection of our principal independent registered public accounting firm to our shareholders for ratification as a matter of good corporate governance. In the event that PricewaterhouseCoopers LLP is not ratified by our shareholders, our Audit Committee will review its future selection of PricewaterhouseCoopers LLP as our principal independent registered public accounting firm. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2022 if our Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee at least annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for the Company's audit.

In addition to performing the audit of our consolidated financial statements, PricewaterhouseCoopers LLP provided various other services during the years ended December 31, 2021 and 2020. Our Audit Committee has determined that PricewaterhouseCoopers LLP's provision of these services, which are described below, does not impair PricewaterhouseCoopers LLP's independence from the Company. The aggregate fees billed for the years ended December 31, 2021 and 2020 for each of the following categories of services are as follows (in thousands):

	Year ended December 31,	
	2021	**2020**
Audit fees[1]	$ 5,720	$ 5,122
Audit-related fees[2]	1,021	1,455
Tax fees[3]	990	540
All other fees[4]	4	4
Total fees	$ 7,735	$ 7,121

———————————

(1) *"Audit fees"* include fees for professional services rendered in connection with the audit of our annual financial statements, review of our quarterly financial statements and audit fees related to accounting matters that were addressed during the annual audit and quarterly review. This category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

(2) *"Audit-related fees"* consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No.18 and due diligence services.

(3)   *"Tax fees"* consists of fees billed for tax compliance and transfer pricing services.

(4)   *"All other fees"* comprise fees primarily in connection with subscriptions to PricewaterhouseCoopers LLP's web-based research program.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were pre-approved by our Audit Committee.

Vote Required and Recommendation of the Board

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Abstentions will have no effect on the outcome of the vote.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

GLOBAL IMPACT: ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Overview

As we operate our business, we are driven by our purpose to "make the world work better for everyone". Driven by that purpose, programs addressing environmental, social and governance ("ESG") issues form a very natural part of our business model. The challenges we have been facing in the last few years, including the ongoing pandemic, racial injustice, and climate change, have put a renewed focus on the unique role our business can have in helping to address ESG issues for ServiceNow and our stakeholders. Initiatives that reduce the carbon footprint of our operations not only serve the purpose of sustaining our planet—they make us more attractive to our customers who are looking to reduce the carbon footprint of their own supply chains. Initiatives that improve our diversity, equity and inclusion ("DEI") not only serve to build a more inclusive workforce, they help us attract and retain talent that brings different perspectives to problems that allows us to innovate more quickly and more effectively to create products that Wow our Customers. Initiatives that strengthen the governance of our business—leading with ethics and focusing on security and data privacy—not only improve our own oversight of our business, they help us earn trust with our customers that makes them comfortable managing more of their core business operations with our products. In this way, ESG and our ESG strategy are not operating outside of our business strategy, culture and values—they are helping us build our customer base and deepen our relationships with existing customers.

We amplify our impact by delivering solutions on the Now Platform that empower our customers and partners to embed and strengthen ESG in their own operations so they can better serve their stakeholders. We recently announced a new, integrated ESG solution powered by the Now Platform that can help our customers activate their own ESG strategies, programs and initiatives.

Our Board and management team oversee our ESG strategy. Specifically, our Nominating and Governance Committee oversees our ESG activities, programs and disclosures. Our Audit Committee oversees our processes, procedures and validation related to our ESG disclosures. Our Compensation Committee oversees human capital management. Our enterprise wide ESG Steering Committee, under the leadership of our CFO, helps guide our ESG strategy, goals, progress and key initiatives. Our additional management steering committees and councils help address specific priorities such as risk and compliance, data governance, etc.

Our ESG Program

Three strategic pillars underpin our ESG strategy:

- **Sustaining our planet:** for the environment, we are working towards sustaining our planet by championing the transition to a net-zero world.
- **Creating equitable opportunity**: for social, we are creating equitable opportunities to make work more equitable, accessible, and rewarding for all people.
- **Acting with integrity**: for governance, we are acting with integrity by building trust through ethical, transparent, and secure business practices.

In April 2021, we issued our inaugural Global Impact Report to outline our most material ESG issues, articulate our ESG strategy, and establish a baseline for performance and disclosure. We published our second annual Global Impact Report in April 2022 to highlight our year-over-year progress and plans for 2022.

While we are early in our global impact journey, and there is more work ahead, we believe our commitments, investments, and progress within and outside of ServiceNow demonstrate our commitment to our stakeholders.

The following is a summary of some of our ESG solutions, programs and activities. Please refer to our Global Impact Report 2022, ESG Fact Sheet, and Diversity, Equity and Inclusion Report 2022, which are all available on our website, for more information and details on our overall global impact program and ESG strategy.

1. Sustaining Our Planet

In 2021, by assessing our full carbon footprint, we built on the foundation of our environmental goals set in 2020: 100% renewable electricity, carbon neutrality, and net zero before 2050. Our carbon footprint assessment allowed us to learn more about our

emissions, which together with our desire to act quickly and to address growing stakeholder expectations helped us to refine and accelerate our net zero timeline. In September, we announced our revised goal to achieve net-zero greenhouse gas emissions by 2030.

100% renewable electricity and carbon neutrality

We achieved 100% renewable electricity for 2021 through a combination of methods, including working with co-location partners in our data center facilities who are utilizing high quality, renewable electricity; investing in green utility tariffs; and purchasing renewable energy certificates. Further, we achieved carbon neutrality for 2021 across all our office and data center operations, business travel, and work from home through efficiency measures, 100% renewable electricity, and financing of high-quality carbon offset projects. High-quality carbon offsets are from projects, ranging from reforestation to community cookstoves, that adhere to the highest standard of third-party verification.

Our Science Based Target initiative ("SBTi") commitment; shrinking our carbon footprint

The SBTi defines and promotes best practice in science-based target setting and drives climate action in the private sector. In December 2021, the SBTi approved our near-term emissions targets related to reducing Scope 1, 2 and 3 greenhouse gas emissions. Having reduced our scope 2 emissions by purchasing 100% renewable electricity, 99% of our emissions come from our value chain (operations outside our direct control), making engaging our suppliers critical to achieving these reduction goals. In 2021, we initiated a project to gather information about our supply chain and identify where our suppliers are in their sustainability journeys. In 2022, we will engage our suppliers through CDP's Supply Chain Program to educate them on the importance of setting science-based targets. Going forward, we will develop a low carbon supply chain by preferencing suppliers who have set their own science-based targets.

Responsible procurement

It is vital we select suppliers that share our purpose, values, and vision. In 2021, one of our top priorities was to implement third-party tools to measure various aspects of responsible procurement—sustainability, labor and human rights, ethics, supplier diversity, and financial health. By looking at the scores for multiple areas together, we now have a more complete profile of each supplier and can make more responsible decisions on procurement.

Our initiatives in our Sustaining our Planet pillar not only help us act as a better steward of our planet, they help us build relationships with new and existing customers. Making progress in this area makes us a more attractive vendor to our customers who are looking to reduce the impact of their own supply chain.

2. Creating Equitable Opportunity

Amplifying the power of people

ServiceNow puts people at the center of everything we do. In 2021, we welcomed a new chief people officer and launched a new people strategy; one rooted in our unique values, the authentic culture we have fostered, and the systems, data, and insights we put in place to help us scale and grow. The key pillars of our people strategy include:

- **Scale and innovation:** Build a talent system that helps us attract, grow, and retain the people who will drive our business forward.
- **Inclusive employee experience:** Power our company with a more diverse workforce, equitable processes that drive equitable outcomes, and inclusive employee experience.
- **Growth and development:** Invest in new learning journeys for our people to grow themselves and their teams.

Safety and health first

ServiceNow is committed to supporting employee well-being and safety while they are at work and in their personal lives. We implemented a pandemic medical leave policy, provided a one-time home office equipment and wellness stipend in 2020, and from June through September 2021, all of our global employees enjoyed additional time off with "recharge half-day Fridays." During the largest wave of the pandemic in India, ServiceNow provided on-campus vaccination drives, virtual information sessions with doctors, and other COVID-19-related medical benefits for our India-based employees.

In addition, our standard, comprehensive benefits cover physical, emotional, and financial wellness programs. We offer a variety of options for health insurance coverage to our employees in the US, including coverage for mental health needs and an employee assistance program. We offer employees around the world generous family leave, including 12-20 weeks of fully paid parental leave for welcoming a new child through birth, adoption, foster placement or surrogacy. We also offer annual learning stipends and opportunities for career growth, including transfers within the company. We offer employees in the US unlimited paid time off. As a result of our focus on our employees, among other things, we have been certified for a third consecutive year by Great Place to Work.

Shaping new ways of working

We developed a distributed work model in 2021 that gives employees more flexibility about where they work and added new guidelines, policies, and benefits to complement the model. The model lets employees easily change their work arrangements, including flexible, remote, and in-office options. In October, we announced our new Future of Work policy, designed to treat our people fairly and equitably wherever they work. For example, beginning in 2022, most of our employees are expected in a workplace three or fewer days a week.

Opening new pathways to opportunity

We are proud to share that we increased the ethnic diversity of our Board of Directors from one director to three directors in 2021. In addition, strong hiring drove a year over year increase in representation for our three focus areas in 2021. During 2021, our global female leader representation (directors and above) increased by more than 2% to 30.1%. In the US, representation of Black or African American employees rose to 3.5%, an increase of over 0.8%, and Hispanic or Latinx employees rose to 6.8%, an increase of over 0.6% during 2021. As of Q2 2020, our underrepresented minorities representation in the US, comprising Black or African American, Hispanic or Latinx, two or more races, Native American or Alaska Native, and Native Hawaiian or Pacific Islander ("URM") stood at 11.4%. This prompted us to set a goal to achieve 15% URM representation by 2025. We ended 2021 at 13.8% URM representation.

To support our growth during 2021, we reimagined our early-in-career global internship and co-op program, resulting in a record 500-plus virtual interns at ServiceNow. Of those interns who received an offer, 81% accepted a return offer as either a full-time employee or an intern.

Building capabilities and skills for the new world of work

We invested in development programs and partnerships to further fuel our growth. Our new leadership-through-innovation strategy is designed to develop leaders at every level, equipping them with the capabilities needed to flourish in the new world of work. In addition to programs designed to hone technical skills, we are implementing new development programs for our early-in-career colleagues and a Future Readiness program for our senior leaders led by Harvard Business School professor, Frances Frei.

Programs like our partnership with The Leadership Consortium, G100, Strive, and Signature Leaders will continue to focus on building a diverse pipeline of future leaders within the Company. For example, to help women network, learn, and share experiences, our Power of 10 women in leadership program brings cohorts of 10 women (senior managers and above) together from across the company. Furthermore, our Talent Development team integrated ServiceNow's "7 Inclusive Leadership Skills" into all our executive development offerings and hosted summits and inclusive leadership sessions for more than 500 of our most senior leaders. Understanding the critical role of managers across the business, we launched multiple programs to bring awareness and understanding of DEI.

Fostering a world of difference; continued commitment to pay equity

Inclusivity encourages ideas and innovation. Our company benefits from a diverse and global representation of genders, ethnicities, cultures, ages, mindsets, and abilities in our workforce—in a welcoming environment with equitable treatment for everyone.

We are committed to weaving DEI into everything we do—hiring, developing, promoting, and rewarding people. Our evolved DEI strategy includes:

- **Enable and empower our people**: Drive a relentless commitment to employee belonging and success by enhancing equitable processes, policies, and practices across the moments that matter for our employees.

- **Hire with intent**: Recruit high performing and diverse talent across all levels by designing a unique and exemplary hiring process that is global and collaborative.
- **Amplify DEI impact**: Build on the global ESG/DEI movement with human ingenuity and technology by advancing DEI with like-minded customers, suppliers and community partners.

One of the primary measures of equity is pay. We are proud that we continue to maintain systematic pay equity company-wide across gender globally and race and ethnicity in the US. Because pay is so dynamic, especially in a high-growth company like ours, we manage it on a regular basis. We perform ongoing, regular analysis and adjust as needed. As part of our process, we engage a third party to analyze pay including base salary and On Target Earnings across gender globally and race and ethnicity in the US. This has enabled us to achieve systematic pay equity and make sure it is lasting. In 2021, all of our global pay equity pay adjustments impacted less than 1% of our employee population and accounted for less than 0.05% of our global payroll costs.

Our Belonging Groups, which promote engagement in our community, included 41% of our employee population in 2021. We also launched our eighth Belonging Group for Asian and Pacific Islander employees at ServiceNow.

In addition, the more diverse our suppliers, the more backgrounds, perspectives, and experiences we can tap to shape our future. Our spend with diverse suppliers comprised 16% of our overall 2021 supplier spend, and runs above the industry norm of 3% to 5%. We plan to continue to drive spend toward diverse suppliers and maintain an above-average spend.

Community engagement

When it comes to creating equitable opportunity for everyone, we do not stop at employees, customers, or partners. We embrace the global community, too. In 2021, we shifted our community engagement strategy from digital literacy and food security to decarbonization, racial equity, digital readiness, and disaster response. We made these changes to better align with our employees' interests, address societal challenges and support our overarching ESG strategy for global impact. Our 2021 goal was to deliver $7.5 million in grants—including corporate match and rewards—to organizations that align with our focus areas. We exceeded that goal by more than $2.5 million, reaching approximately $10 million. In 2021, we fully distributed our $100 million Racial Equity Fund, designed to drive more sustainable wealth creation through homeownership, entrepreneurship, and neighborhood revitalization within black communities in 10 regions across the US.

Employee volunteerism is an integral part of our global impact program. We help our employees live their passion with 20 hours of time off per year for volunteer activities and a $10 donation credit for each hour logged through our Dollars for Doers program. In 2021 we logged over 19,000 volunteer hours, exceeding our goal of 15,000 by almost 33%, with 13% of our employees participating. The work of ServiceNow volunteers benefited more than 440 organizations.

Further, one of our signature programs, NextGen Professionals ("NextGen") supports our digital readiness focus area. The program invests in digital skills training for marginalized and underserved communities. In 2021, of the more than 1,900 NextGen beneficiaries eligible for employment, we connected more than 1,300 to jobs in our ecosystem, exceeding our hiring goal by almost 10%. Since inception, we have engaged with more than 6,300 beneficiaries and helped connect more than 3,000 to employment.

Our initiatives in our Creating Equitable Opportunity pillar not only make us a more responsible corporate citizen, they make us a more attractive employer with a more innovative workforce. We believe that attracting, retaining and promoting diverse talent helps us ensure that a variety of voices and perspectives are brought to bear to create more effective and innovative products and to bring them to market faster.

3. Acting with Integrity

Strengthening transparency and disclosure

From 2021 through early 2022, we reached out to approximately 60% of our shareholder base and spoke with approximately 48% of our shareholder base to gather feedback on our inaugural Global Impact Report and our ESG strategy. We incorporated this feedback and feedback from ESG ratings and customer and partner engagements, to increase the transparency of our disclosures while creating an accessible, readable Global Impact Report 2022. In 2021, ServiceNow was also named as a member of the Dow Jones Sustainability Index North America.

Ethics and human rights

Integrity. Teamwork. Trust. These qualities are core to our Code of Ethics. Along with our values and purpose, they are how we make sure we win the right way for our company, teams, customers, partners, shareholders, and communities. We continue to embed these qualities across the business, including the various scenarios by which we use data, under our Data Ethics Council. The council comprises a cross-functional group of key leaders who work together to consider the key aspects and challenges around how we use data, including any ethical crossroads, to provide guidance based on our values and purpose.

Over the past year, we strengthened our Code of Ethics training to be more user-friendly and relatable, incorporating our company values into the module and using examples specifically tailored to situations employees may see in their work at ServiceNow. We also updated our compliance training to provide more awareness around the ethical use of artificial intelligence and data.

At the end of 2021, we published a new Human Rights Statement. It outlines our pledge to respect human rights, including how we comply with related laws and regulations, our stance on the ethical use of data, how we support accountability for our employees and our position on DEI.

Security and data privacy

We take a comprehensive approach to security and data privacy governance. We are vigilant in protecting the security of the data customers entrust to us, bringing together various business stakeholders to review how that data is managed and to provide guidance. Our Board also reviews security risks and control gaps on a regular basis. Every employee at ServiceNow contributes to our data security efforts. We require employees to complete privacy and security training each year.

In 2021, we developed the Data Governance Steering Committee to further mature and evolve governance for ServiceNow's data usage, storage, and deletion policies. We continue to evolve our data privacy approach to stay ahead of global trends and key inflection points. This includes proactive engagement, positioning, and reaction to upcoming legislation, as well as building processes ahead of legislation. For example, in response to various concerns in the European Union from the Schrems II decision and the subsequent European Data Protection Board recommendations, we developed an EU-based solution for customers who would prefer to have their EU-hosted data handled within EU borders.

Further, we take a non-competitive approach to dealing with emerging cyber threats and security challenges. We worked with like-minded firms to establish a Critical Software-as-a-Service Special Interest Group that was launched in 2022. This facilitates the flow of information between organizations, accelerates response, stops the proliferation of repeated attacks and reduces security risk.

Our initiatives in our Acting with Integrity pillar not only help us mitigate risks to our business, they also help us build trust with new and existing customers. We believe that a strong program in this area gives our customers comfort in the Now Platform, allowing them to invest more in the Now Platform and bring a greater volume of important work to us.

ESG Solutions for our Customers

We are taking all the learning we have from our own ESG journey to build solutions for our customers to help them on their ESG journeys—making the world work better for everyone. ESG is a top priority for our customers and partners in every corner of the enterprise. That is why we are taking the power of the Now Platform and our workflows to develop integrated solutions that cut across enterprise silos and ecosystems. These solutions will help our customers to manage their own ESG opportunities and challenges (and those their customers, employees, and investors care about), including helping to mitigate risk, control costs, and grow the top line.

Our new, integrated ESG solution, ESG Command Center, launched in October 2021 is powered by the Now Platform and can help companies activate ESG strategies, programs, and initiatives—from enhancing diversity and inclusion and reducing carbon emissions to enabling business resilience—across the enterprise. ServiceNow's ESG solution combines the power of the Now Platform, new and existing products, and ServiceNow's partner ecosystem to help organizations plan, manage, govern, and report on their ESG programs and initiatives to drive greater environmental, social, and business impact. Together with our existing and custom-built workflows and applications, our ESG solution can give organizations the range of tools they need to action their ESG strategies. It brings together an all-new ESG Management product, our Integrated Risk Management and Strategic Portfolio Management solutions and our network of partners. The ESG Management solution can help companies document material topics, create goals and metrics, track performance, collect and validate audit-ready data, and create metric disclosures that align with major ESG reporting frameworks.

In addition to ESG Management, many customers are using the power of the Now Platform and our other solutions to solve a broad range of ESG issues, from governance and compliance to risk management to vaccine management. For example, our work in developing the Vaccine Administration Management solution has further advanced the innovation of the ServiceNow digital health platform. It allows healthcare providers, payers, and life science companies to bring together data, systems, and workflows to increase the value for each patient and reduce the complexity of care delivery across the healthcare ecosystem. Our digital health platform helps organizations support changing business and care models that increase patient engagement, reduce the burden on care teams, and increase the transparency needed for a better care experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2022, by:

- each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors and director nominees;
- each of our named executive officers; and
- all of our current executive officers and directors as a group.

Percentage ownership of our common stock is based on 200,456,626 shares of our common stock outstanding on March 31, 2022. Under the rules of the SEC, beneficial ownership represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons in the table have sole voting and investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. In accordance with SEC rules, we have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2022, or subject to RSU or PRSU awards that will vest and settle within 60 days of March 31, 2022, to be outstanding and to be beneficially owned by the person holding the option, RSU or PRSU award for purposes of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number	Percent
5% or Greater Shareholders:		
BlackRock, Inc.[1]	16,190,700	8.1%
Vanguard Group, Inc.[2]	15,989,501	8.0%
T. Rowe Price Associates, Inc.[3]	14,141,402	7.1%
Directors and Named Executive Officers:		
William R. McDermott[4]	97,263	*
Chirantan "CJ" Desai[5]	77,518	*
Gina Mastantuono[6]	7,265	*
Jacqueline Canney[7]	905	*
Russell S. Elmer[8]	15,534	*
Frederic B. Luddy[9]	233,524	*
Susan L. Bostrom	973	*
Teresa Briggs	932	*
Jonathan C. Chadwick	5,973	*
Paul E. Chamberlain	9,274	*
Lawrence J. Jackson, Jr.	—	*
Jeffrey A. Miller[10]	53,370	*
Joseph "Larry" Quinlan	—	*
Sukumar Rathnam	—	*
Anita M. Sands	14,391	*
Dennis M. Woodside[11]	6,962	*
All current executive officers and directors as a group (20 persons)[12]	553,377	*

_____

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)   Consists of shares of common stock beneficially owned as of December 31, 2021 according to a Schedule 13G/A filed with the SEC by BlackRock Inc. ("BlackRock") on February 3, 2022. BlackRock reported (i) sole voting power with respect to

13,904,277 shares of our common stock and (ii) sole dispositive power with respect to all 16,190,700 shares of our common stock. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(2) Consists of shares of common stock beneficially owned as of December 31, 2021 according to a Schedule 13G/A filed with the SEC by the Vanguard Group, Inc. (the "Vanguard Group") on February 10, 2022. The Vanguard Group reported (i) sole dispositive power with respect to 15,165,997 shares of common stock, (ii) shared dispositive power with respect to 823,504 shares of common stock, and (iii) shared voting power with respect to 336,525 shares of common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Consists of shares of common stock beneficially owned as of December 31, 2021 according to a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2022. The Schedule 13G/A reports that Price Associates has sole voting power with respect to 5,662,428 shares of common stock and sole dispositive power with respect to all 14,141,402 shares of common stock. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(4) Consists of (i) 9,332 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, (ii) 48,193 shares of common stock subject to stock options held by Mr. McDermott that are exercisable within 60 days of March 31, 2022, (iii) 1,933 shares of common stock held by William R. McDermott 2020 GRAT, of which Mr. McDermott is the Trustee, and (iv) 37,805 shares of common stock held by Mr. McDermott.

(5) Consists of (i) 4,143 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, (ii) 29,482 shares of common stock subject to stock options held by Mr. Desai that are exercisable within 60 days of March 31, 2022, and (iii) 43,893 shares of common stock held by Mr. Desai.

(6) Consists of (i) 3,831 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, and (ii) 3,434 shares of common stock held by Ms. Mastantuono.

(7) Consists of (i) 136 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, and (ii) 769 shares of common stock held by Ms. Canney.

(8) Consists of (i) 2,875 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, and (ii) 12,659 shares of common stock held by Mr. Elmer.

(9) Consists of (i) 36,000 shares of common stock held by the Luddy Family Dynasty Trust LLC, of which Mr. Luddy may be deemed to have voting and investment power, and (ii) 197,524 shares of common stock held by the Frederic B. Luddy Family Trust, of which Mr. Luddy is a trustee.

(10) Consists of (i) 6,536 shares of common stock subject to stock options held by Mr. Miller that are exercisable within 60 days of March 31, 2022, (ii) 43,040 shares of common stock held by the Miller Living Trust, dated July 7, 1985, of which Mr. Miller is co-trustee, and (iii) 3,794 shares of common stock held by Mr. Miller.

(11) Consists of (i) 2,524 shares of common stock held by The Woodside 2012 Irrevocable Trust - NOW, of which Mr. Woodside is a co-trustee, (ii) 2,861 shares of common stock held by The Gerrity/Woodside Community Property Trust, of which Mr. Woodside is a co-trustee, and (iii) 1,577 shares of common stock held by Mr. Woodside.

(12) Consists of (i) 25,380 shares of common stock subject to RSUs that will vest and settle within 60 days of March 31, 2022, (ii) 91,611 shares of common stock subject to stock options that are exercisable within 60 days of March 31, 2022, and (iii) 436,386 shares of common stock.

The names of our currently serving executive officers, their ages as of the Record Date, and their positions are shown below.

Name	Age	Position
William R. McDermott	60	Director, President and Chief Executive Officer
Chirantan "CJ" Desai	51	Chief Operating Officer
Gina Mastantuono	51	Chief Financial Officer
Christopher Bedi	47	Chief Information Officer
Jacqueline Canney	54	Chief People Officer
Lara Caimi	45	Chief Customer and Partner Officer
Nicholas Tzitzon	42	Chief Strategy and Corporate Affairs Officer
Paul Smith	50	Chief Commercial Officer
Russell S. Elmer	57	General Counsel and Secretary

Our Board of Directors appoints our executive officers, who then serve at the discretion of our Board of Directors. There is no family relationship between any of the directors or executive officers and any other director or executive officer of ServiceNow.

In January 2022, our Board of Directors promoted Chirantan "CJ" Desai to Chief Operating Officer, with overall responsibilities expanded to include product, design, and engineering, and industries and solution sales. Additionally, Kevin Haverty was promoted and transitioned from the position of Chief Revenue Officer to the position of Senior Advisor to the Chief Executive Officer to work on expanding the Company's footprint in the public sector and to mentor professionals across the Company, and Paul Smith was promoted to Chief Commercial Officer to oversee all regional sales teams, sales enablement and sales operations.

For biographical information regarding Mr. McDermott, please refer to "*Our Board of Directors*" above.



CHIRANTAN "CJ" DESAI
CHIEF OPERATING OFFICER

Chirantan "CJ" Desai has served as our Chief Operating Officer since January 2022 and previously served as our Chief Product and Engineering Officer from March 2021 to January 2022 and our Chief Product Officer from December 2016 to March 2021. From September 2013 to December 2016, Mr. Desai held several positions at EMC. Most recently, he served as the President of the Emerging Technologies Division from September 2014 to December 2016, where he oversaw product management, engineering, product marketing, research and development, the launch of new product lines, and the growth of new businesses that help customers accelerate their journey to cloud computing. Prior to joining EMC, Mr. Desai held several leadership roles at Symantec Corporation from November 2004 to September 2013. Most recently, he served as Executive Vice President of Information Management from January 2013 to September 2013, where he led the strategy, development, technical support and delivery of Symantec's backup and recovery, storage and availability, archiving and eDiscovery products. He also served as Senior Vice President and General Manager of Symantec's Endpoint and Mobility Group from May 2011 to May 2012, where he headed engineering, product management and all related product operations for Symantec's Endpoint Protection, Protection Suites, Mail and Web Security, Virtualization Security, and Mobility solutions. Prior to Symantec, he held product development roles at Pivotal Corporation and Oracle Corporation. Mr. Desai currently serves as a member of the board of directors of Zebra Technologies Corp., an enterprise asset intelligence company. Mr. Desai holds a Masters degree in Computer Science and an M.B.A. degree from the University of Illinois at Urbana-Champaign.



GINA MASTANTUANO
CHIEF FINANCIAL OFFICER

Gina Mastantuono has served as our Chief Financial Officer since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Prior to Revlon, Ms. Mastantuono held various executive finance roles at InterActiveCorp., a media and internet company. Ms. Mastantuono began her career at Ernst & Young in the entrepreneurial services group. Ms. Mastantuono currently serves as a member of the board of directors of Roblox Corporation, an online platform company, and Gong.io Inc., a revenue intelligence platform company. Ms. Mastantuono holds a B.S. degree in Accounting and Business Administration from the State University of New York at Albany.



CHRISTOPHER BEDI
CHIEF INFORMATION OFFICER

Christopher Bedi has served as our Chief Information Officer since September 2015. From August 2011 to April 2015, Mr. Bedi served as Chief Information Officer of Viavi Solutions Inc. (formerly JDSU), a network solutions company, where Mr. Bedi enabled new business models, organizational restructuring and M&A due diligence. From April 2002 to August 2011, Mr. Bedi held various senior positions (including CIO, VP Corporate Development and VP HR Operations) at Verisign Inc., a network infrastructure company. Mr. Bedi began his career at KPMG Consulting in 1996. Mr. Bedi holds a B.S.E in Computer Engineering from the University of Michigan.



JACQUELINE CANNEY
CHIEF PEOPLE OFFICER

Jacqueline Canney has served our Chief People Officer since July 2021. From June 2019 to July 2021, Ms. Canney served as Global Chief People Officer of WPP Group, a communications, experience, commerce and technology company. Prior to that, Ms. Canney served as Executive Vice President, Global People at Walmart Inc., a multinational retail corporation, from August 2015 to May 2019. From September 2003 to July 2015, Ms. Canney served as Managing Director of Global Human Resources at Accenture plc, a global management consulting, technology services and outsourcing company. Ms. Canney holds a B.S. in Accounting from Boston College.



LARA CAIMI
CHIEF CUSTOMER AND PARTNER OFFICER

Lara Caimi has served as our Chief Customer and Partner Officer since July 2020. From December 2017 to July 2020, Ms. Caimi served as our Chief Strategy Officer. From October 2000 to November 2017, Ms. Caimi served as a Partner of Bain & Company Inc., a management consulting firm. Ms. Caimi currently serves on the board of directors of Confluent, Inc., a data solutions company. Ms. Caimi holds a B.A. in English Literature and Economics from St. Olaf College, an M.I.B. from the University of Sydney as a Fulbright Scholar, and M.B.A. from Harvard Business School.



NICHOLAS TZITZON
CHIEF STRATEGY AND CORPORATE AFFAIRS OFFICER

Nicholas Tzitzon has served as our Chief Strategy and Corporate Affairs Officer since September 2021. Mr. Tzitzon previously served as our Chief Strategy Officer (and in other senior positions) from January 2020 to August 2021. From October 2012 to December 2019, Mr. Tzitzon served as Executive Vice President (and in other senior positions) of SAP SE, a multinational software company providing enterprise software. Mr. Tzitzon holds a B.S. in Government from Suffolk University.



PAUL SMITH
CHIEF COMMERCIAL OFFICER

Paul Smith has served as our Chief Commercial Officer since January 2022. From July 2020 to January 2022, Mr. Smith served as our President EMEA. From March 2012 to July 2020, Mr. Smith served as EVP and UK GM (and in other senior positions) of Salesforce.com, Inc., a cloud-based software company. From 2010 to March 2012, Mr. Smith served as Managing Director of Techlightenment. Mr. Smith received his undergraduate degree in Geography, Climate Change from the University of Plymouth.



RUSSELL S. ELMER
GENERAL COUNSEL AND SECRETARY

Russell S. Elmer has served as our General Counsel and Secretary since November 2018. From September 2016 to November 2018, Mr. Elmer served as General Counsel of LendingClub Corporation. From July 2015 to September 2016, he served as Deputy General Counsel of PayPal Holdings, Inc., following its separation from eBay Inc. From February 2014 to July 2015, he served as the Deputy General Counsel of eBay Inc. From April 2009 to August 2012, he served as the General Counsel of Pricelock, Inc. From 2000 to 2007 and 2008 to 2009, he served as the General Counsel of E*TRADE Financial Corporation. From 1990 to 2000, he served as an attorney and partner at Gray Cary Ware & Freidenrich LLP. Mr. Elmer holds a J.D. degree from the University of California, Berkeley, School of Law and an A.B. degree in Political Science and International Relations from Stanford University.

LETTER FROM THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

A message to our fellow shareholders:

ServiceNow is a company driven by its purpose – to make the world work better for everyone. Empowered by that purpose, ServiceNow is pursuing an audacious goal – to become the Defining Enterprise Software Company of the 21st Century.

2021 was a year of disruption and uncertainty. Just as it appeared that the global pandemic would be coming to an end, new variants of the disease disrupted plans to return to the workplace and raised uncertainty as to how to safely move forward. Geopolitical tensions threatened to disrupt the global economy and raised uncertainty about the economic path forward, leading citizens to be more demanding of good government. Solving environmental, social and governance ("ESG") issues became even more compelling. And technology continued to innovate and accelerate.

In determining its path in the face of uncertainty, ServiceNow looked to its purpose. Doing this, we created solutions to help companies and governments safely manage their workforces as they navigated different approaches to rapidly changing environments. We created solutions to help governments operate more efficiently and more nimbly. We built a product to help institutions manage their ESG programs. And we continued to innovate to make the Now Platform more intuitive, more accessible and more powerful.

By executing to our purpose, ServiceNow had a remarkable year. Subscription revenues increased by 30%, to over $5.5 billion. Renewal rates remained at an industry-leading 98%, meaning that as customers completed one subscription period they signed up for another, locking in multiple years of future revenue. GAAP operating margin was 4% and non-GAAP operating margin was 25%[1]. ServiceNow is growing like a fast-moving start-up, with the profitability of a global market leader.

The success of ServiceNow is thanks to the hard work of our approximately 17,000 employees under the committed leadership of the executive team. Our employees are guided by our values: wow our customers; win as a team; create belonging; and stay hungry and humble; and they are united by a strong drive to win.

2021 was referred to as the year of "The Great Resignation." Many companies saw significant growth in attrition as the competition for talent, especially in the technology industry, became increasingly fierce. We believe that by promoting a culture of purpose and values that fit with our employees, they will be less likely to look to leave. However, a strong culture must combine with a competitive compensation structure, designed to attract and retain our top talent. In the past year we have seen our competitors target our top employees, including our leadership, with increasingly aggressive compensation offers. We strive to retain our talent through competitive, performance-based compensation programs designed to reward our employees for meeting rigorous targets in the metrics that drive value for our stakeholders.

As our Company's leader, we believe that Bill McDermott is one of only a few executive leaders who can deliver the caliber of performance critical to ServiceNow's successful accomplishment of its next phase of growth, and we know that many of you, our shareholders, share that opinion because you told us you did. We also believe that the broader executive leadership team is critical to achieving that growth. In this highly competitive talent environment, in 2021 we created a special 100% Performance-Based Stock Option ("PSO") program that will provide significant compensation to the leadership team – but only if the team delivers extraordinary performance that creates significant returns for you, our shareholders.

In designing the PSO program, the Compensation Committee took the same approach it takes to the rest of the executive compensation program – strong rewards for strong performance. We have put a great deal of thought into our programs, carefully evaluating the metrics that we believe will most impact long-term value for our shareholders and other stakeholders. For our annual compensation program, we set very aggressive targets for net new annual contract value ("NNACV"), which represents potential revenue and customer relationships for many years into the future. We also set aggressive targets for non-GAAP operating margin and free cash flow margin, which we believe build a healthy business for the long term.

In designing our programs, we do not work alone. We meet with you, our shareholders, to hear from you about how we can make our programs stronger. We continue to be honored to have this rich engagement, offering to meet with you at least twice a year to discuss our long-term vision for the company and how our compensation philosophy helps us realize that vision. Over the past year, we have been able to speak with approximately 48% of our shareholder base. We value these conversations and your feedback is

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[1] See Appendix A for a reconciliation of GAAP to non-GAAP measures and other information.

reflected in our programs. We look forward to continuing that dialogue with you as we continue to manage through what continues to be an unprecedented time while driving the next phase of our growth.

Thank you for your support and your continuing commitment to the success of ServiceNow.

Sincerely,

Jeffrey A. Miller (Chair)
Susan L. Bostrom
Dennis M. Woodside

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis discusses the principles underlying our executive compensation policies and how they shaped specific compensation decisions involving our named executive officers ("Named Executive Officers") for and during the year ended December 31, 2021.

Fiscal year 2021 continued to be a year in which we delivered outstanding performance while still navigating the unprecedented COVID-19 environment. From our Named Executive Officers to our approximately 17,000 employees around the world, we all came together as a united team to continue executing against our strategic priorities on our path to becoming the defining enterprise software company of the 21st century and delivering outstanding long-term value for our shareholders.

The year also saw an unprecedented competition for talent. Seasoned and sophisticated leadership like ours continues to be aggressively sought after by a variety of companies, and we have seen extremely aggressive compensation packages being offered in the market, including to members of our senior leadership team. Our Board believes that this executive team is uniquely qualified to lead the company over the next five years in the next phase of ServiceNow's growth. To provide a very strong incentive for the leadership team to remain in place, the Compensation Committee undertook a rigorous exercise, including soliciting shareholder feedback, to create a special, one-time program to provide significant benefits to the executives, but that would be realized only by achieving performance thresholds that require significant stock price and subscription revenues outperformance and would strongly benefit our shareholders. This was a special, one-time incentive outside our regular compensation program. For a detailed discussion of the special, one-time program, please see "*Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards*" below.

For our regular program, in January 2021, the Compensation Committee approved changes to our short- and long-term incentive compensation incentives to respond to shareholder feedback, such as including profitability metrics in both programs to motivate more efficient performance and execution across the Company by employees at all levels, and to further our commitment to continue to evolve our compensation practices to align pay and performance to drive long-term shareholder value creation. Such changes include:

- introducing a three-year relative total shareholder return ("rTSR") component to our long-term incentive ("LTI") program;
- reducing the weight of the Net New Annual Contract Value ("NNACV") component in both the short-term incentive and LTI programs;
- moving the Free Cash Flow ("FCF") Margin metric from the short-term incentive to the LTI program; and
- removing Net Expansion Rate from the short-term incentive program and replacing it with two new metrics: non-GAAP Subscription Revenues and non-GAAP Operating Margin.

Throughout 2021 and into January 2022, we maintained our robust shareholder outreach and engagement efforts, reaching out to shareholders representing approximately 60% of our outstanding shares for engagement meetings, and ultimately meeting with shareholders owning approximately 48% of our outstanding shares. In response to the support shareholders conveyed during our outreach meetings for our 2021 annual compensation program, in January 2022, the Compensation Committee approved a 2022 annual compensation program that remained largely similar to our 2021 annual compensation program.

The contents of this Compensation Discussion and Analysis are organized in the following Sections:

- Section 1 - Executive Summary
- Section 2 - Compensation Philosophy and Objectives
- Section 3 - Shareholder Engagement and Evolving Compensation Program
- Section 4 - 2021 Compensation Decisions
- Section 5 - Other Compensation Policies and Information

Our Named Executive Officers as of December 31, 2021 are as follows:

Name	Title
William R. McDermott	President and Chief Executive Officer
Chirantan "CJ" Desai	Chief Operating Officer
Gina Mastantuono	Chief Financial Officer
Jacqueline Canney	Chief People Officer
Russell S. Elmer	General Counsel

Section 1 - Executive Summary

Our executive compensation program is designed to align with our pay-for-performance philosophy, drive achievement of our strategic and financial goals and continue to incentivize value creation for all our stakeholders.

Business Overview - Our Purpose and Our Values

ServiceNow was founded on a simple premise: a better technology platform will help work flow better. Our purpose is to make the world work better for everyone. Our values are to wow our customers; win as a team; create belonging; and stay hungry and humble. Driven by our purpose and values, we help global enterprises across industries, universities and governments digitize their workflows—the individual tasks that need to be executed to get a job done. The Now Platform enables us to connect systems, silos, departments and processes with digital workflows that are simple and easy to use. We believe a better service experience is the ultimate goal of digital transformation. As of December 31, 2021, we delivered digital workflows that create great experiences and unlock productivity to approximately 7,400 enterprise customers worldwide, including approximately 80% of the Fortune 500.

As enterprises and organizations modernize their technology operations, they realize the power of the Now Platform. The Now Platform integrates with the other technology they are using, allowing them to deliver workflows across their current and future preferred systems of record and collaboration platforms. While every company has a different suite of user interfaces from web-based to mobile to conversation applications, the Now Platform creates a common user experience for customers to manage workflows across all interfaces.

We strive to Wow our Customers with the Now Platform. When we begin a new customer relationship, we intend to keep it. Customers typically commit to a multi-year subscription to utilize our solutions, and our customers consistently renew their subscriptions when their terms near expiration, as shown by our 98% renewal rate over the past three years. Thus, a new customer contract can represent a revenue stream lasting six years or longer. We are proud to have been recognized as one of Fortune's World's Most Admired Companies in 2021 and Fortune's Future 50 for 2021.

Similarly, we strive to create an inclusive, performance-driven culture for our employees. Building an enduring company requires innovative and visionary technical product expertise combined with seasoned, disciplined and world-class management. We have invested heavily in our talent from senior executives to early-in-career employees to innovate and scale, and in 2021 our total headcount grew 29% year-over-year. We believe this growth and investment benefits our customers and long-term shareholders.

Highlights of 2021 Corporate Results

2021 was another year of high year-over-year growth, which translated into superior shareholder returns. As shown below, our total shareholder return over a period of three years outperformed both the S&P 500 and the Russell 3000 by more than 2.6 times and outperformed our 2021 Peer Group by more than 2 times.



_____

(1) Renewal Rates are adjusted for acquisitions, consolidations and other customer events that cause the merging of two or more accounts occurring at the time of renewal. Additionally, starting in 2020, we simplified our methodology related to contracts with terms less than 12 months to derive ACV used to calculate Renewal Rate. See the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics*" in our Annual Report on Form 10-K for the year ended December 31, 2021 for more information about how we calculate renewal rate and number of customers with ACV greater than $1 million.

(2) Previously disclosed number of customers with ACV greater than $1M is restated to allow for comparability. ACV is calculated based on the foreign exchange rate in effect at the time the contract was entered into. Foreign exchange rate fluctuations could cause some variability in the number of customers with ACV greater than $1M.

(3) Source: S&P Capital IQ as of close price on December 31, 2021. 2021 Proxy Peers only include peers that have been publicly traded for three or more years as of December 31, 2021.

Compensation Highlights

Compensation Strongly Tied to Performance

Our target annual compensation program balances fixed and variable (at-risk) pay. Approximately 96% and 91% of our CEO's and other Named Executive Officers' target 2021 annual compensation, respectively, is variable (at-risk). Approximately 79% and 78% of our CEO's and other Named Executive Officers' target 2021 annual compensation, respectively, is based on performance against financial, operational and stock price measures. Target values for 2021 shown below are based on our annual compensation program components described below under "*—Elements of our 2021 Compensation Program*" and exclude one-time awards and new hire awards.


Target 2021 Annual Compensation
CEO
79% Performance Based
96% Variable (At-Risk)
70%
17%
4%
9%
Other NEOs
78% Performance Based
91% Variable (At-Risk)
70%
13%
9%
8%
= Base Salary
= Cash Incentive
= LTI (PRSU)
= LTI (RSU)

Numbers rounded for presentation purposes.

Realized Pay of our Named Executive Officers Is A Small Percentage of Incremental Shareholder Value Created by the Company

The total compensation of our Named Executive Officers, as reported in the 2021 Summary Compensation Table, reflects the accounting values (grant date fair value) of their annual and one-time long-term equity awards and not the economic value actually realized by our Named Executive Officers from these awards. Because a significant majority of the reported compensation of our Named Executive Officers represents incentives for future performance and is realizable only if we achieve certain rigorous performance metrics, including stock price appreciation, we believe it is useful to supplement the information provided in the 2021 Summary Compensation Table with a discussion of the pay our Named Executive Officers actually realized during the fiscal year compared to shareholder value created as measured by our incremental market capitalization increase during the applicable fiscal year.

The charts below compare the incremental increase of our market capitalization to the realized pay of our Chief Executive Officer and the other Named Executive Officers for each of our last two fiscal years. The realized pay of our Chief Executive Officer and other Named Executive Officers was primarily attributable to (i) the vesting of LTI awards that were granted in prior years, (ii) the exercise of stock option awards that were granted in prior years and (iii) performance-based cash incentive ("Cash Incentive") earned.


Realized Pay as a Percentage of Corresponding NOW Fiscal Year-End Incremental Market Capitalization (2020-2021)(1)
Fiscal 2020
Fiscal 2021
$54.1 billion in Shareholder Value Creation
$21.8 billion in Shareholder Value Creation
CEO Realized Pay, 0.035%
NEO Realized Pay, 0.180%
CEO Realized Pay, 0.183%
NEO Realized Pay, 0.262%
= CEO(2)
= Other NEOs (total)(2,3)
= NOW Incremental Market Capitalization(4)

(1) Charts not to scale and for presentation purposes. Actual CEO and other NEO realized pay is smaller than represented and would otherwise not be visible.

(2) Each Named Executive Officer's "realized pay" is the sum of base salary (prorated as applicable), Cash Incentive earned (prorated as applicable) and Form W-2 income realized from stock option exercises and vesting and settlement of restricted stock unit and performance-based equity awards for the applicable fiscal year. Additional information for 2021 is provided below in "*Executive Compensation Tables—2021 Summary Compensation Table*" and "*Executive Compensation Tables—2021 Option Exercises and Stock Vested Table*".

(3) The fiscal 2020 total realized pay of our other Named Executive Officers excludes Ms. Canney who was not a Named Executive Officer for fiscal 2020. The fiscal 2021 total realized pay of our other Named Executive Officers excludes Kevin Haverty and David Schneider who were not Named Executive Officers for fiscal 2021.

(4) NOW Incremental Market Capitalization values are from January 1 to December 31 of the respective fiscal year.

Special Incentive in 2021 - 100% Performance-Based Stock Option Awards

We begin our discussion of the individual components of compensation for 2021 with a discussion of a special incentive intended to retain and incent our senior leadership team in an extremely competitive environment for talent and compensation in the technology industry. These awards are not part of our regular annual compensation program, but because of the significance of the awards, both in terms of compensation and in terms of retaining our highly sought-after executives, we begin our overview with them.

In October 2021, the Board, upon recommendation of the Compensation Committee, granted Mr. McDermott a long-term 100% performance-based stock option ("PSO") award (the "CEO PSO"). In December 2021, the Compensation Committee granted the other Named Executive Officers (the "NEO PSOs", together with the CEO PSO, the "PSO Awards") and other senior executive leaders PSO awards with the same performance metrics and largely similar other terms. The CEO PSO has an exercise price of $697.76 and the NEO PSOs have an exercise price of $655.94.

Performance-Based Stock Option Awards

Structured to Incentivize Significant Outperformance | Ensure Leadership Continuity and Leadership Team Alignment
Complement Existing Cash Incentive/LTI Programs with Shareholder-Friendly Safeguards | Create Value for Shareholders

Award Structure and Metrics		
100% Performance-Based Stock Option (100% at-risk)	Performance Metrics (Weight): Subscription Revenues (50%) & Stock Price (50%)	
May vest equally in 8 tranches	~ 5 year performance period	

	Award Recipient	Grant Date Fair Values[1]	Number of Options
• Achievement of all eight subscription revenues thresholds requires achieving $15+ billion in subscription revenues • Achievement of all eight stock price thresholds requires stock price to more than double, implying $150+ billion in incremental shareholder value creation from the CEO PSO grant date and a stock price of over $1,452 per share[2]. Additionally, appreciation must be sustained for both a 180-day period and the last 30-days of such period	Mr. McDermott	$139.2 million	555,077
	Mr. Desai	$28.4 million	125,305
	Ms. Mastantuono	$14.2 million	62,653
	Ms. Canney	$7.1 Million	31,327
	Mr. Elmer	$7.1 Million	31,327

Strongly Aligned with Shareholder Interests
• Each of the eight tranches eligible to vest only if both the subscription revenues and stock price thresholds, applicable to respective tranches, are achieved
• Vesting subject to continued service as CEO or executive chairman for our Chief Executive Officer, and continued employment for our other Named Executive Officers
• No vesting prior to two-year anniversary of grant date (the "Two-Year Cliff"); provided that the Two-Year Cliff will not apply to previously achieved shares in the event of an Award Recipient's (as defined below) death or permanent disability
• Exercised shares subject to a five-year holding period: no shares may be sold until after the end of the five-year performance period, except to satisfy a cashless exercise
• No automatic full acceleration of vesting upon a change in control; in connection with a change in control, the subscription revenues threshold will be disregarded and achievement of the stock price threshold will be measured using the per share common stock price (plus the per share of common stock value of any other consideration) received by the shareholders in the change in control
• Performance thresholds subject to rigor adjustments in the case of certain material transactions, such as M&A, stock splits, etc.
• Subject to clawback provisions if there is a material violation of our Code of Ethics or a restatement of financial statements as a result of an Award Recipient's fraud or intentional misconduct
• Exercisable to the extent achieved and vested until the 10 year anniversary of the applicable grant date unless Award Recipient is terminated for cause
• Approximately 97% and 92% of our CEO's and other Named Executive Officers' target 2021 compensation including the PSO Awards, respectively, is based on performance[3]

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(1) The CEO PSO has a grant date of October 29, 2021 and an exercise price of $697.76 and the NEO PSOs have a grant date of December 13, 2021 and an exercise price of $655.94. The amounts included represent the grant date fair value of the options, as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards.

(2) For the PSO Awards to be fully achieved and create an incremental $150+ billion of shareholder value, the Company's common stock price per share will need to exceed $1,452, which is calculated using the closing price on the CEO PSO grant date of $697.76 per share and the Company's common stock outstanding as of September 30, 2021 of approximately 199 million as disclosed in the Company's Quarterly Report on Form 10-Q filed with the SEC on October 28, 2021.

(3) Calculated percentages exclude other one-time and new hire awards.

Rationale and Considerations for Granting the PSO Awards

Under the leadership of our current executive team, ServiceNow has experienced strong growth in our financial and operational performance, which has fueled our bold, long-term financial plan. Our Board believes this executive team is the right team to lead us on our aggressive trajectory to become the defining enterprise software company of the 21st century. In the current market, there is intense competition for seasoned and sophisticated leadership like ours, and our most senior executives are aggressively sought after by a variety of companies. Our Board sought to protect the continuity of the leadership team over the next five years in the next phase of ServiceNow's growth. To do that, the Compensation Committee wanted to provide robust motivation to our leadership team that would provide the opportunity for outsized rewards, but only if the team successfully executes against targets even more rigorous than our aggressive long-term financial plan. To accomplish this, the Compensation Committee undertook a rigorous exercise to create a special, one-time program to provide strong retention, but with benefits that would be realized only by achieving performance thresholds that would strongly benefit our shareholders. While structuring the design of the PSO Awards, the Compensation Committee proactively obtained extensive feedback from our largest shareholders, which was a key consideration in developing the final design (see "—*Shareholder Feedback Taken into Consideration in Design of and Disclosure of the PSO Awards*"). The Compensation Committee also consulted with its independent compensation consultant on relevant market trends. Factors considered include:

- the significant role our Chief Executive Officer and the other Named Executive Officers have each played in our growth journey and will continue to play in our aggressive long-term plan;
- the unprecedented, highly competitive market for proven executive talent in the technology sector and for a company of our scale and growth trajectory;
- the importance of retaining their unique technical and leadership qualifications that are crucial to continue delivering strong financial and operational performance and long-term success;
- the goal to further motivate and reward more exceptional shareholder value creation over an extended period;
- the importance of any awards incentivizing and rewarding exceptional performance to drive our next phase of growth, with appropriate safeguards, to ensure alignment of interest between our Named Executive Officers and our shareholders; and
- the potential costs and risks to our business if we had to replace any of the Named Executive Officers over the next several years.

Mr. McDermott and Our Other Named Executive Officers Are the Right Team to Lead ServiceNow

In its evaluation, the Board and Compensation Committee re-confirmed their belief that Mr. McDermott is critical to ServiceNow's next phase of growth. Mr. McDermott's leadership and performance over the past two years have not only surpassed expectations both financially and strategically, but he also brings to ServiceNow a new, "founding-type-of-energy" and access to untapped selling centers. Under Mr. McDermott's leadership we have:
- experienced strong financial and operational growth (see "—*Highlights of 2021 Corporate Results*" above);
- expanded our business strategy into new industries;
- verticalized our product and go-to-market strategies to address industry-specific challenges with industry-specific workflows;
- defined our ESG vision and areas where our business can drive positive change across ESG matters;
- formed and expanded a number of strategic partnerships; and
- reached approximately $130 billion in market capitalization as of the end of 2021.

The Board and Compensation Committee believe that the proven track record and unique skills of Mr. McDermott and the executive team provide us an extraordinary opportunity to unlock more value from the Now Platform, beyond what we have experienced. In fact, Mr. McDermott and his leadership team laid out an aggressive growth target during our 2021 Financial Analyst Day ("FAD") to achieve $15+ billion in subscription revenues by 2026 (the "2021 FAD Target"), which requires continued extraordinary growth in the next five years for a company of our size.

The Board and Compensation Committee believe that Mr. McDermott is one of only a few executive leaders who can deliver the same caliber of performance for a company of our size and growth. Many shareholders also shared with us this sentiment, voicing continued support for Mr. McDermott's leadership and emphasizing the importance of his expertise in delivering ServiceNow's long-term vision. As such, the Board and Compensation Committee wanted to ensure long-term leadership continuity and that Mr. McDermott remains committed to ServiceNow and motivated to execute its ambitious strategy and deliver superior value to our shareholders. The Compensation Committee looked carefully at Mr. McDermott's current compensation, including past equity awards and outstanding equity awards, and the earnings trajectory of chief executive officers with global leadership experience and proven track records of revenue growth and market expansion similar to Mr. McDermott, and concluded that these leaders are in exceptionally high demand and the market is valuing them accordingly. Therefore, the Board, upon recommendation of the Compensation Committee, proactively granted the CEO PSO.

Further, to ensure ServiceNow retains the right team of leaders in its next phase of growth, the Compensation Committee proactively granted the NEO PSOs to the other Named Executive Officers (together, with Mr. McDermott, the "Award Recipients") to align the entire leadership team, and similarly, to help ensure leadership continuity over the next five years and incentivize and motivate significant outperformance and long-term shareholder value creation.

PSO Awards Strongly Align with Shareholder Interests

Significant Outperformance and Long-Term Commitment Required
To Fully Earn PSO Awards
Robust Subscription Revenues Thresholds
Company must exceed $15 billion in subscription revenues and achieve a more rigorous CAGR of over 23% (exceeding the 2021 FAD Target).
Challenging Stock Price Thresholds
To achieve all eight Stock Price Thresholds, the stock price must more than double, implying more than $150 billion in incremental shareholder value creation from CEO PSO grant date.
Lengthy Performance Period + Vesting and Holding Requirements
PSO Awards designed for long-term retention with a five-year performance period; no vesting prior to Two-Year Cliff and no selling until after end of five-year holding period.

Rationale for Selecting Subscription Revenues and Stock Price as the Performance Metrics

The performance metrics for the PSO Awards are Subscription Revenues and Stock Price. For each of the two metrics, there are eight separate performance thresholds (the “Subscription Revenues Thresholds” and the “Stock Price Thresholds”, collectively, the “PSO Performance Thresholds”). The PSO Awards are divided into eight equal tranches of shares, each with one applicable Subscription Revenues Threshold and one applicable Stock Price Threshold. In order for any tranche to be eligible to vest, both the applicable Subscription Revenues Threshold and the applicable Stock Price Threshold must be achieved. The PSO Performance Thresholds for a particular tranche may be achieved at different points in time and in any order, and multiple PSO Performance Thresholds may be achieved simultaneously, and once achieved, a PSO Performance Threshold remains achieved for vesting determination. In addition, no shares will vest prior to the two-year anniversary of the applicable grant date (“Two-Year Cliff”), subject to the Award Recipient’s continued eligible service on such date, even if both metrics are achieved for an applicable tranche prior to the Two-Year Cliff.

The Subscription Revenues metric focuses on top-line growth with achievement determined based on a rigorous Compound Annual Growth Rate (“CAGR”) over five years. Each of the eight Subscription Revenues Thresholds are calculated based on this CAGR and measured over the prior four fiscal quarters with the final four-quarter period eligible for measurement ending on September 30, 2026. Achievement of the Subscription Revenues Thresholds is also an indication of the strength of our customer renewals and expansions, providing a key insight into the long-term health of our business and customer satisfaction. Additionally, in response to prior shareholder feedback on our annual compensation program, the Compensation Committee chose Subscription Revenues as the top-line metric for the PSO Awards to avoid tying another compensation plan significantly to NNACV performance. Further, a proportional adjustment provision of the PSO Awards provides a safeguard against achieving the Subscription Revenues Thresholds by “buying” revenue through a material acquisition (or similar transaction). The PSO Awards are not intended to incentivize or disincentivize acquisition opportunities, but to incentivize management to remain focused on doing what brings the most value to ServiceNow and its shareholders.

The Stock Price metric is tied directly to shareholder value creation, and was selected to ensure that shareholders would benefit from stock price appreciation over a sustained period before the Award Recipients can benefit from the PSO Awards. The Stock Price Threshold for each tranche is achieved only if both the 180-day and 30-day (together, the “Stock Price Measurement Period”) volume weighted average price of ServiceNow’s stock equals or exceeds the Stock Price Threshold for such tranche. This avoids any benefit from temporary stock price spikes over the Stock Price Measurement Period. In addition, because various bottom-line metrics (such as Operating Margin and FCF Margin) are part of our Named Executive Officers’ 2021 Cash Incentive program and 2021 LTI PRSUs, the Compensation Committee chose the Stock Price metric to provide a more wholistic evaluation of the Company’s overall

performance and a reflection of how the Named Executive Officers have generated sustained shareholder value. Additionally, the Stock Price metric avoids rewarding the same performance for the PSO Awards and annual compensation program performance awards.

Further, because the Compensation Committee believes that straightforward compensation plans are more effective, the PSO Awards were designed with simplicity in mind. Although we are focused on both top-line growth and bottom-line profitability, the PSO Awards do not have a separate bottom-line metric; the Compensation Committee believes that the Stock Price metric implicitly reflects certain bottom-line, profitability metrics, including FCF Margin. Further, the Subscription Revenues Thresholds can be objectively adjusted by the Board or Compensation Committee as determined necessary for material acquisitions or divestitures by increasing or decreasing targets in proportion to the relevant revenue of such material acquired or spun-off/out or divested entities, respectively. In contrast, bottom-line metrics may require discretion to adjust for material acquisitions, especially if the acquired company has not focused on bottom-line profitability.

Promoting Leadership Continuity and Commitment

In addition to motivating and rewarding our Named Executive Officers for outperformance, the PSO Awards include provisions to help ensure leadership continuity and that our Named Executive Officers are committed to executing our next phase of growth.
- Five-year performance period: the Compensation Committee designed the PSO Awards to have rigorous targets that require long-term performance and commitment from our Named Executive Officers to fully achieve the award.
- Two-Year Cliff and five-year holding period: a provision that no tranches will vest, even if earned, until two years after the grant date incentivizes our Named Executive Officers to remain at ServiceNow for at least two years should they want to benefit from tranches earned. Further, the Two-Year Cliff coupled with a holding period through the end of the five-year performance period applied to any shares acquired upon exercise (except to satisfy a cashless exercise) further incentivizes our Named Executive Officers to remain at ServiceNow to ensure the value of their exercised shares is at least maintained, if not improved.
- Tranches are not forfeited during the performance period: to motivate our Named Executive Officers to remain committed and focused on executing our next phase of growth, tranches are not forfeited and can be earned anytime within the performance period. This means remaining with ServiceNow for the full performance period can enhance the likelihood of fully achieving the award.
- Vesting subject to service: the additional service requirement beyond achieving the PSO Performance Thresholds requires that Mr. McDermott remain as CEO or be Executive Chairman and the other Named Executive Officers remain employed, both of which are intended to incentivize the Named Executive Officers to remain in roles that create value and drive execution in order to benefit from the award.

Significant Competitive Harm in Disclosing Thresholds

We have not publicly disclosed the specific PSO Performance Thresholds because we believe advance disclosure of the thresholds could cause significant competitive harm to our business. The thresholds were purposefully set to be more aggressive than our disclosed guidance and long-term financial plan, including the 2021 FAD Target, and fully achievable only by outperforming such aggressive guidance and plan. If specific thresholds were disclosed, they could be treated as the Company's new guidance or long-term financial plan, which would not align with (i) the Company's purpose of using the PSO Performance Thresholds to encourage exceptional outperformance of our rigorous disclosed guidance and plan, and (ii) how the Company understands the role the PSO Performance Thresholds have in our long-term business and strategy. Disclosing the specific thresholds could also create a retention risk for our CEO and other Named Executive Officers, who are crucial to the execution of our next phase of growth by giving insight into the retentive value of the PSO Awards. Companies competing for our top executive talent could use the thresholds' rigor and the significant challenge of achieving the full award, depending on how many tranches have been earned and what remains of the performance period, to undercut the value of the PSO Awards by offering a sign-on bonus or a more easily achievable compensation package to induce our Named Executive Officers to leave the Company. While we are not disclosing the thresholds in advance, we will disclose thresholds achieved in a fiscal year in the following year's proxy statement, which aligns with shareholder feedback we received and our commitment to transparency.

Shareholder Feedback Taken into Consideration in Design of and Disclosure of the PSO Awards

Before the PSO Awards were granted, we proactively sought high-level feedback from our top shareholders in September 2021 about the concept of granting high-value, rigorous performance awards and shareholder-friendly safeguards that are best practice when designing such awards. We incorporated many suggestions into the final design and disclosure of the PSO Awards herein. Below is a summary of the feedback we received, the actions taken and our consideration of feedback:

Shareholder Feedback	Action Taken/Considerations on Design and Disclosure of PSO Awards
Include detailed disclosure around rationale and need for award	• Included detailed disclosure surrounding why the PSO Awards were granted to Mr. McDermott and other Named Executive Officers to motivate outperformance and ensure leadership continuity
Structure award as highly performance-based and long-term as possible and reward only long-term value creation	• PSO Awards are 100% performance-based with a ~ five-year performance period • Vesting requires Mr. McDermott remain in service as CEO or Executive Chairman and requires other Named Executive Officers remain employed • No portion of a PSO Award will vest prior to the Two-Year Cliff and no shares may be sold until after the five-year holding period, which encourages long-term leadership continuity
Subscription Revenues Thresholds should be more rigorous than current long-term financial plan and should reward revenue that is generated, not purchased	• Subscription Revenues Thresholds are incrementally aggressive to long-term financial plan. Achievement of all eight tranches requires $15+ billion in subscription revenues • Subscription Revenues Thresholds are subject to rigor adjustment in proportion to the relevant revenue of a material acquired company
Consider incorporating a bottom-line metric	• Given multiple bottom-line metrics are part of our annual compensation program, we designed the PSO Awards to avoid Award Recipients' having multiple overlapping metrics • Selected Stock Price metric because it implicitly reflects certain bottom-line metrics including profitability and FCF Margin and is an additional measure of performance • Compared to a top-line metric, bottom-line metrics may require discretion to adjust thresholds in the event of material acquisitions
Stock Price metric should reward sustained stock price appreciation	• The Stock Price Threshold for a tranche is achieved only if the volume weighted average price for both 180 days and the last 30 days of such period equals or exceeds the Stock Price Threshold for such tranche • Named Executive Officers benefit only from sustained shareholder value creation and not from temporary spikes in stock price
Awards of this quantum should not be used regularly	• The PSO Awards are not part of our regular annual compensation program and will not be awarded on a regularly recurring basis

Shareholder Engagement After PSO Awards Were Granted

After the PSO Awards were granted, we proactively engaged our shareholders to provide transparency, further inform and refine our proxy disclosure and directly address any additional shareholder comments or concerns surrounding the PSO Awards. Below is a summary of the most common feedback we received and the discussion on those topics:

Shareholder Feedback	Shareholder Response after Meeting with Company about PSO Awards Granted
Explain rigor to fully achieve PSO Awards and retention rationale to help shareholders understand justification for quantum of the awards	• Understood the PSO Awards are structured to be 100% performance-based and achievement of the full quantum of the award would require significant outperformance • Appreciated quantum was determined based on market requirements to retain high caliber leaders • Believed the structure of the PSO Awards, including the quantum, are sound given how closely the PSO Performance Metrics are tied to long-term shareholder value creation
Help shareholders understand why the CEO PSO was granted two years after the CEO new-hire grants	• Understood Mr. McDermott's leadership and performance over the last two years have not only surpassed expectations both financially and strategically, but that he also brings to ServiceNow a new "founding-type-of-energy" and access to untapped selling centers • Understood leaders of Mr. McDermott's caliber are in exceptionally high demand and the market is valuing them accordingly
Disclose rationale for granting PSO Awards in addition to the Cash Incentive and LTI awards	• PSO Awards are meant to reward and motivate outperformance beyond our annual financial guidance and long-term financial plan, such as the 2021 FAD Target, and retain exceptional leaders in an exceptionally competitive market for executive talent • Understood the PSO Awards will not be standard practice and are one-time grants • Believed Mr. McDermott and the existing leadership team is the right team to help unlock more value from the Now Platform and are crucial to the Company's next phase of growth
Greater transparency of the Subscription Revenues and Stock Price Thresholds for each tranche will help shareholders better assess the rigor of the PSO Awards	• Understood there could be significant competitive harm if we disclosed thresholds in advance of achievement • Appreciated that we will disclose thresholds after they are achieved in the following year's proxy • Context provided about the rigor of thresholds was effective in helping to understand the rigor of the thresholds; such context about rigor should be included in the proxy
Consider whether a bottom-line metric should be included	• Understood a Stock Price metric implicitly reflects certain bottom-line measures and incentivizes outperformance of multiple bottom-line measures • Understood a Stock Price metric with a 180 day and 30 day VWAP requirement helps ensure Award Recipients will not benefit unless shareholders have meaningfully benefited for a sustained period • Recognized multiple bottom-line metrics are part of our annual compensation program, and we wanted to reduce multiple overlapping metrics with the PSO Awards

Our Regular Annual 2021 Compensation Program

The annual compensation program for our Named Executive Officers for 2021 consists of a mix of fixed and variable compensation in order to align compensation with short- and long-term shareholder value creation. The Company's 2021 Cash Incentive and 2021 LTI performance-based restricted stock unit ("PRSU") programs are subject to a formal mid-year review by the Compensation Committee. This mid-year review ensures that our programs meet the objectives discussed below and allows for discretion to adjust the targets or metrics, which the Compensation Committee may exercise only if conditions warrant, such as to reflect a significant acquisition or extraordinary macroeconomic event.


FIXED
VARIABLE (AT-RISK)
Base Salary
+
Performance-Based Cash Incentive
+
Performance- and Time-Based Restricted Stock Units
• In line with market and determined based on experience, skills, responsibilities and internal pay equity
• Small portion of overall compensation to maintain program's focus on performance-based pay
• Aligns to growth plan strategy and incentivizes achievement of defined corporate performance objectives
• A diversified mix of rigorous metrics to drive efficient growth and shareholder value creation
• Incentivizes long-term shareholder value creation and strong financial performance
• Aligns to shareholder interests and long-term strategy
• Provides retention incentive

Elements of our 2021 Cash Incentive Program

The 2021 Cash Incentive program for our Named Executive Officers will fund based on the achievement of the three Company performance metrics provided below. The 2021 Cash Incentive consists of a combination of top- and bottom-line metrics to provide balanced incentives that drive efficient growth. Once the pool is funded, payout is determined as follows: 75% based on achievement of the three Company performance metrics and 25% based on achievement of individual strategic priorities approved by the Compensation Committee.


Funding
Payout
2021 Performance -Based Cash Incentive
60%
NNACV(1)
20%
Non-GAAP Operating Margin
20%
Non-GAAP Subscription Revenues
75%
Company Performance
25%
Individual Performance

(1) At least 85% of NNACV target must be met for funding.

Elements of our 2021 Long-Term Incentive Program

The 2021 LTI consists of 80% performance-based restricted stock units ("PRSUs") and 20% time-based restricted stock units ("RSUs"). The 2021 LTI PRSUs are earned based on the achievement against our NNACV and FCF Margin targets and vest over a period of three years, with the last vest subject to an adjustment based on achievement against a Three-Year rTSR component. The RSUs vest over a period of four years.

		Purpose	Performance Metrics	Vesting Schedule

2021 Long-Term Incentive	PRSUs 80%	• Ensures alignment with long-term shareholder value creation
		• Drives new and incremental bookings, which generate future growth
			NNACV Weighted 70% FCF Margin Weighted 30% ✖ Three-year Relative TSR Component (vs S&P 500) (payout modification 80%-120%) → Final PRSU Pay-out	• Three-year total vesting period.
				  • One-year performance period for NNACV and FCF Margin.
				  • Two-year vesting period thereafter, with last vesting at end of year three subject to rTSR component

	RSUs 20%	• Enforces long-term focus and adds retention component		• Four-year vesting period

Performance Metric Selection Rationale for our Annual Cash Incentive Program & LTI PRSUs

After extensive review and analysis, incorporating feedback from multiple shareholder discussions, the Compensation Committee and management selected NNACV as a metric for both our 2021 Cash Incentive program and 2021 LTI PRSUs as NNACV continues to be an effective indicator of both our short-term and long-term business performance. Please see "*Section 3 - Shareholder Engagement and Evolving Compensation Program—NNACV Continues to be an Effective Indicator of Company Performance and Long-Term Growth*" and the table below for additional information on the selection of NNACV and other performance measures for our 2021 Cash Incentive program and our 2021 LTI PRSUs. Taken together, these measures are strongly linked to our financial and operational performance and align executive compensation with short- and long-term shareholder value creation. Furthermore, the individual component of each Named Executive Officer's 2021 Cash Incentive considers progress on ESG goals that further our global impact vision and business strategy.

Metric/ Component	2021 Program	Rationale
NNACV	Cash Incentive; LTI PRSU	Continues to be an effective measure of our short- and long-term performance, as it represents bookings from new customers and additional bookings from existing customers. NNACV is of unique importance in our business model, as it is simultaneously a driver of our short-term success, in that it measures the business booked in a given year, and our long-term success, in that our contracts are typically three years in length and have consistently over 95% renewal rates. NNACV also gives insight into our opportunity for expansion revenues over time, providing both current and forward-looking insight into our performance.
Non-GAAP Operating Margin	Cash Incentive	An important performance metric that measures the core profitability of our operations. Operating Margin motivates more efficient performance and execution across all organizations in the Company. Employees at all levels have a role in helping the Company become more efficient to achieve this target.
Non-GAAP Subscription Revenues	Cash Incentive	Reflects the extent to which we have been successful in attracting and retaining customers. The Compensation Committee chose to replace FCF Margin and Net Expansion Rate metrics with non-GAAP Subscription Revenues in the Cash Incentive program because it is better understood by the larger employee population, contains a renewal and expansion component and provides additional indication of the long-term health of our business and customer satisfaction.
ESG Goals	Cash Incentive	Environmental and diversity, equity and inclusion ("DEI") related targets were considered as part of the individual component in each of our Named Executive Officer's 2021 Cash Incentive program to motivate execution against our ESG strategy. The Compensation Committee believes that tying ESG performance to compensation will drive the execution of our ESG strategy, and, ultimately, our business strategy.
FCF Margin	LTI PRSU	Provides a measure of profitability, showing the cash we have after capital expenditures used to provide high-quality services to our customers, expressed as a percentage of our GAAP total revenues for the fiscal year. The Compensation Committee views this as an important indicator of how efficiently we are using capital and a more appropriate performance motivator for our most senior executives rather than for all our employees because our most senior executives are most accountable for this metric, which is why this metric was moved from the Cash Incentive to the LTI PRSUs.
Three-Year rTSR	LTI PRSU	Measures our relative performance against the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date. This measure directly ties senior executive pay and long-term shareholder value creation.

Compensation Best Practices

To ensure our executive compensation program is effective in aligning shareholder and Named Executive Officer interests, we adhered to the following best practices in 2021:

What We Do	What We Do Not Do
☑ Conduct annual executive compensation review and "Say-on-Pay" vote	☒ Offer retirement plans other than standard 401(k) offered to all employees
☑ Maintain an independent compensation advisor	☒ Offer significant perquisites
☑ Place a significant amount of targeted annual compensation at-risk	☒ Provide Section 280G tax gross-ups
☑ Target a significant portion of total annual compensation in equity	☒ Allow hedging or pledging
☑ Maintain stock ownership guidelines for executive officers and directors (3x base salary for CEO)	
☑ Maintain a "clawback" policy	
☑ Multi-year vesting requirements for all equity awards	

Commitment to Shareholder Engagement

Throughout the year, our Investor Relations team regularly engages with our shareholders, frequently along with our CEO and CFO. Additionally, ServiceNow's Board, Compensation Committee, Lead Independent Director and management are committed to robust shareholder engagement efforts at least twice a year to maintain an ongoing and active dialogue with shareholders and seek their input as we continue to evolve the design of our compensation program, corporate governance practices and ESG initiatives. Leading up to our 2021 annual meeting of shareholders and from September 2021 to January 2022, we reached out to shareholders representing a total of approximately 60% of our outstanding shares and engaged with shareholders representing a total of approximately 48% of our outstanding shares. We thoughtfully considered shareholder input on topics ranging from compensation strategy, including one-time equity awards such as the PSO Awards (as defined below), to corporate governance and ESG. Our Lead Independent Director and Chair of the Compensation Committee attended all engagement outreach meetings with shareholders along with members of our Legal, Investor Relations and Global People teams. He provides a summary of all relevant feedback to the Compensation Committee, the Nominating and Governance Committee and the Board after each engagement season. Our Board incorporates shareholder feedback in its compensation and corporate governance framework review each year. In response to shareholder feedback we received, our Compensation Committee implemented changes to our executive compensation program as discussed in "—*Section 3 - Shareholder Engagement and Evolving Compensation Program*".

Section 2 - Compensation Philosophy and Objectives

We operate in an extremely competitive market for talent. In our industry, there is substantial and continuous competition for leadership with the experience and aptitude to motivate and lead product, engineering, sales, general and administrative, and operations teams. ServiceNow's headquarters is located in the Bay Area, where competition for talented leadership is particularly intense. Further, our continued success has made our employees and executives more attractive as candidates for employment with other companies, and they are subject to significant ongoing recruiting efforts by other companies in the technology industry generally. As such, we design our executive total compensation program to achieve the following objectives:

- attract, motivate and retain leaders of outstanding ability and potential in an extremely competitive market for talent, in order to grow our Company to $15 billion in revenue and beyond, and to become the defining enterprise software company of the 21st century;
- appropriately reward strong performance, motivate outperformance, and be meaningfully related to the creation of short- and long-term value for our stakeholders;
- demand and reward the achievement of aggressive key performance measures;
- incentivize long-term, sustained performance;
- demonstrate disciplined equity usage;
- have components that executives can understand and be comparable to competing alternatives;
- manage the business to our purpose of making the world work better for everyone; and
- reinforce our values, which serve to motivate our leaders to deliver the highest level of Company, team and individual performance.

Section 3 - Shareholder Engagement and Evolving Compensation Program

Multi-Year Evolution of our Annual Compensation Program

The compensation program design is not static and the Compensation Committee is committed to continual refinement based on ongoing shareholder engagement. The below graphic illustrates the evolution of our executive compensation program.

Pay Element	2020 Design	Evolution	2021/2022 Design
Base Salary	• Conservative to market, consistent with emphasis on performance-based compensation		• In-line with market, consistent with emphasis on performance-based compensation
Performance-Based Cash Incentive	• Metrics: – 70%: NNACV – 20%: FCF Margin – 10%: Net Expansion Rate • Payout: – Annual – 75% Company performance – 25% of payout based on individual performance objectives approved by the Compensation Committee	✓ Decreased NNACV Weight ✓ Replaced FCF Margin and Net Expansion Rate metrics ✓ Added non-GAAP Operating Margin and non-GAAP Subscription Revenues metrics	• Metrics: – 60%: NNACV – 20%: non-GAAP Operating Margin – 20%: non-GAAP Subscription Revenues • Payout: – Annual – 75% Company performance – 25% of payout based on individual performance objectives approved by the Compensation Committee
Performance-Based Long-Term Incentive	• 80% in PRSUs earned based on NNACV: – One-year performance period followed by 24-month additional total quarterly time-based vesting period • 20% RSUs with four-year total vesting period	✓ Decreased NNACV Weight ✓ Added FCF Margin metric ✓ Added three-year rTSR component	• 80% in PRSUs earned based on 70% NNACV and 30% FCF Margin + three-year rTSR (v. S&P 500 index) component: – One-year performance period followed by 24-month additional total semiannual time-based vesting period – Last vest in year 3 subject to rTSR performance component measured over three-year period • 20% RSUs with four-year total vesting period
Mid-Year Review	• Formal review; may be modified only if conditions warrant, such as to reflect a significant corporate transaction or other extraordinary macro economic event		• Formal review; may be modified only if conditions warrant, such as to reflect a significant corporate transaction or other extraordinary macro economic event

*2022 Design: metrics may be adjusted in contemplation of the impact of certain corporate transactions (such as mergers or acquisitions)

While we have used one-time equity awards to be competitive in attracting, motivating and retaining top management talent, such awards are not part of our standard compensation program. When such awards are used in limited circumstances, such as in connection with hiring, motivating and/or retaining senior management talent, this type of award has demonstrated to be an effective performance motivator and driver of long-term performance.

Our Proactive Response to Shareholder Feedback

We manage our business with a focus on continued innovation, growth and shareholder value creation, and recognize that our compensation program must balance shareholder perspectives with our ability to retain and attract the highest caliber of talent to facilitate growth at scale. Shareholder feedback is a key consideration that informs the Compensation Committee's decision-making process, with the Chair of the Compensation Committee actively involved in our shareholder engagement efforts. Over the past few years, we have made changes to our compensation programs not only to reflect the evolving nature of our business, but also to respond to shareholder feedback. Below is a summary of shareholder feedback we have received and the concrete action we have taken to respond to that feedback:

Shareholder Feedback	Action Taken
Incorporate profitability metric(s) into Cash Incentive and LTI, which is appropriate for Company's current stage	• For 2021 and 2022 Cash Incentive, reduced NNACV weighting to increase weight of new profitability metric (non-GAAP Operating Margin) and additional top-line metric (non-GAAP Subscription Revenues) • For 2021 and 2022 LTI RSUs, added profitability metric (FCF Margin) and reduced NNACV weighting
Enhance pay for performance long-term alignment of LTI Understand Company's rationale behind importance of NNACV and a one-year performance period and Company should continue to provide robust disclosure on such rationale	• Continued enhanced disclosure of the long-term nature of one-year performance period for LTI PRSUs and why such performance period continues to be an effective motivator and driver of long-term shareholder value • 2021 and 2022 LTI PRSUs include a three-year rTSR component to enhance long-term alignment of LTI • Continued detailed disclosure of importance of NNACV to our business and how a rigorous one-year NNACV target provides greater long term shareholder benefit than, for example, a three-year revenue target • Maintained PRSUs at 80% of our 2021 and 2022 LTI, which is a very rigorous performance weighting that is well above industry standard
Continue enhanced disclosure about the relevance of performance metrics selected	• Enhanced disclosure regarding the rationale for selecting our performance metrics, particularly NNACV, and how they serve as different measures of success for our business
Tie ESG to compensation program to motivate execution against ESG strategy	• Included ESG targets as part of individual strategic goals for 2021and 2022 Cash Incentive
Proactive approach to shareholder outreach and transparency with compensation-related disclosures are exemplary and very effective in helping shareholders understand our programs	• Continued robust shareholder outreach to seek feedback on annual programs, new compensation plans and changes, and to help shareholders understand our compensation philosophy and approach
Disclose individual goals for Cash Incentive and keep Cash Incentive strongly weighted on Company performance	• Provided detailed disclosure on the individual strategic goals in the 2021 Cash Incentive and kept Cash Incentive largely weighted based on Company performance (increased from 50% for 2019 to 75% for 2020 - 2022)
Eliminate evergreen provision and ability to reprice options without shareholder approval in equity plan	• New 2021 equity plan does not include an evergreen provision and ability to reprice stock options without shareholder approval

At the 2021 annual meeting of shareholders, our say-on-pay proposal received approximately 90% support from shareholders. The Board and the Compensation Committee believe the 2021 vote result indicates support for the design of our current compensation program, which takes into account the shareholder feedback and our key objectives of aligning the program to the achievement of strategic corporate performance objectives. The Board and Compensation Committee believe that year- over- year consistency instills confidence and simplicity of understanding with respect to the compensation plan design throughout the Company. Given significant enhancements implemented over the prior two years, the shareholder support at our 2021 annual meeting for our say-on-pay proposal, and the feedback from our continued shareholder engagement in late 2021 and early 2022, the Compensation Committee determined to keep the 2022 compensation program components for the Cash Incentive and the LTI largely the same.

NNACV Continues to Be an Effective Indicator of Company Performance and Long-Term Growth

We received feedback from shareholders that they want to continue to understand our selection of performance metrics and their relevance to our business. As discussed above, NNACV is a metric that is incorporated in both our annual short- and long-term compensation plans for 2021 and 2022. We believe that NNACV continues to be an effective measure of our short-term and long-term performance and organic growth, representing bookings from new customers and additional bookings from existing customers. When a customer subscribes to our solutions, it must make a contractual commitment to pay for the products and services for a period of time—typically three years. Thus, a contract signed in a given year typically represents a long-term revenue stream for three years. In addition, due to our consistently high renewal rate, which was 98% for each of the past three years, the revenue stream can last six years or longer, and creates an opportunity for renewal and expansion of revenues in future years. NNACV is meaningful because it is a measure of our current operational success that provides insight into the health, future performance and growth of our business.

Our shareholders who closely follow and understand our business and our industry are very supportive of our utilization of the NNACV metric and some even expressed reservations if we were to unduly de-emphasize our reliance on that metric. As a result, and after additional scrutiny and analysis at multiple Compensation Committee meetings from 2020 to 2022, the Compensation Committee determined that NNACV should remain a fundamental component of our Cash Incentive and LTI programs for 2021 and 2022. However, the Compensation Committee also acknowledged the feedback of our shareholders that NNACV may weigh too heavily in both compensation programs. Accordingly, the Compensation Committee reduced the weighting of NNACV in each program and added other performance measures to the compensation programs.

- For 2021 LTI PRSUs, the Compensation Committee reduced the weight of NNACV from 100% to 70% by adding a FCF Margin metric and a rTSR component. In making these changes, the Compensation Committee sought to include measures for profitability and shareholder return in the PRSUs to ensure that the Named Executive Officers' focus on multiple performance measures. Additionally, each Named Executive Officer must remain with us for three years to realize the full value of the award.

- For the 2021 Cash Incentive, the NNACV weight was reduced from 70% to 60%, while profitability and top-line metrics, non-GAAP Operating Margin and Subscription Revenues, were added, each with a 20% weight. Because our Cash Incentive program applies to all employees, the Compensation Committee chose Subscription Revenues because it is better understood by the larger employee population and contains a renewal component that Net Expansion Rate measured in our past programs. Renewals and expansion of existing contracts are drivers that help employees attain target performance for Subscription Revenues and additional indicators of the long-term health of our business and customer satisfaction. The Compensation Committee added non-GAAP Operating Margin because it motivates more efficient performance and execution across all Company organizations and employees at all levels have a role in helping the Company become more efficient to achieve this target. The Compensation Committee believes that this structure appropriately balances NNACV, profitability metrics and individual objectives, which includes ESG targets, and are all important drivers of future business success, and ensures that the Named Executive Officers do not receive duplicative payouts under our Cash Incentive and LTI PRSU programs.

A One-Year Performance Period Combined with a Three-Year rTSR Component is an Effective Measurement Period to Drive Long Term Shareholder Value and Motivate our Named Executive Officers

Based on shareholder feedback received in 2020 and 2021 the Compensation Committee thought extensively about the continued appropriateness of a one-year performance period for metrics for the LTI PRSUs. For 2021, the Compensation Committee concluded that, given the Company's fast-paced growth as well as our industry's dynamic, highly-competitive and fast-moving nature and the difficulty of predicting future performance in such an environment, the one-year performance period for the performance metrics remained appropriate in order to incentivize in-demand, high-caliber employees and retain the flexibility to properly incentivize and reward performance. However, the Compensation Committee recognized a shareholder preference for an additional long-term motivator and added a Three-Year rTSR component to the 2021 LTI PRSUs. The Three-Year rTSR is measured against the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date. The Compensation Committee selected the comparison group of S&P 500 for its stability and because it consists of companies with a certain caliber of performance required to maintain on the index.

A one-year performance period for NNACV is in line with peer practices in our industry and allows us to set more aggressive targets, resulting in annual total revenue growth rates between the high 20s to mid 30s. Utilizing a three-year performance period for NNACV would require us to be more conservative in setting targets and could result in less aggressive goals and lower longer term performance. As such, we believe our one-year performance period for NNACV continues to effectively motivate the Named Executive Officers to perform against aggressive targets and provides better alignment with the long-term interests of our shareholders. By establishing NNACV targets for a one-year period (which typically represents a revenue stream for three to six years or more), the Compensation Committee is able to set very aggressive targets that will properly motivate and reward our leadership team for taking bold actions today that will create value for our stakeholders for years to come. Furthermore, because of the importance of a one-year performance period for NNACV and the need to balance simplicity in the design of compensation programs, the Compensation Committee concluded that the NNACV and FCF Margin performance period should be the same.

Additionally, the time-based vesting after the one-year performance is met (for a total vesting period of three years) and Three-Year rTSR component are additional motivators for the Named Executive Officers who have reached their NNACV and FCF Margin targets for year one to remain at the Company and to continue driving value for two more years.

2022 Compensation Program

The Compensation Committee sought to maintain consistency between the 2021 and 2022 compensation programs and kept the annual program components largely the same. The 2022 program includes that metrics may be adjusted in contemplation of the impact of certain corporate transactions (such as mergers or acquisitions) to preserve the original rigor of the metric targets. The 2022 Cash Incentive maintains a mix of top-line and bottom-line metrics to provide balanced incentives that drive efficient and sustainable growth. Additionally, the 2022 Cash Incentive will not be funded unless the Company met 85% of the target NNACV. Once the 2022 Cash Incentive pool funds, payout will be based 75% on Company performance against three metrics: NNACV, non-GAAP Operating Margin and non-GAAP Subscription Revenues, and 25% on individual performance against individual metrics approved by the Compensation Committee, including metrics related to our ESG initiatives.

As discussed with shareholders during our 2021 outreach, and in order to maintain the longer-term alignment of our named executive officer compensation and shareholder interests, the Compensation Committee determined that 20% of the 2022 LTI would continue to be awarded in RSUs, with a longer total vesting period of four years. The remaining 80% of the 2022 LTI were awarded in PRSUs with a one-year performance period for NNACV and FCF Margin, with a total vesting period of three years: 30% vesting after the first year, 15% vesting semiannually in year two and 20% vesting semiannually in year three, with the final vesting subject to an upward or downward adjustment depending on a rTSR component measure over three years against the S&P 500.

During its review, the Compensation Committee had considered whether to change the comparator group for the rTSR component. However, the Compensation Committee concluded that because the rTSR component was added in 2021, it would be prudent to see the initial three-year performance period completed before evaluating another potential change to our executive compensation program, which has seen a number of enhancements in recent years.

Section 4 - 2021 Compensation Decisions

Base Salary

The Compensation Committee sets the base salaries of our Named Executive Officers in line with market and peer group practices and at levels that allow us to attract and retain key talent, taking into consideration each individual Named Executive Officer's role and scope of responsibilities, experience, past performance and expected future contributions, as well as the base salary levels of our other Named Executive Officers. The Compensation Committee reviews the base salaries of our Named Executive Officers at the beginning of each year within this framework and makes adjustments as necessary or appropriate. The Compensation Committee does not apply specific formulas to determine base salary adjustments.

Following its January 2021 salary review and taking into account the factors described above, the Compensation Committee determined to adjust the base salaries of certain of our Named Executive Officers, effective as of March 1, 2021, and maintain the base salary of our CEO, as set forth in the table below. These decisions keep salaries in line with market practice and take into consideration scope of responsibilities and individual contributions. Ms. Canney's base salary was determined in connection with her initial employment agreement in June 2021, and her 2021 actual salary was prorated.

Named Executive Officer	2020 Base Salary	2021 Base Salary
Mr. McDermott	$1,000,000	$1,000,000
Mr. Desai	$625,000	$700,000
Ms. Mastantuono	$550,000	$600,000
Ms. Canney[1]	—	$550,000
Mr. Elmer	$475,000	$490,000

(1) Ms. Canney joined as our Chief People Officer in July 2021.

Performance-Based Cash Incentive

Our Cash Incentive is a short-term incentive program that provides an opportunity to earn an annual cash bonus for the achievement of pre-defined corporate and individual performance objectives and to reward those executives who significantly impact our corporate results and drive shareholder value. The 2021 Cash Incentive was measured and payable annually. The Compensation Committee believed that an annual structure was appropriate to balance the dynamic, fast-moving nature of our business with sustained, continuous performance throughout the fiscal year for executives to achieve performance objectives directly connected to our growth plan.

2021 Cash Incentive Performance Metrics

The Compensation Committee selected NNACV, non-GAAP Operating Margin and non-GAAP Subscription Revenues as the Company performance metrics for the 2021 Cash Incentive. In response to shareholder feedback and the desire for all employees to understand the compensation plan design, the Compensation Committee refreshed certain metrics and the weight for each metric for the 2021 Cash Incentive. For 2021, the Board and Compensation Committee established targets for each performance metric to promote execution against our growth plan and strategic corporate objectives. As contemplated by the 2021 Cash Incentive program and discussed above, at mid-year the Compensation Committee considered whether to make any adjustments to the targets, and determined to make no adjustments. The weighting, calculation and target for each metric are summarized below.

Metric	Weighting	Calculation	Target
NNACV (gate to funding)	60%	NNACV is calculated by adding the annual value of all new contracts and subtracting from that number the annual value of all contracts that have either been allowed to expire or reduced in size or scope, as adjusted for foreign exchange rates in effect as of 12/31/20.	$1,320 million
Non-GAAP Operating Margin	20%	Non-GAAP Operating Margin is GAAP operating margin, excluding stock-based compensation, amortization of purchased intangibles and business combination and other related costs, as a percentage of total revenues	23.5%
Non-GAAP Subscription Revenues	20%	Non-GAAP Subscription Revenues is GAAP subscription revenues adjusted for foreign exchange rates in effect as of 12/31/20.	$5,539 million

The Compensation Committee established a bonus pool funding and payout schedule that requires a high level of performance to receive threshold payout. No bonus pool funding is earned if we achieve less than 85% of the target NNACV, and no payout is earned with respect to any single performance metric if threshold performance is not achieved. For 2021, the maximum amount that could be funded was 150% of each Named Executive Officer's target cash bonus opportunity. Achievement of our NNACV target would represent net new contracts that on average have an expected revenue stream of $1,320 million each year for the duration of the contract period.

	NNACV (60% weight)		Non-GAAP Operating Margin (20% weight)		Non-GAAP Subscription Revenues (20% weight)	
	% of Target	Payout %[1]	Points from Target	Payout %[1]	$ from Target	Payout %[1]
Below Threshold	<85%	—	< -2pts	—	< -$75M	—
Threshold	85%	50%	-2pts	50%	- $75M	50%
Target	100%	100%	-0.5 to +0.5pts	100%	+/- $0M	100%
Maximum	120%	150%	2.5pts	150%	+ $100M	150%

_____

(1) For performance between the threshold and target performance levels and between the target and maximum performance levels, the payout level was to be determined on a straight-line basis proportional to the extent to which the pre-established performance

objective had been achieved.

2021 Individual Goals

In April 2021, the Compensation Committee approved goals for our Named Executive Officers as a team aligned with key strategic priorities as described below, which account for 25% of the 2021 Cash Incentive payout after the bonus pool is funded as described above. The individual goals were hurdles above and beyond the Company performance metrics. Payment for this element would be made only if: (i) 85% of the NNACV target was met; *and* (ii) the individual goals below were met.

Goal	Measure	Achievement
Be the trusted innovator for the C-Suite	• Increase our brand relevance with the C-suite • Scale our customer lighthouse and reference program for key industries and products	• Exceeded customer reference target • Met overall brand relevance target
Engage customers with a world-class Go-to-Market ("GTM") machine	• Execute GTM $10B plan and scale Customer Outcomes, while maintaining customer advocacy • Meet or beat new logo plan • Accelerate deal velocity by simplifying pricing and contracts and deploying scalable platforms to meaningfully improve net promoter score ("NPS")	• Exceeded NPS target • Exceeded customers over $1M target • Increased average deal size of new logos and NNACV from new logos
Force multiply ServiceNow with industry/ ecosystem	• Accelerate co-sell and co-delivery to create value through partners • Establish industry relevance, develop cross-functional expertise and deep solutions for priority industries • Launch additional regulated markets services to drive co-sell	• Exceeded attaching co-delivery services to qualified deals target • Exceeded overall Industry NNACV acceleration target
Create product experiences that people at work love	• Meet or beat plan across all four Workflow Product Areas and accelerate growth outside IT • Develop new products for 2021 launch • Make progress on platform excellence and deliver beautiful experiences	• Exceeded platform uptime and product quality targets • Exceeded number of new products released and ramped target
Teamwork makes the dream work	• Invest in talent processes to recruit, develop and retain the best talent • Deliver on DEI plan • Lead narrative on new ways of working • Accelerate our ESG impact through our products, operations and ecosystem	• Increased percentage of women in leadership and Black/African American and Hispanic/Latinx in the US for both representation and hiring • Maintained attrition rate in line with market levels in an unprecedented and highly competitive market for talent • Met carbon neutrality target for office and datacenter operations, business travel and work from home

2021 Cash Incentive Target Opportunity and Cash Incentive Results

The Compensation Committee set the 2021 Cash Incentive opportunities for each of our Named Executive Officers as set forth in the table below. Effective March 1, 2021, the Committee determined to increase Mr. McDermott's target opportunity and maintain the target opportunity as a percentage of salary from 2020 for each of the other Named Executive Officers as it aligned and was competitive with the market following a comprehensive review of peer practices. Ms. Canney's target opportunity was determined in connection with her employment agreement in June 2021, and not subject to proration.

The following table provides the actual annual cash bonuses earned by the Named Executive Officers during 2021 at a total payout of 134% based on (i) the Company's achievement of the NNACV metric, with a funding of 132.4% (weighted at 60%), the non-GAAP Subscription Revenues metric, with a funding of 144% (weighted at 20%), and the non-GAAP Operating Margin metric, with a funding of 128.5% (weighted at 20%), resulting in a total funding of 134% and (ii) the determination by the Compensation Committee that the individual performance component for each Named Executive Officer was fully achieved.

Named Executive Officer	Annual Cash Incentive Target (as a % of base salary)	Annualized Cash Incentive Target	Actual Annual Cash Incentive Target[1]	Actual Cash Incentive Bonus Earned[2]
Mr. McDermott	200%	$2,000,000	$1,919,178	$2,571,699
Mr. Desai	100%	$700,000	$687,877	$921,755
Ms. Mastantuono	100%	$600,000	$591,918	$793,170
Ms. Canney	100%	$550,000	$550,000	$737,000
Mr. Elmer	75%	$367,500	$365,682	$490,013

_____

(1) Base salary and the Annual Cash Incentive Target changes for 2021 are effective as of March 1, 2021. The Actual Annual Cash Incentive Target is the sum of (i) the applicable Annual Cash Incentive Target percentage multiplied with the base salary in effect from January 1, 2021 to February 28, 2021 and (ii) the applicable Annual Cash Incentive Target percentage multiplied with the base salary in effect as of March 1, 2021, other than for Ms. Canney as noted above.

(2) The Actual Cash Incentive Bonus Earned is calculated by multiplying the total payout of 134% with the Actual Annual Cash Incentive Target.

2021 Long-Term Incentive - 80% Performance-Based

Our LTI is designed to incentivize strong sustained financial performance and drive long-term shareholder value creation while also acting as a retention tool given the multi-year vesting requirements. We believe this focus on long-term Company performance also discourages employees from taking actions that focus only on our short-term success. Since 2014, our LTI grants have included PRSUs and starting in 2019, a portion in RSUs. As discussed with shareholders during our outreach process and in order to continue to enhance the longer-term alignment of our executive officer compensation and shareholder interests, for 2021, 80% of LTI grants continued to be awarded in PRSUs and 20% in RSUs.

In January 2021, the Compensation Committee approved equity awards with a total 2021 LTI value of $20,000,000 for Mr. McDermott, $7,500,000 for Ms. Mastantuono, $12,500,000 for Mr. Desai, and $4,750,000 for Mr. Elmer. In July 2021, the Compensation Committee approved an equity award with a total 2021 LTI value of $3,000,000 for Ms. Canney pursuant to the terms of her June 2021 employment agreement, as described below. Pursuant to our standard equity grant practices, the equity awards were granted to our Named Executive Officers on February 8, 2021, except for Ms. Canney, who was granted her 2021 LTI equity award on August 16, 2021. The LTI values were converted to a number of shares, calculated based on the 20-trading day average closing price of our stock ending on the third trading day prior to the grant date, which is in line with peer and market practice.

2021 LTI PRSUs - 80% of 2021 LTI

As discussed above, following an extensive review of performance measures, the Compensation Committee selected NNACV and FCF Margin as performance metrics and rTSR as a component for the 2021 PRSUs. For 2021, the Board and Compensation Committee established target levels for each performance measure to promote execution against our growth plan and strategic corporate objectives. The weighting, calculation and target for each metric or component are summarized below.

Metric/ Component	Weighting	Calculation	Target
NNACV	70%	NNACV is calculated by adding the annual value of all new contracts and subtracting from that number the annual value of all contracts that have either been allowed to expire or reduced in size or scope, as adjusted for foreign exchange rates in effect as of 12/31/20.	$1,320 million
FCF Margin	30%	FCF Margin is calculated as GAAP net cash provided by operating activities plus cash paid for legal settlements, repayments of convertible senior notes attributable to debt discount and business combination and other related costs including compensation expense, reduced by purchases of property and equipment, as a percentage of total revenues	30.0%
Three-Year rTSR	Downward or upward adjustment to final vesting between 80% - 120% of Eligible Shares	The Three-Year rTSR ranks our TSR against the TSR of companies comprising the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date	55th Percentile

Shares under the LTI PRSUs are earned based on the achievement against our NNACV and FCF Margin targets as outlined below ("Eligible Shares") and the total Eligible Shares earned are subject to adjustment based on the Three-Year rTSR component (the "Final Eligible Shares"). The Compensation Committee established a payout schedule that requires a high level of performance to receive payout. No payout is earned if we achieve less than 85% of the target NNACV and more than 2 points below the target FCF Margin. Furthermore, the Three-Year rTSR must be ranked at the 55th percentile for 100% of the total Eligible Shares to vest. After the Eligible Shares are determined following the achievement of performance metrics, the 2021 PRSU awards contain an additional time-based vesting requirement: 30% of the Eligible Shares vesting after the first year on February 7, 2022, 15% vesting semiannually in year two on each of August 7, 2022 and February 7, 2023, and 20% vesting semiannually in year three on each of August 7, 2023 and February 7, 2024, with the final vesting subject to downward or upward adjustment based on the Company's Three-Year rTSR performance, subject to the Named Executive Officer's continued service on each such vesting date.

	NNACV (70% weight)		FCF Margin (30% weight)	
	% of Target	**Payout %[1]**	**Points from Target**	**Payout %[1]**
Below Threshold	x < 85%	—	< -2pts	—
Threshold	85%	50%	-2pts	50%
Target	100%	100%	-0.5 to +0.5pts	100%
Maximum	120%	200%	2.5pts	200%

rTSR Ranking	% Adjustment to Eligible Shares of Final Vesting to Determine Final Eligible Shares[1]	Number of Shares Vesting on Final Vest Date[1]
≤ 40th Percentile	80%	—
55th Percentile	100%	20% of the Eligible Shares
≥ 80th Percentile	120%	40% of the Eligible Shares

_____

(1) For NNACV and FCF Margin performance between the threshold and target performance levels and between the target and maximum performance levels and rTSR performance between percentiles, the payout level (not to exceed 200% of the target number of shares) was to be determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved.

As contemplated by the 2021 LTI PRSU program and discussed above, the Compensation Committee reviewed the NNACV, FCF Margin and Three-Year rTSR targets mid-year, and did not make any discretionary adjustments to the targets for 2021. In January 2022, the Compensation Committee determined that achievement based on the NNACV metric, with a payout of 164.9% (weighted at 70%), and FCF Margin metric, with a payout of 158.3% (weighted at 30%), resulted in a total payout of 162.9%.

Accordingly, the number of Eligible Shares pursuant to the 2021 PRSU awards for each of the Named Executive Officers is provided below, with Final Eligible Shares to be determined after the three-year measurement period for the Three-Year rTSR component.

Named Executive Officer	Performance-Based Restricted Stock Unit Award (target number of shares)[1]	Performance-Based Restricted Stock Unit Award (grant date fair value)[2]	Performance-Based Restricted Stock Unit Award (actual number of Eligible Shares)
Mr. McDermott	29,951	$18,582,689	48,791
Mr. Desai	18,719	$11,614,224	30,494
Ms. Mastantuono	11,232	$6,968,952	18,297
Ms. Canney	5,185	$3,098,456	8,447
Mr. Elmer	7,114	$4,413,948	11,589

_____

(1) Except for Ms. Canney whose award was granted effective as of August 16, 2021, all awards were granted effective as of February 8, 2021.

(2) The amounts reported represent the February 8, 2021 grant date fair value of the target PRSUs as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based and performance-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards.

2021 LTI RSUs—20% of 2021 LTI

The following RSUs were granted to the Named Executive Officers under the 2021 LTI.

Named Executive Officer	Restricted Stock Unit Award (number of shares)	Restricted Stock Unit Award (grant date fair value)[1]
Mr. McDermott	7,488	$4,402,270
Mr. Desai	4,680	$2,751,419
Ms. Mastantuono	2,808	$1,650,851
Ms. Canney[2]	—	—
Mr. Elmer	1,779	$1,045,892

_____

(1) The amounts reported represent the February 8, 2021 grant date fair value of the RSUs, as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards.

(2) Pursuant to her employment agreement as described below, Ms. Canney did not receive a 2021 LTI RSU award, and received a one-time new hire RSU award with target value of $6,700,000, granted effective as of August 16, 2021. Please see "*Executive Compensation Tables—2021 Summary Compensation Table*" Footnote 17 and "*Executive Compensation Tables—2021 Outstanding Equity Awards at Fiscal Year End*" Footnote 17 for additional information.

2021 One-Time Promotion Equity Award

In connection with the promotion of Mr. Desai to Chief Product and Engineering Officer, effective as of March 2021, Mr. Desai received a one-time 100% performance-based stock option award with a February 8, 2021 grant date fair value of $9,999,923. This option will vest only if challenging performance metrics are met. In order for this option to vest fully, the Company would need to create and maintain approximately $57.6 billion in shareholder value (as measured by market capitalization), raising the market capitalization from approximately $115.1 billion to approximately $172.7 billion[1]. Subject to the performance conditions being met, 20% of the shares subject to this option shall vest on February 8, 2022 and the remaining shares subject to this option shall vest in equal monthly installments over the subsequent 48 months provided that (i) during the first 30 months following February 8, 2021, the options will vest only if the average closing stock price is 25% higher than $587.91 for the 20-business day period before the time-based vesting date, and (ii) during the second 30 months following February 8, 2021, the options will vest only if the average closing stock price is 50% higher than $587.91 for the 20-business day period before the time-based vesting date (the conditions in clauses (i) and (ii), the "Desai Performance Conditions"). To the extent any shares subject to this option do not vest on any vesting date as a result of the Desai Performance Conditions not being satisfied, such shares will roll forward and all accrued shares will vest on the next vesting date on which the applicable Desai Performance Condition is satisfied. In the event that, as of the final vesting date, the applicable Performance Condition is not satisfied with respect to any shares subject to this option and such shares have been rolled forward, such accrued roll forward shares shall vest on the date the applicable Desai Performance Condition is satisfied during the remaining term of this option, subject to continued service of Mr. Desai on each vesting date.

_____

(1) Using option exercise price of $587.91 and shares outstanding on December 31, 2020. To meet the first performance vesting condition, the average closing stock price must be at least $734.89. To meet the second performance vesting condition, the average closing stock price must be at least $881.87

Section 5 - Other Compensation Policies and Information

Peer Group

In connection with its broader engagement, the Compensation Committee annually engages Compensia to assist it in a review and revision of our compensation peer group. As described below, for 2021 this recommended list consisted of technology companies with similar business models that Compensia and the Compensation Committee determined compete with us for executive talent, that are located in the Bay Area or other key technology hubs and that have similar revenues, market capitalization and number of employees. While the Compensation Committee takes into account compensation practices of peer companies, the Compensation Committee uses this information as one of many factors in its deliberations on compensation matters and does not benchmark set compensation levels to meet specific percentiles.

In July 2020, Compensia, at the direction of the Compensation Committee, evaluated our 2020 Peer Group. Following this evaluation, Compensia recommended, and the Compensation Committee approved, an updated peer group consisting of 17 publicly-traded companies (the "2021 Peer Group"). The Compensation Committee used the 2021 Peer Group, a custom survey cut of all 17 peer companies drawn from the Radford Global Technology Survey (primary survey source) and a broad survey cut covering U.S. software companies with revenue between $1.5 billion and $20 billion from the Radford Global Technology Survey (secondary survey source) in connection with its compensation deliberations beginning in July 2020.

2021 Peer Group		
Adobe Inc.	eBay Inc.	Twitter, Inc.
Akamai Technologies, Inc.	Intuit Inc.	VeriSign, Inc.
Arista Networks, Inc.	Palo Alto Networks, Inc.	VMware, Inc.
Autodesk, Inc.	PayPal Holdings, Inc.	Workday, Inc.
Block, Inc. (formerly, Square, Inc.)	salesforce.com, inc.	Zoom Video Communications, Inc.
DocuSign, Inc.	Splunk Inc.	

Check Point Software Technologies Ltd. and NortonLifeLock Inc. were removed for no longer meeting the targeted selection criteria for market capitalization. DocuSign, Inc. and Zoom Video Communications, Inc. were added for meeting the target selection criteria, among others, for market capitalization and revenue.

As a reference, the Compensation Committee reviewed the compensation practices of Alphabet Inc., Microsoft Corporation and Oracle Corporation because we may compete for the same executive talent. However, the Compensation Committee did not include these technology companies in the 2021 Peer Group given their outsized scale.

In July 2021, Compensia, at the direction of the Compensation Committee, evaluated our 2021 Peer Group. Following this evaluation, Compensia recommended, and the Compensation Committee approved, an updated peer group consisting of 16 publicly-traded companies (the "2022 Peer Group"). The Compensation Committee used the 2022 Peer Group, a custom survey cut of all 16 peer companies (primary survey source) and a custom survey cut of all 16 peer companies and the five additional reference companies below, both of which are drawn from the Radford Global Technology Survey, and a broad survey cut covering U.S. software companies with revenue between $1.5 billion and $20 billion from the Radford Global Technology Survey (secondary survey source) in connection with its compensation deliberations beginning in July 2021.

2022 Peer Group		
Adobe Inc.	Intuit Inc.	Twitter, Inc.
Autodesk, Inc.	Palo Alto Networks, Inc.	VMware, Inc.
Block, Inc. (formerly, Square, Inc.)	PayPal Holdings, Inc.	Workday, Inc.
DocuSign, Inc.	Pinterest, Inc.	Zoom Video Communications, Inc.
eBay Inc.	salesforce.com, inc.	
Electronic Arts Inc.	Twilio Inc.	

Akamai Technologies, Inc., Arista Networks, Inc., Splunk Inc. and VeriSign, Inc. were removed for no longer meeting the targeted selection criteria, among others, for market capitalization and revenue. Electronic Arts Inc., Pinterest, Inc. and Twilio Inc. were added for meeting the target selection criteria, among others, for market capitalization and revenue.

As a reference, the Compensation Committee reviewed the compensation practices of Alphabet Inc., Amazon.com Inc., Apple Inc., Microsoft Corporation and Oracle Corporation because we may compete for the same executive talent. However, the Compensation Committee did not include these companies in the 2022 Peer Group given their outsized scale.

Compensation Setting Process

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for reviewing and approving the compensation of our Named Executive Officers, subject to any approval of our Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or the rules of the NYSE. Specifically, the Compensation Committee oversees our compensation and benefit plans and policies, administers our equity compensation plans, and reviews and approves the compensation of our Named Executive Officers.

The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is posted on the Investor Relations section of our website located at http://investors.servicenow.com.

The Compensation Committee reviews the compensation data drawn from the compensation peer group, in combination with industry-specific compensation survey data, to develop a subjective representation of the "competitive market" with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluates how our pay practices and the compensation levels of our Named Executive Officers compare to the competitive market. As part of this evaluation, the Compensation Committee also reviews the performance measures and performance goals generally used within the competitive market to reward performance.

Role of our Chief Executive Officer

Each year, our CEO evaluates the performance of our Named Executive Officers and makes recommendations to the Compensation Committee with respect to base salary adjustments, target cash bonus opportunities, actual bonus payments and equity awards for each Named Executive Officer (other than himself). While the Compensation Committee takes these recommendations into consideration in its deliberations, it exercises its own independent judgment in approving the executive compensation of our Named Executive Officers.

Role of Compensation Consultant

For 2021, the Compensation Committee retained Compensia, a national independent compensation consulting firm, to assist in developing and overseeing our executive compensation program. Pursuant to this engagement, Compensia performed the following projects for the Compensation Committee:
- Assisted in reviewing and updating the compensation peer group;

- Provided compensation data and analysis for similarly-situated Named Executive Officers at our compensation peer group companies;
- Reviewed the base salaries and short-term and long-term incentive compensation program practices for similarly-situated companies;
- Advised regarding non-employee director compensation, including compensation data and analysis for our peer group companies and compensation limits;
- Advised us in connection with the PSO Awards; and
- Updated the Compensation Committee on emerging trends and best practices in the area of executive compensation.

Compensia does not provide any other services to us. Compensia maintains a policy that is specifically designed to prevent any conflicts of interest. In addition, the Compensation Committee has assessed the independence of Compensia taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of the NYSE, and concluded that no conflict of interest exists with respect to the work that Compensia performs for the Compensation Committee.

Compensation Governance

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for the non-employee members of our Board and the Named Executive Officers. The non-employee directors are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. Our executive officers are required to own shares of our common stock with a value equal to a specific multiple of their base salary as indicated in the following table:

Executive Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	Three Times (3x)
Other Executive Officers	One Times (1x)

The non-employee members of our Board and our executive officers are required to meet these guidelines within five years of becoming subject to them. All of our executive officers and directors who are required to have met these guidelines as of the date of filing have met their applicable stock ownership requirement.

Compensation Recovery Policy ("Clawback")

The Compensation Committee has adopted a policy that grants the Board the authority to demand the repayment of any performance-based cash or equity compensation paid to our executive officers where the payments were predicated upon the achievement of financial results that were subsequently found to be based on fraud or intentional misconduct and that lead to a financial restatement. This policy applies to current and former executive officers subject to the reporting requirements of Section 16 of the Exchange Act who were involved in the fraud or misconduct, and the amount that is required to be repaid is the amount erroneously paid or earned in excess of what would have been paid or earned under the accounting restatement. In addition to the foregoing, our CEO and CFO are subject to the compensation recovery provisions of Section 304 of the Sarbanes-Oxley Act.

Hedging and Pledging Prohibition

Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging transaction with respect to our securities.

Other Compensation Practices

Retirement Plans and Other Employee Benefits

We have established a tax-qualified retirement plan under Section 401(k) of the Code for all of our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service. In

2021, we matched 50% of every dollar contributed to the plan by our employees, including our executive officers, up to a maximum of $2,500. We intend for the plan to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We have and may continue to provide a tax gross-up in connection with attendance at an annual Company-sponsored trip, which was cancelled in 2021 due to the COVID-19 pandemic, for all attendees, including any of our executive officers. We have and may continue to provide relocation benefits to newly hired executive officers. Typically, we do not provide any other perquisites or other personal benefits to our executive officers. However, in the future, we may provide additional perquisites or other personal benefits to our executive officers in limited and targeted circumstances, including but not limited to, when we believe it is appropriate and beneficial to the Company's business to assist an individual executive officer in the performance of his or her duties, to make our executive team more efficient and effective, and for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executive officers will be subject to review by the Compensation Committee.

Employment and Change in Control Agreements

We have entered into employment agreements with the Named Executive Officers. Each of these agreements provides for "at will" employment and sets forth the initial terms and conditions of employment of each Named Executive Officer, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an initial grant of an option to purchase shares of our common stock or other equity awards, opportunities for post-employment compensation and vesting acceleration terms. These agreements also set forth the rights and responsibilities of each party and protect both parties' interests in the event of a termination of employment by providing for certain payments and benefits under specified circumstances, including following a change in control of the Company. These offers of employment were each subject to execution of a standard proprietary information and invention assignment agreement and proof of identity and work eligibility in the United States.

Each of these agreements was approved on our behalf by the Compensation Committee or our Board at the recommendation of the Compensation Committee. We believe that these agreements were necessary to induce these individuals to forego other employment opportunities or leave their then-current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling our executive positions, the Compensation Committee was aware that, in some situations, it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, the Compensation Committee was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of our employment and change in control agreements with the Named Executive Officers, see "—*Employment Arrangements*" and "—*Potential Payments upon Termination or Change in Control*" below.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid for any fiscal year to their chief executive officer and up to three other executive officers whose compensation is required to be disclosed to their shareholders under the Securities Exchange Act of 1934 because they are the corporation's most highly-compensated executive officers.

In approving the amount and form of compensation for the Named Executive Officers, the Compensation Committee considers all elements of our cost of providing such compensation, including the potential impact of Section 162(m). The Compensation Committee believes, however, that our shareholder interests are best served by retaining its discretion and flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expense. Therefore, the Compensation Committee has approved base salaries and other cash and equity compensation awards for our executive officers that are not deductible in 2021 or in future taxable years.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and members of our Board who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we (or our successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any Named Executive Officers with a "gross-up" or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 of the Code during 2021, and we have not agreed and are not otherwise obligated to provide any executive officer with such a "gross-up" or other reimbursement payment.

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting considerations into account in designing compensation plans and arrangements for our executive officers, other employees and members of our Board. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards.

ASC Topic 718 requires us to measure and record in our consolidated statement of comprehensive income all share-based payments to our executive officers, other employees and members of our Board, including grants of stock options, RSU awards and PRSU awards, based on their grant date fair values.

ASC Topic 718 also requires us to recognize the compensation cost of these share-based payments in our consolidated statement of comprehensive income over the requisite service period, which is generally the period that an employee or member of our Board is required to render service in exchange for the option or other award (which, generally, will correspond to the award's vesting schedule). We recognize compensation cost related to stock options and RSU awards on a straight-line basis over the requisite service period. For stock options and PRSUs with service and performance or market conditions, expenses are recognized on a graded vesting basis over the requisite service period and for awards with performance conditions, when it is probable that the performance condition will be achieved. This has the impact of greater compensation cost during the initial years of the vesting period as compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

These calculations are performed for accounting purposes and reported in the compensation tables below as of the grant date or modification date, as applicable, even though our Named Executive Officers and members of our Board may never realize any value from their awards or may actually realize a value substantially different from the estimated and herein reported value.

Employment Arrangements with Named Executive Officers

We have entered into employment agreements with each of the Named Executive Officers below in connection with his or her commencement of employment with us. Each of these arrangements, and any amendments thereto, was negotiated on our behalf by the Compensation Committee or our Chief Executive Officer (and in each case approved by the Compensation Committee).

Typically, these arrangements provide for "at will" employment and set forth the initial terms and conditions of employment, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an equity award, and the circumstances, if applicable, under which post-employment compensation or vesting acceleration terms might apply. These offers of employment were each subject to execution of a standard proprietary information and invention agreement and proof of identity and work eligibility in the United States.

Mr. McDermott

On October 21, 2019, after an extensive search for a world-class chief executive with deep experience in growing a global business at scale, the Board appointed Mr. McDermott as our President and Chief Executive Officer, effective November 18, 2019. In hiring Mr. McDermott, our Board of Directors approved an employment agreement with an initial term of five years. In setting forth the principal terms and conditions of his employment, the Board considered his over 30 years of management experience, extensive track record of scaling global companies, and proven ability to drive innovation and drive revenue growth, as well as the very aggressive compensation package Mr. McDermott could receive from competitors. Subsequently, in 2020, the Company amended Mr. McDermott's employment agreement (the "Amendment") as discussed in more detail below.

The Board approved the following compensation terms:

• an initial annual base salary of $1,000,000 (subject to review by the Compensation Committee at least annually);

• a target annual cash bonus opportunity of 150% of his base salary (based on his performance relative to one or more performance objectives established each year by the Compensation Committee); and

• a fiscal year 2020 LTI award, granted at the same time that it grants fiscal year 2020 equity awards to other senior executives of the company, which consisted of:

  ◦ a PRSU award to acquire 39,137 shares of our common stock, which has a one-year performance period that ends on December 31, 2020 (subject to the same performance metrics as the PRSUs granted to our other executive officers). One-third of such award, to the extent earned, shall vest on February 17, 2021 and the remaining shall vest quarterly in equal installments over eight quarters commencing on May 17, 2021, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "2020 PRSU").

  ◦ an RSU award to acquire 9,785 shares of our common stock, which shall vest quarterly in equal installments over 16 quarters commencing on May 17, 2020, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "2020 RSU").

Additionally, in order to attract Mr. McDermott to the role and establish alignment with shareholders' interests, including incentivizing growth in shareholder returns, the Board approved the following one-time equity awards and payments in conjunction with hiring Mr. McDermott:

• New Hire Equity Award: an RSU award representing 63,925 shares of common stock, of which one-fifth of the shares subject to the RSU award shall vest on November 15, 2020, and the remaining shares subject to the RSU award shall vest in equal quarterly installments over the subsequent 16 quarters, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting dates (the "New-Hire RSU");

- Additional RSU Award: in connection with Mr. McDermott's purchase of $1,000,000 worth of shares of our common stock on the public market (the "Stock Purchase"), an RSU award representing 9,989 shares of common stock that vests 100% on November 15, 2020, subject to Mr. McDermott's continued employment as our CEO on the applicable time-based vesting date (the "Additional RSU");

- Performance-Based Stock Options: a stock option to purchase 160,646 shares of our common stock, which shall vest over five years only upon satisfaction of aggressive performance targets followed by additional time-based vesting requirements (the "New-Hire Option"). In order for this performance-based New-Hire Option to vest fully, the Company would need to create and maintain at least $25.1 billion in shareholder value (measured by market capitalization), raising the market capitalization from approximately $50.2 billion to approximately $75.3 billion.

  Subject to the performance conditions being met, 20% of the shares subject to the New-Hire Option shall vest on November 15, 2020 and the remaining shares subject to the New-Hire Option shall vest in equal monthly installments over the subsequent 48 months, provided that (i) on each vesting date on or prior to May 13, 2022, no shares shall vest unless the average of the daily closing prices of our common stock on the NYSE for the 20-business day period prior to the applicable vesting date (the "Average Stock Price") is at least 25% higher than $266.31, the exercise price of the New-Hire Option (thus raising the required market capitalization of the Company from approximately $50.2 billion to approximately $62.8 billion), and (ii) on each vesting date from May 13, 2020 until November 15, 2024, no shares shall vest unless the Average Stock Price is at least 50% higher than $266.31 (thus raising the required market capitalization of the Company from approximately $62.8 billion to approximately $75.3 billion) (the conditions in clauses (i) and (ii), the "McDermott Option Performance Conditions"). To the extent any shares subject to the New-Hire Option do not vest on any vesting date as a result of the McDermott Option Performance Conditions not being satisfied, such shares will roll forward and all accrued shares will vest on the next vesting date on which the applicable Performance Condition is satisfied. In the event that, as of the final vesting date, the applicable Performance Condition is not satisfied with respect to any shares subject to the New-Hire Option and such shares have been rolled forward, such accrued roll forward shares shall vest on the date the applicable Performance Condition is satisfied during the remaining term of the New-Hire Option, provided that Mr. McDermott remains employed as our CEO through such date, subject to the acceleration provisions described in his employment agreement;

- LTIP Make-Whole Payments: Mr. McDermott has vested in the right and expects to receive certain payments under a long-term incentive plan from his previous employer over a four-year period beginning in 2020. Mr. McDermott's previous employer is obligated to make such payments in annual installments over the four-year period. Should Mr. McDermott's previous employer not make the required payments within thirty (30) days, after a formal demand by Mr. McDermott to ServiceNow for payment, ServiceNow shall pay Mr. McDermott a cash amount equal to the difference between the specific payments required to be made to Mr. McDermott and the amount actually received by Mr. McDermott, such payments not to exceed $21,115,498 in the aggregate and such payments not to be made upon a termination for Cause or without Good Reason (as defined in the employment agreement). As of April 2022, our potential obligation under the LTIP Make-Whole Payments is approximately $9 million. Mr. McDermott's previous employer has made certain payments for 2020 and 2021, although the 2021 payment was less than the expected target;

- Additional Payment: an aggregate cash payment of approximately $1,554,332 as compensation for benefits Mr. McDermott forgone by leaving his employment with his previous employer prior to December 31, 2019 and commencing his employment with us prior to January 1, 2020; and

- Non-competition Make-Whole Payment: a payment of $3,900,000 (which was paid in 2020) to restore the benefit to Mr. McDermott of a payment that his prior employer refused to make as compensation for certain non-competition undertakings. Pursuant to the Amendment, the Company agreed to the Non-competition Make-Whole Payment in the interest of avoiding the distraction of Mr. McDermott trying to resolve this situation with his prior employer, so that he could continue to devote his time and attention to aggressively pursue the Company's growth strategy. The Amendment provides the total of the Non-competition Make-Whole Payment and any and all LTIP Make-Whole Payments will not exceed $21,115,498 in the aggregate. For avoidance of doubt and pursuant to the Amendment, in the event that there is a shortfall on the LTIP Make-Whole Payments from Mr. McDermott's prior employer and the Company is required to make LTIP Make-Whole

Payments, the total of such payments, together with the Non-Competition Make-Whole Payment shall not exceed $21,115,498.

Mr. Desai

On December 12, 2016, Mr. Desai joined us as our Chief Product Officer. In hiring Mr. Desai, our Compensation Committee approved an offer letter setting forth the principal terms and conditions of his employment, including an initial annual base salary of $450,000, a target bonus opportunity of $300,000 (based on performance measures set and being satisfied as determined by the Compensation Committee), a time-based stock option award to purchase 150,000 shares of our common stock and an RSU award representing 150,000 shares of our common stock. On October 31, 2017, we entered into a confirmatory employment letter agreement with Mr. Desai that confirms the current terms and conditions of Mr. Desai's employment with us and provides for certain additional benefits upon termination or change in control.

Ms. Mastantuono

On November 15, 2019, we entered into an employment agreement with Ms. Mastantuono to serve as our Chief Financial Officer, starting January 8, 2020. In hiring Ms. Mastantuono, our Compensation Committee approved an employment agreement setting forth the principal terms and conditions of her employment, including an initial annual base salary of $550,000, a target bonus opportunity of $550,000 (based on performance measures set and being satisfied as determined by the Compensation Committee), RSU awards representing 24,461 shares of our common stock and 3,670 shares of our common stock, and a PRSU award representing 14,677 shares of our common stock (subject to the same performance metrics as the PRSUs granted to our other executive officers during the year she commenced employment).

Ms. Canney

On June 18, 2021, we entered into an employment agreement with Ms. Canney to serve as our Chief Talent Officer, starting July 15, 2021. In hiring Ms. Canney, our Compensation Committee approved an employment agreement setting forth the principal terms and conditions of her employment, including an initial annual base salary of $550,000, a sign-on bonus of $225,000 (subject to clawback or repayment upon a termination without Cause or without Good Reason (as defined in the employment agreement) before the second anniversary of Ms. Canney's start date), a target bonus opportunity of $550,000 (based on performance measures set and being satisfied as determined by the Compensation Committee), a one-time new hire RSU award representing 11,580 shares of our common stock, and a PRSU award representing 5,185 shares of our common stock (subject to the same performance metrics as the PRSUs granted to our other executive officers during the year she commenced employment). Ms. Canney did not receive a 2021 LTI RSU award.

Mr. Elmer

On November 13, 2018, we entered into an employment agreement with Mr. Elmer to serve as our General Counsel, starting November 26, 2018. In hiring Mr. Elmer, our Compensation Committee approved an employment agreement setting forth the principal terms and conditions of his employment, including an initial annual base salary of $400,000, a target bonus opportunity of $300,000 (based on performance measures set and being satisfied as determined by the Compensation Committee) and RSU awards representing 14,443 shares of our common stock and 5,778 shares of our common stock.

In the case of each of the Named Executive Officers above, such officer's employment agreement, as amended, and/or equity award agreements also contains provisions that provide for certain payments and benefits upon (i) a change in control of the Company, (ii) an involuntary termination, or (iii) an involuntary termination in connection with a change in control of the Company. For a summary of the material terms and conditions of these provisions, as well as an estimate of the potential payments and benefits payable to these Named Executive Officers under their employment arrangements, as amended, and/or equity award agreements, see "*—Potential Payments upon Termination or Change in Control*" below.

Potential Payments upon Termination or Change in Control

The Named Executive Officers below are eligible to receive certain payments and/or benefits, including acceleration of vesting of outstanding equity awards, in connection with (i) a change in control of the Company, (ii) an involuntary termination (as defined below), or (iii) an involuntary termination in connection with a change in control of the Company. Below sets forth the compensation of our Named Executive Officers in the event of an involuntary termination or change in control, or both.

The actual amounts that would be paid or distributed to an eligible Named Executive Officer upon the occurrence of a triggering event occurring in the future may be different from those presented below as many factors will affect the amount of any payments and benefits to be distributed. For example, some of the factors that could affect the amounts payable include a Named Executive Officer's base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a triggering event under particular circumstances, we, or an acquirer, may mutually agree with any Named Executive Officer to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, a Named Executive Officer would also be able to exercise any previously-vested stock options that such individual held. For more information about the Named Executive Officers' outstanding equity awards as of December 31, 2021, see "*Executive Compensation Tables—2021 Outstanding Equity Awards at Fiscal Year-End*" below. Finally, the Named Executive Officers are eligible to receive any benefits accrued under our broad-based benefit plans, in accordance with the terms of those plans and policies.

Mr. McDermott

Termination of Employment not in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated after his employment agreement's initial five-year term as a result of non-renewal by us, then, if the McDermott Option Performance Conditions (as defined above; see "*—Employment Arrangements with Named Executive Officers*") are achieved on or within two years after the initial five-year term, Mr. McDermott will receive immediate acceleration of the number of then-unvested shares subject to the New-Hire Option that are subject to such conditions. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

If Mr. McDermott's employment with us is terminated without "Cause" or for "Good Reason" other than in connection with a "Change in Control" (each as defined in his employment agreement), then Mr. McDermott will be entitled to receive a lump sum payment equal to 12 months of his then current base salary, a lump sum payment equal to his "Actual Bonus" (as defined in his employment agreement) for the then-current fiscal year based on actual achievement of Company performance objectives and deemed 100% achievement of personal performance objectives (if any), 12 months of premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), 15 months acceleration of any then-unvested shares subject to the New-Hire RSU, acceleration in full of any then-unvested shares subject to the Additional RSU, and acceleration of a number of then-unvested shares subject to any additional outstanding equity awards, excluding any future PRSU awards and excluding the PSO Award (which is discussed separately below), equal to the number of shares that would have vested during the next 15-month period following termination if Mr. McDermott had remained employed as our CEO through such period, subject to any performance goal having been achieved on or prior to his termination. In addition, if the McDermott Option Performance Conditions are achieved on or within two years of his termination date, then Mr. McDermott will also be entitled to receive acceleration of any then-unvested shares subject to the New-Hire Option that are subject to such conditions and that would have time-vested during the 15-month period following his termination. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Termination of Employment in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated without Cause or for Good Reason within the period beginning three months prior to and ending 12 months following a change in control, then Mr. McDermott will be entitled to receive a lump sum payment equal to 24 months of his then-current base salary, a lump sum payment equal to 100% of his Target Bonus (as defined in his employment agreement) for the then-current fiscal year, 18 months of COBRA premiums, acceleration in full of any then-unvested shares subject to the New-Hire RSU, acceleration in full of any then-unvested shares subject to the Additional RSU, acceleration in full of any then-unvested shares subject to the New-Hire Option to the extent the Performance Conditions have been achieved upon

the change in control or are achieved during any post-change in control period prior to his termination, acceleration in full of any then-unvested shares subject to his 2020 PRSU award to the extent of achievement of the performance metric from the first date of the fiscal year in which the change in control occurs through the last completed quarter, acceleration in full of any then-unvested shares subject to his 2021 PRSU award and 2022 PRSU award to the extent of achievement of (i) the performance metrics during the first fiscal year of the terms of the respective awards and (ii) the three year rTSR component and acceleration in full of any then-unvested shares subject to any additional outstanding equity awards, excluding the PSO Award (which is discussed separately below) and any future PRSU awards unless otherwise provided by the terms of such grants. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Treatment upon a Change in Control

In addition to the rights described above, in the event of a change in control, if the New-Hire RSU, the Additional RSU or the New-Hire Option are not assumed, continued or substituted in the change in control, then the vesting of the New-Hire RSU and the additional RSU will accelerate in full immediately prior to the change in control, the New-Hire Option will accelerate in full immediately prior to the change in control to the extent the McDermott Option Performance Conditions have been achieved upon the change in control, and any other unvested equity will be treated as set forth in such grants.

Messrs. Desai and Elmer

The following terms apply to each of Messrs. Desai and Elmer. If the executive's employment with us is terminated without Cause or he resigns his employment for Good Reason other than in connection with a Change in Control (as such terms are defined in his employment agreement), then the executive will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Actual Bonus (as defined in his employment agreement), and six months of COBRA premiums. If the executive's employment with us is terminated without Cause or he resigns his employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then the executive will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Target Bonus (as defined in his employment agreement), six months of COBRA premiums, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (which is discussed separately below). Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by the executive of a release of claims in favor of the Company. For discussion of the PSO Awards, please see "—*Treatment of PSO Awards upon a Termination of Employment or Change in Control.*"

Ms. Mastantuono

If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason other than in connection with a Change in Control (as such terms are defined in her employment agreement), then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 50% of her Actual Bonus (as defined in her employment agreement), and six months of COBRA premiums. If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 100% of her Target Bonus (as defined in her employment agreement), six months of COBRA premiums, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (which is discussed separately below). Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Ms. Mastantuono of a release of claims in favor of the Company. For discussion of the PSO Awards, please see "—*Treatment of PSO Awards upon a Termination of Employment or Change in Control.*"

Ms. Canney

If Ms. Canney's employment with us is terminated without Cause or Ms. Canney resigns his or her employment for Good Reason other than in connection with a Change in Control (as such terms are defined in her employment agreement), and if such event occurs prior and including one year from Ms. Canney's start date, then Ms. Canney will be entitled to receive a lump sum payment equal to twelve months of her then current base salary, a lump sum payment equal to 100% of her Actual Bonus (as defined in her employment agreement), twelve months of COBRA premiums, and 12 months of accelerated vesting on outstanding equity awards excluding the PSO Award (which is discussed separately below). If Ms. Canney's employment with us is terminated without Cause or

Ms. Canney resigns his or her employment for Good Reason other than in connection with a Change in Control (as such terms are defined in her employment agreement), and if such event occurs following one year after Ms. Canney's start date, then Ms. Canney will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 50% of his or her Actual Bonus, and six months of COBRA premiums. If Ms. Canney's employment with us is terminated without Cause or Ms. Canney resigns his or her employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then Ms. Canney will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 100% of her Annual Target Bonus (as defined in her employment agreement), six months of COBRA premiums, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (which is discussed separately below). Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by the executive of a release of claims in favor of the Company. For discussion of the PSO Awards, please see "— *Treatment of PSO Awards upon a Termination of Employment or Change in Control.*"

Treatment of the PSO Awards upon a Termination of Employment or Change in Control

Upon a change of control, then-unvested options to purchase shares of common stock granted pursuant to the PSO Awards will not automatically fully accelerate. Rather, in connection with a change in control, the Subscription Revenues Thresholds will be disregarded and achievement of the Stock Price Thresholds will be measured using the per share common stock price (plus the per share of common stock value of any other consideration) received by the shareholders in the change in control. Any such resulting "achieved" shares and, in the case of a change in control prior to the Two-Year Cliff, any previously achieved shares, will vest on the change in control. The Two-Year Cliff will not apply to previously-achieved shares in the event of an NEO's death or permanent disability.

Death Benefits

In the event of a termination by reason of death, all of our employees, including the Named Executive Officers, are eligible to receive the following payments and benefits:
- a lump-sum payment equal to his or her then-annual base salary for a period of six months from the date of death;
- a lump-sum payment equal to 100% of his or her then-annual bonus target, prorated for the date of death, less any payouts already earned and received in that bonus period;
- a lump-sum payment equal to 100% of the greater of either his or her then-annual (1) target, or (2) actual commission earnings, prorated for date of death; *provided*, if target commission has already been earned for the year, no additional commissions will be paid;
- health insurance premiums for the employee's eligible dependents under our group health insurance plans as provided under COBRA (or similar programs for employees based outside of the United States) for 12 months following the date of the employee's death; and
- the immediate vesting of the employee's then-unvested shares of our common stock subject to outstanding equity awards excluding the PSO Award (which is discussed separately above), up to maximum value of $5,000,000, calculated as the fair market value per share minus the exercise price per share (if any), multiplied by the number of shares being accelerated.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

The information contained in the following report of the Leadership Development and Compensation Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any past or future filing by ServiceNow under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that ServiceNow specifically incorporates it by reference.

The Leadership Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Leadership Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2021.

Submitted by the Leadership Development and Compensation Committee:

Jeffrey A. Miller (Chair)
Susan L. Bostrom
Dennis M. Woodside

EXECUTIVE COMPENSATION TABLES

2021 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the Named Executive Officers for services rendered in all capacities for 2021, 2020, and 2019.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
William R. McDermott, *President and Chief Executive Officer*[5]	2021	1,000,000	—	22,984,959	139,242,879 [6]	2,571,699	2,500	165,802,037
	2020	1,000,000	—	18,408,206	—	1,782,000	3,933,850 [7]	25,124,056
	2019	128,846	—	19,684,037	20,125,039 [8]	190,081	1,554,332 [9]	41,682,335
Chirantan "CJ" Desai, *Chief Operating Officer*	2021	687,500	—	14,365,643	38,441,125 [6][10]	921,755	2,500	54,418,523
	2020	620,833	—	10,930,083	—	742,500	2,000	12,295,416
	2019	600,000	—	9,420,728	—	590,464	10,232	10,621,424
Gina Mastantuono, *Chief Financial Officer*[11]	2021	591,667	—	8,619,804	14,220,458 [6]	793,170	9,029 [12]	24,234,128
	2020	539,776	—	15,648,102 [13]	—	640,903	438,000 [14]	17,266,781
Jacqueline Canney, *Chief People Officer*[15]	2021	254,199	225,000 [16]	9,817,404 [17]	7,110,086 [6]	737,000	—	18,143,689
Russell S. Elmer, *General Counsel*[18]	2021	487,500	—	5,459,840	7,110,086 [6]	490,013	2,500	13,549,939
	2020	462,500	—	5,465,041	—	423,225	13,504 [19]	6,364,270

(1) Any fiscal year 2021 and 2020 base salary changes were effective March 1, 2021 and March 1, 2020, respectively.

(2) The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the RSUs, target PRSUs and stock options to purchase shares of our common stock, respectively, and, if applicable, the fair value of the modified PRSUs on the modification date granted to the Named Executive Officers, as computed in accordance with FASB ASC Topic 718. The fair value of our common stock on the date of grant or modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option grants with service-, performance- and market-based vesting conditions, as applicable and as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021. The amounts reported in this column include the incremental impact upon modification, if applicable, and exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the equity awards. The amounts reported for the PRSUs assume the probable outcome of the performance conditions at the grant date (i.e., based on target level performance). If the PRSUs were instead valued based on the maximum outcome of the applicable performance condition (i.e., based on maximum level performance), the total amount for the PRSU awards reported in this column for 2021 would increase as follows: Mr. McDermott, from $18,582,689 to $37,165,378; Mr. Desai, from $11,614,224 to $23,228,449; Ms. Mastantuono, from $6,968,952 to $13,937,905; Ms. Canney, from $3,098,456 to $6,196,912; and Mr. Elmer, from $4,413,948 to $8,827,897.

(3) The amounts reported in the Non-Equity Incentive Plan Compensation column for 2021 represent annual cash bonuses paid to the Named Executive Officers as described under "*Compensation Discussion and Analysis—2021 Cash Incentive Target Opportunity and Cash Incentive Results*" above.

(4)   Amounts reported for 2019 include a tax gross-up received by Mr. Desai in connection with his attendance at a Company-sponsored trip in the amount of $8,232. Amounts reported for 2019, other than for Mr. McDermott, and 2020 include matching contributions under our 401(k) Plan in the amount of $2,000. Amounts reported for 2021 include matching contributions under our 401(k) Plan in the amount of $2,500.

(5)   Mr. McDermott became our President and CEO effective November 15, 2019. The amounts Mr. McDermott received in 2019 are pro-rated to reflect his period of employment during 2019.

(6)   These PSO Awards will vest only if challenging performance metrics are met over an approximately five-year performance period. These PSO Awards may vest in eight equal tranches, subject to achieving both a Subscription Revenues Threshold and Stock Price Threshold for each such tranche and the Two-Year Cliff. Please see "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards*" above for additional information.

(7)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents the aggregate of (i) $3,900,000 additional cash payments made to Mr. McDermott pursuant to the Amendment as described above under "*Compensation Discussion and Analysis—Section 5—Other Compensation Policies and Information—Employment Arrangements*" and (ii) $31,850 for reimbursement of expenses for legal or other advisors incurred in the review and finalization of Mr. McDermott's employment agreement pursuant to the terms of such agreement.

(8)   These options will vest if challenging performance metrics are met. During the first 30 months of Mr. McDermott's employment, the options will vest only if the average closing stock price is 25% higher than $266.31 for the 20-business day period before the time-based vesting date. This would represent an increase of over $12.6 billion to the Company's market capitalization from the date of grant. During the second 30 months of Mr. McDermott's employment, the options will vest only if the average closing stock price is 50% higher than $266.31 for the 20-business day period before the time-based vesting date.

(9)   This amount represents the aggregate of additional cash payments made to Mr. McDermott for foregoing certain payments from his previous employer in connection with his early termination of such previous employment and commencement of his employment with us prior to January 1, 2020, which includes the following forfeited payments or equity, as applicable: (i) $62,500 pro-rated base salary, (ii) $316,455 cash bonus target, (iii) $1,055,732 in RSUs and PRSUs and (vi) $119,645 executive capital accumulation plan.

(10)   In addition to Mr. Desai's PSO Award described in Footnote 6 above, this amount includes a one-time performance-based stock option award Mr. Desai received in connection with his promotion to Chief Product and Engineering Officer effective as of March 2021, with a grant date fair value of $9,999,923. These options will vest if challenging performance metrics are met. During the first 30 months following February 8, 2021, the options will vest only if the average closing stock price is 25% higher than $587.91 for the 20-business day period before the time-based vesting date. During the second 30 months following February 8, 2021, the options will vest only if the average closing stock price is 50% higher than $587.91 for the 20-business day period before the time-based vesting date.

(11)   Ms. Mastantuono became our Chief Financial Officer effective January 8, 2020, and was not a Named Executive Officer in 2019. The amounts Ms. Mastantuono received in 2020 are pro-rated to reflect her period of employment during 2020.

(12)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents relocation expense reimbursements of $6,529 pursuant to Ms. Mastantuono's employment agreement.

(13)   This amount includes a one-time new hire RSU award with a grant date fair value of $8,744,563 pursuant to Ms. Mastantuono's employment agreement.

(14)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents relocation expense reimbursements of $436,000 pursuant to Ms. Mastantuono's employment agreement.

(15)   Ms. Canney became our Chief People Officer effective July 15, 2021, and was not a Named Executive Officer in 2020 and 2019. The amounts Ms. Canney received are pro-rated to reflect her period of employment during 2021 except for her Non-Equity Incentive Plan Compensation, which was not pro-rated pursuant to her employment agreement.

(16)   This amount represents a one-time new hire cash bonus paid to Ms. Canney pursuant to her employment agreement.

(17)   This amount includes a one-time new hire RSU award with a grant date fair value of $6,718,948 pursuant to Ms. Canney's employment agreement.

(18)   Mr. Elmer was not a Named Executive Officer in 2019.

(19)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents relocation expense reimbursements of $11,504 pursuant to Mr. Elmer's employment agreement.

2021 Grant of Plan Based Awards

The following table presents, for each of the Named Executive Officers, information concerning each grant of a cash or equity award made during 2021. This information supplements the information about these awards set forth in the "*2021 Summary Compensation Table.*"

Named Executive Officer	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			Stock Awards: Number of Shares of Stock or Units (#) (3)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)						
Mr. McDermott	2/8/2021	1/22/2021				14,976	29,951	59,902						18,582,689
	2/8/2021	1/22/2021							7,488	(4)				4,402,270
	10/29/2021	10/26/2021									555,077	(5)	697.76	139,242,879
		1/22/2021	1,000,000	2,000,000	3,000,000									
Mr. Desai	2/8/2021	1/22/2021				9,360	18,719	37,438						11,614,224
	2/8/2021	1/22/2021							4,680	(4)				2,751,419
	2/8/2021	1/22/2021									35,628	(6)	587.91	9,999,923
	12/13/2021	12/13/2021									125,305	(7)	655.94	28,441,202
		1/22/2021	350,000	700,000	1,050,000									
Ms. Mastantuono	2/8/2021	1/22/2021				5,616	11,232	22,464						6,968,952
	2/8/2021	1/22/2021							2,808	(4)				1,650,851
	12/13/2021	12/13/2021									62,653	(7)	655.94	14,220,458
		1/22/2021	300,000	600,000	900,000									
Ms. Canney	8/16/2021	7/26/2021				2,593	5,185	10,370						3,098,456
	8/16/2021	7/26/2021							11,580	(8)				6,718,948
	12/13/2021	12/13/2021									31,327	(7)	655.94	7,110,086
		7/26/2021	275,000	550,000	825,000									
Mr. Elmer	2/8/2021	1/22/2021				3,557	7,114	14,228						4,413,948
	2/8/2021	1/22/2021							1,779	(4)				1,045,892
	12/13/2021	12/13/2021									31,327	(7)	655.94	7,110,086
		1/22/2021	183,750	367,500	551,250									

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(1)   Represents the amounts that the Named Executive Officers were eligible to receive under our 2021 Cash Incentive upon the achievement of performance targets established by the Compensation Committee. Ms. Canney's eligible bonus under the 2021 Cash Incentive was determined in connection with her employment agreement in June 2021, and not subject to proration. For more information, see "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—Performance-Based Cash Incentive.*" The actual amounts earned by and paid to the Named Executive Officers for 2021 are set forth in the "*2021 Summary Compensation Table*" in the column titled "Non-Equity Incentive Plan Compensation."

(2)   Represents the number of shares of common stock subject to PRSUs granted to the Named Executive Officers during 2021. The columns show the number of shares of common stock that would have been eligible to vest at threshold, target and maximum levels of performance. At the threshold level of performance, 50% of the total shares of common stock subject to the PRSU awards would have been eligible to vest; at the target level of performance, 100% of the shares of common stock subject to the PRSU awards would have been eligible to vest; and at the maximum level of performance, 200% of the shares of common stock subject to the PRSU awards would have been eligible to vest. As further described in the section titled "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—2021 PRSUs–80% of 2021 LTI,*" in January 2022, the

Compensation Committee determined the actual number of shares eligible to vest pursuant to the PRSU awards based on our 2021 performance. Such eligible shares remain subject to time-based vesting through February 7, 2024, with the final vest subject to an upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance.

(3)   The amounts reported in this column represent the grant date fair value of the RSUs, target PRSUs and options granted to the Named Executive Officers, as computed in accordance with FASB ASC Topic 718. The fair value of our common stock on the date of grant or modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option grants with both service-, performance- and market-based vesting conditions as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the awards.

(4)   Represents the number of shares of common stock subject to RSUs granted to certain Named Executive Officers during 2021. Such shares vest quarterly over 4 years, with the first 6.25% of the shares vesting on May 7, 2021, and subject to the continued service with us on each such vesting date.

(5)   Represents the number of shares of common stock subject to performance-based stock options granted to Mr. McDermott. Such shares subject to the award vest equally in eight tranches, subject to a two-year cliff ending October 29, 2023 and continued service as our CEO or executive chairman on the applicable vesting dates and satisfaction of performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards.*"

(6)   Represents the number of shares of common stock subject to performance-based stock options granted to Mr. Desai for his promotion to Chief Product and Engineering Officer, 20% of which vest on February 8, 2022, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service with us on the applicable time-based vesting dates and the satisfaction of the Desai Option Performance Conditions described in the section above titled "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—2021 One-Time Promotion Equity Award.*"

(7)   Represents the number of shares of common stock subject to performance-based stock options granted to the other Named Executive Officers during 2021. Such shares subject to the award vest equally in eight tranches, subject to a two-year cliff ending December 13, 2023 and continued employment with us on the applicable vesting dates and satisfaction of performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards.*"

(8)   Represents the number of shares of common stock subject to RSUs granted to Ms. Canney in 2021 pursuant to her employment agreement, 25% of which vest on July 15, 2022, with the remaining shares subject to the award to vest quarterly over the next three years, subject to continued service with us on each such vesting date.

2021 Outstanding Equity Awards at Fiscal Year End

The following table presents, for each of the Named Executive Officers information regarding outstanding stock options and other equity awards held as of December 31, 2021.

Name	Option Awards					Stock Awards					
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Mr. McDermott	34,806	(2)	93,711	266.31	11/18/2029						
	—	(3)	555,077	697.76	10/29/2031						
						38,355	(4)	24,896,614			
						5,505	(5)	3,573,351			
						22,273	(6)	14,457,627			
						6,084	(7)	3,949,185			
									29,951	(8)	19,441,494
Mr. Desai	29,482	(9)	—	81.41	1/17/2027						
	—	(10)	35,628	587.91	2/8/2031						
	—	(11)	125,305	655.94	12/13/2031						
						2,510	(12)	1,629,266			
						2,522	(13)	1,637,055			
						3,269	(14)	2,121,941			
						13,226	(15)	8,585,129			
						3,803	(7)	2,468,565			
									18,719	(8)	12,150,690
Ms. Mastantuono	—	(11)	62,653	655.94	12/13/2031						
						2,065	(14)	1,340,412			
						8,353	(15)	5,422,016			
						13,760	(16)	8,931,754			
						2,282	(7)	1,481,269			
									11,232	(8)	7,290,804
Ms. Canney	—	(11)	31,327	655.94	12/13/2031						
						11,580	(17)	7,516,694			
									5,185	(18)	3,365,635
Mr. Elmer	—	(11)	31,327	655.94	12/13/2031						
						4,515	(19)	2,930,732			
						1,098	(12)	712,723			
						1,101	(13)	714,670			
						1,635	(14)	1,061,295			
						6,613	(15)	4,292,564			
						1,446	(7)	938,613			
									7,114	(8)	4,617,769

(1)   The market value of shares is based on the closing price of our common stock on December 31, 2021 of $649.11.

(2)   This stock option award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service as our CEO on the applicable time-based vesting dates and the satisfaction of the performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 4 - Other Compensation Policies and Information—Employment Arrangements with Named Executive Officers.*"

(3)   This stock option award was granted on October 29, 2021 and vests equally in eight tranches, subject to a two-year cliff ending October 29, 2023 and continued service as our CEO or executive chairman on the applicable vesting dates and satisfaction of performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards.*"

(4)   This RSU award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020 and the remaining shares subject to the award will vest in equal quarterly installments over the subsequent 16 quarters, subject to continued employment as our CEO on the applicable vesting dates.

(5)   This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued employment as our CEO on each vesting date.

(6)   This PRSU award was granted on February 18, 2020 and represents the shares eligible to vest following determination by the Board, upon recommendation of the Compensation Committee, in January 2021 of performance against the applicable NNACV target for 2020. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 17, 2021, with the remaining shares vesting in equal quarterly installments thereafter through February 17, 2023, subject to continued employment as our CEO on each vesting such date.

(7)   This RSU award was granted on February 8, 2021 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 7, 2021, and subject to the continued employment or service with us on each vesting date.

(8)   This PRSU award was granted on February 8, 2021 and represents the target number of shares subject to PRSUs outstanding as of December 31, 2021. In January 2022, the Compensation Committee determined the actual number of Eligible Shares to vest based on performance against the applicable NNACV and FCF Margin targets as follows: Mr. McDermott: 48,791 Eligible Shares; Mr. Desai: 30,494 Eligible Shares; Ms. Mastantuono: 18,297 Eligible Shares; and Mr. Elmer: 11,589 Eligible Shares. The Eligible Shares underlying this award vests as to 30% of the shares on February 7, 2022, 15% of the shares on August 7, 2022, 15% of the shares on February 7, 2023, 20% of the shares on August 7, 2023, and 20% of the shares on February 7, 2024, with such final vest subject to upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance, and subject to continued employment or service with us on each such date as further described in the section titled "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—2021 LTI PRSUs—80% of 2021 LTI*".

(9)   This stock option was granted on January 17, 2017 and is fully vested.

(10)   This stock option award was granted on February 8, 2021 and vests as to 20% of the shares on February 8, 2022, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service with us on the applicable time-based vesting dates and the satisfaction of the Desai Option Performance Conditions described in the section above titled "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—2021 One-Time Promotion Equity Award*".

(11)   This stock option award was granted on December 13, 2021 and vests equally in eight tranches, subject to a two-year cliff ending December 13, 2023 and continued employment with us on the applicable vesting dates and satisfaction of performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards.*"

(12)   This RSU award was granted on February 12, 2019 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 12, 2019, subject to continued service with us on each such date.

(13)   This PRSU award was granted on February 12, 2019 and represents the shares eligible to vest following the Compensation Committee's final determination in January 2020 of performance against the applicable NNACV target for 2019. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 12, 2020, with the remaining shares vesting in equal quarterly installments thereafter through February 12, 2022, subject to continued service with us on each such date.

(14)   This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued service with us on each such vesting date.

(15)   This PRSU award was granted on February 18, 2020 and represents the shares eligible to vest following determination by the Board, upon recommendation of the Compensation Committee, in January 2021 of performance against the applicable NNACV target for 2020. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 17, 2021, with the remaining shares vesting in equal quarterly installments thereafter through February 17, 2023, subject to continued employment or service with us on each vesting such date.

(16)   This RSU award was granted on February 18, 2020 and vests as to 25% of the shares on January 8, 2021, with the remaining shares subject to the award to vest quarterly over the next three years, subject to the continued service with us on each such vesting date.

(17)   This RSU award was granted on August 16, 2021 and vests as to 25% of the shares on July 15, 2022, with the remaining shares subject to the award to vest quarterly over the next three years, subject to the continued service with us on each such vesting date.

(18)   This PRSU award was granted on August 16, 2021 and represents the target number of shares subject to PRSUs outstanding as of December 31, 2021. In January 2022, the Compensation Committee determined the actual number of Eligible Shares to vest based on performance against the applicable NNACV and FCF Margin targets as follows: Ms. Canney: 8,447 Eligible Shares. The Eligible Shares underlying this award vests as to 30% of the shares on February 7, 2022, 15% of the shares on August 7, 2022, 15% of the shares on February 7, 2023, 20% of the shares on August 7, 2023, and 20% of the shares on February 7, 2024, with such final vest subject to upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance, and subject to continued employment or service with us on each such date as further described in the section titled "*Compensation Discussion and Analysis—Section 4 - 2021 Compensation Decisions—2021 PRSUs-80% of 2021 LTI*".

(19)   This RSU award was granted on December 7, 2018 and vests as to 25% of the shares on February 7, 2020, with the remaining shares subject to the award to vest quarterly over the next three years, subject to continued service with us on each vesting date.

2021 Option Exercises and Stock Vested Table

The following table presents, for each of the Named Executive Officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSU and PRSU awards and the related value realized during 2021.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Mr. McDermott	32,129	8,751,548	47,820	27,678,486
Ms. Mastantuono	—	—	23,839	13,436,837
Mr. Desai	—	—	47,478	27,585,960
Ms. Canney	—	—	—	—
Mr. Elmer	—	—	19,226	11,175,621

_____

(1)   The value realized on exercise is calculated as the difference between the closing price of the shares of our common stock underlying the options when exercised and the applicable exercise price of those options.

(2)   The value realized on vesting is calculated as the number of shares of common stock issued upon vesting of RSUs and PRSUs multiplied by the closing price of our common stock on the vesting date.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers during 2021.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers during 2021.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated payments that would be received by the Named Executive Officers if a hypothetical change in control of the Company, termination of employment without cause or following a resignation for good reason, or termination of employment without cause or following a resignation for good reason in connection with a change in control of the Company had occurred on December 31, 2021. The table below reflects amounts that would have been payable to each Named Executive Officer assuming that the applicable triggering event occurred on December 31, 2021.

Name	Change in Control Alone — Value of Accelerated Vesting ($) [1]	Upon Termination without Cause or Resignation for Good Reason - No Change in Control				Upon Termination for Non-Renewal — Value of Accelerated Vesting ($) [2]	Upon Termination without Cause or Resignation for Good Reason - Change in Control			
		Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($) [2]	Total ($)		Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($) [2]	Total ($)
Mr. McDermott	—	3,000,000	32,269	29,251,336	32,283,605	35,872,571	4,000,000	48,403	102,190,841	106,239,244
Mr. Desai	—	700,000	16,134	—	716,134	—	700,000	16,134	30,773,080	31,489,214
Ms. Mastantuono	—	600,000	13,220	—	613,220	—	900,000	13,220	24,466,254	25,379,474
Ms. Canney	—	1,100,000	32,269	3,393,547	4,525,816	—	825,000	16,134	10,882,329	11,723,463
Mr. Elmer	—	428,750	10,126	—	438,876	—	428,750	10,126	15,268,365	15,707,241

(1) Assumes that awards are substituted, continued or assumed in connection with the change in control. Pursuant to our equity incentive plans, an outstanding award held by a service provider will accelerate in full if it is not continued, assumed or substituted with an equivalent award in connection with a change in control. If Mr. McDermott's New-Hire RSU and/or New-Hire Option are not assumed in a change in control, then the vesting of the New-Hire RSU will accelerate in full and the New-Hire Option will accelerate in full to the extent the applicable McDermott Option Performance Conditions are achieved upon the change in control. Assumes that the per share common stock price (plus the per share of common stock value of any other consideration) received by the shareholders in the change of control is measured to be below all Stock Price Thresholds of the PSO Awards. For a complete discussion of Mr. McDermott's post-employment compensation and on how the PSO Awards are treated upon a change of control, see "*Compensation Discussion and Analysis—Section 5 - Other Compensation Policies and Information—Potential Payments upon Termination or Change in Control*" above for additional information.

(2) The value of accelerated vesting is calculated based on the closing price of our common stock on the NYSE as of December 31, 2021, which was $649.11, less, if applicable, the exercise price of each outstanding stock option. The value of accelerated vesting for PRSUs for which achievement had not yet been determined is calculated based on achievement at target levels for the performance metrics and at the 55th percentile for the rTSR component.

Potential Payments upon Involuntary Termination by Reason of Death

The following table sets forth the estimated payments that would be received by each Named Executive Officer assuming a hypothetical involuntary termination by reason of his or her death occurred on December 31, 2021.

Name	Upon Involuntary Termination by Reason of Death			
	Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)	Total ($)
Mr. McDermott	2,500,000	32,269	5,000,000	7,532,269
Mr. Desai	1,050,000	32,269	5,000,000	6,082,269
Ms. Mastantuono	900,000	26,439	5,000,000	5,926,439
Ms. Canney	825,000	32,269	5,000,000	5,857,269
Mr. Elmer	612,500	20,253	5,000,000	5,632,753

CHIEF EXECUTIVE OFFICER PAY RATIO

Our CEO to median employee pay ratio for 2021 is 709:1. The total 2021 compensation of our CEO was $165,802,037. The total 2021 compensation of our median employee was $233,859. In selecting the median employee under Item 402(u), reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As a result, the disclosure regarding the compensation of our median employee and our CEO to median employee pay ratio may not be directly comparable to similar disclosure by other reporting companies.

Identification of Median Employee

We identified the employee with annual total compensation at the median of the compensation of all of our employees (the "median employee") by considering our employee population as of October 31, 2021 (the "employee population determination date"). We considered all individuals, excluding our CEO, who were employed by us (including our consolidated subsidiaries) on the employee population determination date, whether employed in the United States or outside the United States, or on a full-time, part-time, seasonal or temporary basis, including employees on a leave of absence. Contractors and other non-employees were not included in our employee population.

Compensation for purposes of identifying the median employee included the following: (1) annual base salaries as in effect as of November 15, 2021, (2) actual cash bonus compensation earned between January 1, 2021 and December 31, 2021, (3) actual commissions earned between January 1, 2021 and December 31, 2021, and (4) the target value of equity awards granted between January 1, 2021 and November 15, 2021, which reflects all new hire and "refresh" equity awards granted in 2021 to our employees who were employed as of the employee population determination date. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect as of December 31, 2021 as provided in our system of record for compensation information. We did not make any cost-of-living adjustments for employees outside of the United States. We believe our methodology represents a consistently applied compensation measure because it strikes a balance in terms of administrative burden while consistently treating all the primary compensation components for our worldwide workforce and capturing a full year of each of such primary compensation components.

Using this approach, we determined the median employee of our employee population, who was an advisory solution consultant in our sales and marketing department and based in the United Kingdom. After identifying the median employee based on the methodology above, we calculated the annual total compensation for such median employee using the same methodology we use to calculate the amount reported for our Named Executive Officers in the "Total" column of the "*2021 Summary Compensation Table.*"

Supplemental Pay Ratio

We understand that the CEO pay ratio is intended to provide greater transparency to annual CEO pay and how it compares to the annual pay of the median employee. As such, we are providing a supplemental ratio that compares the CEO's total 2021 compensation, excluding the one-time CEO PSO award with a grant date fair value of $139,242,879 (see "*Compensation Discussion and Analysis—Section 1 - Executive Summary—Compensation Highlights—Special Incentive in 2021 - 100% Performance-Based Stock Option Awards*" above for additional information), to the annual total compensation of the median employee to facilitate a better understanding of our CEO's ongoing annual total compensation and better comparability. The resulting supplemental CEO pay ratio is 114:1.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise or settlement of stock options, RSU and PRSU awards and rights under all of our existing equity compensation plans as of December 31, 2021:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (Column A)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Column B) ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) (Column C)[3]
Equity compensation plans approved by security holders	7,113,189	551.39	17,889,993
Equity compensation plans not approved by security holders	—	—	—
Total	7,113,189	551.39	17,889,993

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(1) This number includes 37,661 shares of common stock subject to stock options outstanding and no shares of common stock subject to RSU awards outstanding under our 2005 Stock Plan, 259,734 shares of common stock subject to stock options outstanding and 5,076,218 shares of common stock subject to RSU and PRSU awards outstanding under our 2012 Equity Incentive Plan, 962,323 shares of common stock subject to stock options outstanding and 598,866 shares of common stock subject to RSU and PRSU awards outstanding understanding under our 2021 Equity Incentive Plan, 43,373 shares of common stock subject to RSU awards outstanding under the Element AI Inc. 2020 Restricted Share Unit Plan assumed by us in connection with the acquisition of Element AI Inc. in January 2021, and 45,064 shares of common stock subject to stock options outstanding and 89,950 shares of common stock subject to RSU awards outstanding under the Amended and Restated LightStep, Inc. 2013 Stock Plan assumed by us in connection with the acquisition of Lightstep, Inc. in June 2021. The number of shares subject to PRSU awards outstanding in the table above reflects shares eligible to vest based on actual achievement for PRSU awards for which the performance achievement had been determined as of December 31, 2021, and shares that would be eligible to vest at 100% of target for PRSU awards for which the performance and rTSR achievement had not yet been determined as of December 31, 2021. The number of shares subject to performance-based stock options outstanding in the table above reflects shares that would be eligible to vest at 100% if all metrics had been achieved. This number excludes purchase rights accruing under our Amended and Restated 2012 Employee Stock Purchase Plan.

(2) The weighted-average exercise price relates solely to shares subject to outstanding stock options because shares subject to RSU and PRSU awards have no exercise price.

(3) Represents 8,500,890 shares remaining available for future issuance under our 2021 Equity Incentive Plan and 9,389,103 shares remaining available for future issuance under our Amended and Restated 2012 Employee Stock Purchase Plan, including shares subject to purchase during the current purchase period. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan would have increased automatically on January 1 of each year, from January 1, 2013 through January 1, 2022, by the lower of 1% of the total number of shares of the common stock outstanding on December 31 of the preceding year or such lower number as determined by our Board of Directors. In October 2020, the Board of Directors approved a 0% increase under our 2012 Employee Stock Purchase Plan for 2021. In June 2021, shareholders approved our Amended and Restated 2012 Employee Stock Purchase Plan, which removed the automatic increase provision. There is no automatic increase provision under the 2021 Equity Incentive Plan approved by shareholders in June 2021. No shares are available for future issuance under our 2005 Stock Plan, our 2012 Equity Incentive Plan, our assumed Element AI Inc. 2020 Restricted Share Unit Plan, and our assumed Amended and Restated LightStep, Inc. 2013 Stock Plan.

TRANSACTIONS WITH RELATED PARTIES

In addition to the executive officer and director compensation arrangements discussed above under "Executive Compensation," the following is a description of transactions since January 1, 2021 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we collectively refer to as "related parties."

Relationship with BlackRock, Inc.

BlackRock, Inc. ("BlackRock") has been our customer since 2017 and made payments to us of approximately $2.8 million in 2021. Our agreement with BlackRock was negotiated in the ordinary course of business. BlackRock reported that it was the beneficial owner of 5% or more of the outstanding shares of our common stock during 2021 and as of December 31, 2021.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our indemnification agreements and Bylaws also require us to advance certain expenses incurred by our directors and officers.

Review, Approval or Ratification of Transactions with Related Parties

The charter of the Audit Committee requires that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by the Audit Committee. The Audit Committee has adopted a related party transactions policy to set forth the procedures for the identification, review, consideration and approval or ratification of these transactions. In approving or rejecting any such proposal, our Audit Committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of ServiceNow's Audit Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any past or future filing by ServiceNow under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that ServiceNow specifically incorporates it by reference.

Role of the Audit Committee

The Audit Committee operates under a written charter adopted by our Board of Directors, which provides that its functions include the oversight of the quality of our financial reports and other financial information provided to shareholders. In carrying out these functions, the Audit Committee reviews critical accounting policies and estimates and the application of U.S. GAAP, reviews our compliance with legal and regulatory requirements, and has responsibility for the appointment, compensation and oversight of our independent registered public accounting firm, PricewaterhouseCoopers LLP (the "Independent Auditor"), including reviewing the Independent Auditor's independence, reviewing and approving the planned scope of the annual audit, reviewing and pre-approving any audit and non-audit services that may be performed by the Independent Auditor, and reviewing with management and the Independent Auditor the adequacy of our internal financial controls. A more detailed description of the functions and responsibilities of the Audit Committee can be found in ServiceNow's Audit Committee Charter, published on the corporate governance section of ServiceNow's website at http://investors.servicenow.com.

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Management is responsible for our internal controls, financial reporting process, selection of accounting principles, determination of estimates and compliance with laws, regulations and ethical business conduct. The Independent Auditor is responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles.

Review of Audited Financial Statements for the Year ended December 31, 2021

The Audit Committee has reviewed and discussed with ServiceNow's management and our Independent Auditor the audited consolidated financial statements of ServiceNow for the year ended December 31, 2021. The Audit Committee has also discussed with our Independent Auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee has received and reviewed the written disclosures and the letter from our Independent Auditor required by applicable requirements of the PCAOB regarding the Independent Auditor's communications with the Audit Committee concerning independence, and has discussed with our Independent Auditor its independence from ServiceNow.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in ServiceNow's annual report on Form 10-K for the year ended December 31, 2021 for filing with the SEC.

Submitted by the Audit Committee

Teresa Briggs, Chair
Jonathan C. Chadwick
Paul E. Chamberlain
Joseph "Larry" Quinlan
Anita M. Sands

ADDITIONAL INFORMATION

Shareholder Proposals to be Presented at Next Annual Meeting

The Company's Bylaws provide that, for shareholder nominations to our Board of Directors or other proposals to be considered at an annual meeting, shareholders must give timely notice thereof in writing to the Corporate Secretary at ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: Corporate Secretary.

To be timely for the 2023 annual meeting of shareholders, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive offices of the Company not earlier than 5:00 p.m. Pacific Time on February 24, 2023 and not later than 5:00 p.m. Pacific Time on March 26, 2023. A shareholder's notice to the Corporate Secretary must set forth, as to each matter the shareholder proposes to bring before the annual meeting, the information required by our Bylaws.

Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at ServiceNow's 2023 annual meeting of shareholders must be received by the Company not later than December 23, 2022 in order to be considered for inclusion in ServiceNow's proxy materials for that meeting.

In addition, our Bylaws contain "proxy access" provisions that permit a shareholder or group of shareholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the shareholder ownership, notice and other requirements set forth in our Bylaws are satisfied.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, certain officers and any persons who own more than 10% of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on written representations from the directors and executive officers, other than a Form 4 that was filed late for Paul E. Chamberlain, the Company believes that all Section 16(a) filing requirements were timely met in 2021.

Available Information

We will mail to any shareholder, without charge, upon written request, a copy of our Annual Report on Form 10-K for the year ended December 31, 2021, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Investor Relations
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054


The Annual Report is also available on the Investor Relations section of our website, which is located at http://investors.servicenow.com. Please help us reduce the impact on the environment and reduce our administrative costs by taking advantage of this method of obtaining our Annual Report.

"Householding" — Shareholders Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of ServiceNow shareholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call the Company's Investor Relations department at 2225 Lawson Lane, Santa Clara, California 95054, Attn: Investor Relations, telephone number (408) 501-8550. Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Any shareholders who share the same address and currently receive multiple copies of the Company's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

Our Board of Directors does not presently intend to bring any other business before the Annual Meeting and, so far as is known to our Board of Directors, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, the proxy holders will vote the proxies on these matters in accordance with their best judgment.

APPENDIX A

Statement regarding use of Non-GAAP Financial Measures

We report non-GAAP financial measures in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. This proxy statement includes a presentation of non-GAAP operating margin, which excludes certain non-cash or non-recurring items, including stock-based compensation expense, amortization of purchased intangibles, and business combination and other related costs, as a percentage of total revenues. We believe these adjustments provide useful supplemental information to shareholders and facilitates the analysis of our operating results.

Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies. We encourage shareholders to carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business. Please see the table below for the reconciliation of GAAP and non-GAAP results.

Reconciliation of GAAP financial measures to non-GAAP financial measures

	Year Ended December 31, 2021
GAAP operating margin	4%
Stock-based compensation as % of total revenues	19%
Amortization of purchased intangibles as % of total revenues	2%
Business combination and other related costs as % of total revenues	0%
Non-GAAP operating margin	25%

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Note: Numbers are rounded for presentation purposes.